RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, California 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

November 14, 2005

VIA EDGAR AND FEDERAL EXPRESS

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20548

Re:	NuTech Digital, Inc.
Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the period ended March 31, 2005
Commission File No.: 000-50021
Our File No.: 0622-003

Dear Ms. Cvrkel:

This letter is provided to you on behalf of NuTech Digital, Inc. (the “Company”) in response to your letter dated August 25, 2005. We have included proposed amendments to the Company’s Form 10-KSB and Forms 10-QSB for the periods ended March 31, 2005 and June 30, 2005 for your review. These proposed amendments along with the certifications will be signed when the amendments are approved by you for filing.

Form 10-KSB for the year ended December 31, 2004

MD&A

1.    We note your response to our prior comment #1 and we reissue that comment. It appears that significant judgment may be required in estimating future product sales for purposes of evaluating the realizability of prepaid advances, prepaid production costs, and completed masters. Therefore, please revise your critical accounting estimates to include a detailed discussion of the judgments involved, your method of making such judgments, how accurate such judgments have been in the past, and the susceptibility of such judgments to change in the future. For example, please disclose how you make reasonably reliable estimates of “ultimate revenues” expected from your films and properties for purposes of recognizing periodic costs and estimating fair values under SOP 00-2.

In response to this comment, the Company has amended its Form 10-KSB and Forms 10-QSB to include a detailed discussion of the judgments involved, the method of making such judgments, how accurate such judgments have been in the past, and the susceptibility of such judgments to change in the future. Please see page 9 of the Form 10-KSB, page 24 of the Form 10-QSB for the period ended March 31, 2005 and page 27 of the Form 10-QSB for the period ended June 30, 2005.

Ms. Linda Cvrkel, Branch Chief
November 14, 2005

Statements of Operations, page F-3

2.    We note from your response to prior comment #2 that you believe that SOP 00-2 is not applicable to your operations and that royalty costs are properly presented as selling expenses. We believe, however, that you do fall into the scope of SOP 00-2 as set forth in paragraph .05 of SOP 00-2 because you obtain a right to distribute, or sell, films to other entities. We also continue to believe that royalty expense is more appropriately classified as “cost of sales” as it is directly related to the sale of the films. Additionally, it appears that many of your peers in the business of distributing films account for the costs to acquire the rights to a file as either “cost of sales” or an operating cost other than selling, general and administrative. Please reclassify these expenses as “cost of sales” or alternatively, re-caption the cost of sales line, eliminate the gross profit subtotal, and present royalty expenses as a separate expense line above SG&A.

In response to this comment, the Company has amended the Statements of Operations included in its Form 10-KSB and Forms 10-QSB, and will include in its filings going forward, a re-captioned cost of sales line, eliminate the gross profit subtotal and present royalty expenses as a separate expense line above SG&A. Please see page F-3 in the Form 10-KSB, page 2 in the Form 10-QSB for the period ended March 31, 2005 and page 4 in the Form 10-QSB for the period ended June 30, 2005.

3.    We note that from your response in prior comment #3 that you have reclassified the settlement of royalties to selling expenses on the statements of operations. In connection with our previous comment, we believe that royalty expenses are more appropriately classified as “cost of sales”, and therefore believe the settlement of these expenses should also be classified as “cost of sales”. Please revise your statement of operations accordingly.

In response to this comment, the Company has amended the Statements of Operations included in its Form 10-KSB and Forms 10-QSB to reclassify the settlement of royalties in the amount of $125,000 to royalty expenses, presented as mentioned above in the response to comment #3.

Ms. Linda Cvrkel, Branch Chief
November 14, 2005

Statement of Stockholders’ Equity, page F-5.

4.    We note from your response to prior comment #4 that the transfer into equity relates to redeemable common stock in which the redemption provisions terminated and is now required to be classified in stockholders’ equity rather than in between liabilities and stockholders’ equity. However, we believe that a disclosure should be added to your notes to the financial statements to address both the $80,000 transferred to equity in 2004 and the $247,500 transferred in 2003. Please revise your amended 10-KSB to disclose the transactions.

In response to this comment, the Company has amended its Form 10-KSB to include a footnote that discloses the transactions. Please see Note 21 at page F-24 to the Form 10-KSB.

5.    We note from your response to prior comment #5 that the offering costs are legal fees incurred for private placements of common stock and that the costs were allocated against the proceeds received from the sale of stock. Please explain to us which issuance of shares these legal fees relate to as the only private placement in 2003 appears to be for $150,000, an amount far less that the proceeds recorded. To the extent that the offering costs exceed the proceeds of the private placement to which they relate, they should be expensed.

In response to this comment, the Company has amended the Statements of Stockholders’ Equity in its Form 10-KSB to record $150,000 of allocated offering costs against common stock at December 31, 2003 and the remaining $349,012 as prepaid offering costs at December 31, 2003. The $349,012 of prepaid offering costs were added to the $125,185 additional costs incurred during the year ended December 31, 2004 and allocated against common stock as they relate to the proceeds received from the private placement undertaken by the Company during the year ended December 31, 2004. Please see pages F-4 and F-5 of the Form 10-KSB.

Prepaid Royalties

6.    We note your response to our prior comment #7 and we reissue that comment. We note that royalty expenses incurred in the last two years were less than $400,000 per year and the maximum term of the respective license agreements is through 2010, six years from year-end 2004. We also note from page 8 that during 2004 you decided to shift the emphasis of your business from selling general entertainment products to producing and distributing music concerts. Therefore, it is not clear from your filing how royalty advances are realizable from the ultimate revenue you expect during the remaining terms of your license agreements. Please tell us the basis for your conclusion that the prepaid royalties of $3,273,033 are realizable at December 31, 2004, giving specific consideration to the facts sited above. Please be detailed in your response. Please provide us with the assumptions and information you used with respect to the ten most significant portions of the balance (e.g., title, unamortized balance, 2004 sales, 2004 amortization, expected future sales by year, expected amortization by year, etc.). Include in your response how you determined the amount of the allowance recorded. In the alternative, please consider revising your financial statements to write down prepaid royalties to their fair value based on the guidance in paragraphs 43 to 48 of SOP 00-2.

In response to this comment, the Company has prepared the attached spreadsheet entitled “Film Forecast Computation” for your review. Please note that the attached spreadsheet analyzes the amortization of Completed Masters using the method described in SOP 00-2.

Ms. Linda Cvrkel, Branch Chief
November 14, 2005

Prepaid royalties are expensed as each individual title is sold and the Company historically does not provide an advance of royalties on a title that exceeds expected revenue for 50% of the license period. Therefore, as the title sells and the license period ages, the Company will begin accruing additional royalties owed to the licensor. The prepaid balance of $3,273,033 at December 31, 2004 is the result of the Company’s acquisition and advancement of approximately $1,800,000 in prepaid royalties for additional titles during the year ended December 31, 2004. These titles have not been made available for sale and the Company has not begun expensing the associated prepaid royalties.

7.    We note your response to our prior comment #9 and we reissue that comment in part. We note that you amortize completed masters over seven years and prepaid production costs over the estimated useful lives of the contracts. Also, based on our August 25, 2005 conference call, it appears that you amortize prepaid royalties over the license period. As discussed in comment #2 above, we believe that as a company that holds the rights to distribute films, you are required to follow the guidance in SOP 00-2. This guidance requires that amortization for these types of costs be computed using the individual-film-forecast-computation method. This method results in recognition of “film costs” in the same ratio that period revenue from a film bears to estimated remaining unrecognized ultimate revenue from the film. Please note that total estimated revenue, referred to ultimate revenue, is subject to certain limitations in SOP 00-2. Please restate your historical financial statements to reflect the appropriate amortization expense and asset balances of the completed masters, prepaid production costs, and prepaid royalties using the method outlined in paragraph 34 of SOP 00-2. We expect this will require a recomputation of periodic amortization starting from the date your films began to generate revenue for you.

In response to this comment, the Company has prepared the attached spreadsheet entitled “Film Forecast Computation” for your review. Please note that the attached spreadsheet analyzes the amortization of Completed Masters using the method described in SOP 00-2.

Prepaid royalties are expensed as each individual title is sold and the Company historically does not provide an advance of royalties on a title that exceeds expected revenue for 50% of the license period. Please refer to the response for comment number 6 above. The Company has determined that no restatement is necessary.

Regarding the amortization of the prepaid production costs, please note that the Company is using the method outlined in paragraph 34 of SOP 00-2 to recognize these film costs, however the music concerts the Company produced are not released and revenue from these titles has not been generated.

Ms. Linda Cvrkel, Branch Chief
November 14, 2005

8.    Please tell us the net balance of completed masters at December 31, 2004. Please tell us your basis for your conclusion that prepaid production costs aggregating $679,890 and completed masters are realizable at December 31, 2004. As part of your response, please explain in detail how you evaluated these capitalized costs for impairment. See paragraph 43-47 of SOP 00-2. If, after reconsideration of the requirements of SOP 00-2, you determine that certain assets were impaired at December 31, 2004, please restate your historical financial statements accordingly.

In response to this comment, the Company provides the following information:

The net balance of completed masters at December 31, 2004 was $956,974 with an average remaining license life of just under five years. The net balance of completed masters at December 31, 2004 is realizable based upon our analysis of historical and ultimate revenue as analyzed in the attached spreadsheet in accordance with SOP 00-2. The Company evaluated the completed masters for impairment at December 31, 2004, and as a result of estimated future sales, believes the completed master net balance of $956,974 is correctly stated.

The aggregate balance of $679,890 of prepaid production costs relates to music concerts the Company produced. As of December 31, 2004, these products were not released and had not begun generating revenues. As such, the Company estimates ultimate revenue to be that which will provide for proper recognition of these costs in the future and therefore the Company believes the prepaid production cost balance of $679,890 is correctly stated.

Stock Based Compensation, page F-11

9.    We note from your response to prior comment #12 that you have revised your disclosure to state that you do not believe that the existing models provide a reliable single measure of the fair value of the stock options. Please tell us and include in your amended Form 10-KSB how you determine the fair value of stock options issued for purposes of both the proforma disclosures and for non-employee compensation. Include in your response the method used and the significant assumptions. See paragraph 47(d) of SFAS 123.

In response to this comment, the Company has changed the footnote disclosure in the amended Form 10-KSB and Form 10-QSB to read as follows:

Ms. Linda Cvrkel, Branch Chief
November 14, 2005

STOCK BASED COMPENSATION

As permitted by FAS 123, as amended, the Company accounts for stock options issued to employees using the intrinsic value method as prescribed by APB 25. Under this method no expenses is recognized for options issued with an exercise price equal to or greater than the market price of the stock on the date of grant. Expense for options or warrants issued to non-employees is recorded in the financial statements at estimated fair value. For options issued to employees, the Company is subject to proforma disclosures based on the estimated fair value of options issued.

The Company estimated the fair value of each stock option issued to employees and non-employees at the grant date by using the Black-Scholes option pricing model based on the following assumptions:

Risk free interest rate	3.35% to 4.5%
Expected life	5 to 10 years
Expected volatility	50% to 165%
Dividend yield	0.00

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options and warrants have characteristics different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the values determined by existing models are significant estimates.

Form 10-QSB for the quarter ended June 30, 2005

Note 14. Common Stock

10.    We note that in June 2005 you issued shares of stock to a consultant for services rendered. In future filings, please include a statement disclosing how you determined the value of the stock issued.

In response to this comment, the Company agrees to include this information in its future filings.

Ms. Linda Cvrkel, Branch Chief
November 14, 2005

Note 19. Common Stock Purchase Warrants

11.    We note that on April 25, 2005 you issued a warrant to acquire up to 300,000 shares of common stock at three different exercise prices depending on the number of shares acquired. Because this was a non-cash transaction in exchange for consulting services, please tell us how the fair value of the warrants was determined.

In response to this comment, the Company has changed the footnote disclosure in the amended Form 10-QSB to read as follows:

On April 25, 2005, the Company issued a warrant to acquire up to 300,000 shares of common stock at an exercise price of $0.65 per share for the first 100,000 shares, $0.85 per share for the second 100,000 shares and $1.00 per share for the remaining 100,000 shares, to Redwood Consultants, LLC for consulting services rendered during the second quarter of 2005. The warrant expires April 25, 2007 and is fully vested and exercisable. The Company estimated the fair value of the warrants at the grant date by using the Black-Scholes option pricing model based on the following assumptions; risk free interest rate of 4.34%, life of 2 years, volatility of 136% and dividend yield of 0. Accordingly, the Company recorded an expense in the amount of $11,700 for non-cash compensation during the six months ended June 30, 2005.

We look forward to hearing from you regarding the Company’s response at your earliest convenience.

Very truly yours,

RICHARDSON & PATEL LLP

By:   /s/ Mary Ann Sapone

MARY ANN SAPONE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 1 TO
FORM 10-QSB

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the quarterly period ended: June 30, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission file number: 000-50021

NuTECH DIGITAL, INC.
(Exact name of registrant as specified in its charter)

California	95-4642831
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

7900 Gloria Avenue
Van Nuys, California
91406
(Address of principal executive offices)
(Zip Code)

(818) 994-3831
(Registrant’s telephone number including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Check whether the issuer (1) filed all documents and reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date: The registrant had 22,580,494 shares of common stock, no par value, issued and outstanding as of August 12, 2005.

Transitional Small Business Disclosure Format (Check one): Yes ☐ No ☒

NuTECH DIGITAL, INC.

NUTECH DIGITAL, INC.
BALANCE SHEET
JUNE 30, 2005
(UNAUDITED)

ASSETS
CURRENT ASSETS
Cash	$22,524
Accounts receivable, net	439,353
Inventories	522,866
Prepaid expenses, current portion	43,982
TOTAL CURRENT ASSETS	1,028,725
PROPERTY AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION	1,074,759
OTHER ASSETS
Prepaid royalties	3,139,792
Prepaid production costs, net	699,778
Prepaid expenses, long-term portion	10,454
Deposits	7,800
TOTAL OTHER ASSETS	3,857,824
TOTAL ASSETS	$5,961,308
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$1,405,903
Accrued liabilities	466,371
Customer deposit	200,000
Accrued interest	142,779
Capital leases payable, current portion	1,055
Loan payable, related party	10,000
Note payable, related party, current portion	144,094
Notes payable, other, current portion	424,392
Convertible promissory note	137,566
TOTAL CURRENT LIABILITIES	2,932,160
LONG-TERM LIABILITIES
Notes payable, other, long-term portion	664,951

STOCKHOLDERS’ EQUITY
Preferred stock
Authorized - 50,000,000 shares
Issued and outstanding -0- shares	0
Common stock
Authorized 100,000,000 shares, no par value
Issued and outstanding - 22,580,494 shares	5,159,642
Unamortized cost of stock issued for services	(197,796)
Accumulated (deficit)	(2,597,649)
TOTAL STOCKHOLDERS’ EQUITY	2,364,197
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$5,961,308

The accompanying notes are an integral part of these financial statements.

NUTECH DIGITAL, INC.
STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(UNAUDITED)

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004		2005	2004
SALES
PRODUCTS	$299,252		$1,547,200	$1,207,727		$2,578,716
LICENSING AGREEMENTS	0		0	191,067		0
TOTAL SALES	299,252		1,547,200	1,398,794		2,578,716
PRODUCT AND FREIGHT COSTS	182,589		803,779	690,154		1,031,848
ROYALTY EXPENSES	70,456		121,966	180,309		173,857
SELLING EXPENSES	21,274		36,543	72,341		69,040
CONSULTING FEES	96,081		210,437	160,595		329,904
GENERAL AND ADMINISTRATIVE EXPENSES	499,318		577,871	1,022,045		1,269,823
TOTAL EXPENSES	869,718		1,750,596	2,125,444		2,874,472
OPERATING (LOSS)	(570,466)		(203,396)	(726,650)		(295,756)
OTHER INCOME (EXPENSE)
Interest expense	(25,782)		(25,179)	(55,225)		(65,704)
Recovery of bad debts	0		2,143	0		10,403
Litigation settlement	0		25,000	0		25,000
TOTAL OTHER INCOME (EXPENSE)	(25,782)		1,964	(55,225)		(30,301)
(LOSS) BEFORE CORPORATION INCOME TAXES	(596,248)		(201,432)	(781,875)		(326,057)
CORPORATION INCOME TAXES	0		800	800		800
NET (LOSS)	$(596,248)		$(202,232)	$(782,675)		$(326,857)
NET (LOSS) PER COMMON SHARE
BASIC AND DILUTED	$(0.03)	$	(0.01)	$(0.04)	$	(0.02)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
BASIC AND DILUTED	22,362,912		20,571,221	22,157,842		17,820,568

The accompanying notes are an integral part of these financial statement

NUTECH DIGITAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(UNAUDITED)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	$(782,675)	$(326,857)
Adjustments to reconcile net (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	195,099	176,270
Provision for doubtful accounts	4,811	(21,733)
Provision for royalty losses	10,000	0
Issuance of common stock for services and consulting fees	28,124	538,858
Issuance of warrants for services and consulting fees	11,700	0
Changes in operating assets and liabilities:
Accounts receivable	(83,976)	(955,349)
Other receivables	0	533
Inventories	396,913	(430,788)
Reimbursable production costs	(19,888)	0
Prepaid royalties	123,241	(1,115,092)
Prepaid consulting	103,725	102,863
Prepaid expenses, other	6,531	(148,012)
Accounts payable	101,351	679,985
Accrued liabilities	255,935	92,383
Accrued interest	21,068	(20,599)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	371,959	(1,427,538)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(48,514)	(274,293)

NET CASH (USED) BY INVESTING ACTIVITIES	(48,514)	(274,293)
CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdraft	(42,733)	44,327
Net proceeds from issuance of common stock - private placement	0	2,266,050
Repayments of notes payable, other	(13,425)	(6,532)
Repayment of notes payable, related parties	(234,105)	(622,667)
Payments on capital leases payable	(10,658)	(10,174)

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(300,921)	1,671,004
NET INCREASE (DECREASE) IN CASH	22,524	(30,827)
CASH BALANCE, AT BEGINNING OF PERIOD	0	30,827
CASH BALANCE, AT END OF PERIOD	$22,524	$0

The accompanying notes are an integral part of these financial statements.

NUTECH DIGITAL, INC.
STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(UNAUDITED)

	2005	2004
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION
CASH PAID DURING THE PERIOD FOR:
Interest	$29,433	$87,155
Taxes	$0	$800
NON-CASH INVESTING AND FINANCING ACTIVITIES
Issuance of common stock for services and consulting fees	$103,500	$879,946
Issuance of warrants for services and consulting fees	$11,700	$0
Allocation of offering costs to common stock	$2,327	$0

The accompanying notes are an integral part of these financial statements.

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(UNAUDITED)

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

NuTech Digital, Inc. is engaged in the business of licensing and selling to distributors general entertainment products, most of which are made available through digital versatile discs, commonly known as DVDs. Our products include Japanese anime, karaoke software, late night programming, and children’s animated films. We own more than 600 exclusive DVD titles and a growing library of high definition music concerts. We have also recently begun producing popular music concerts for distribution. Our products are principally sold through retail stores, the Internet, and distributors. In January 2004 we implemented a digital rights management technology enabling us to offer our products on demand over the Internet. Our digital rights management technology allows our products and programming to be accessed via secure downloads and included in online subscription services. We also facilitate authoring services to content providers in the entertainment industry.

Basis of Presentation - Going Concern

The Company’s financial statements have been prepared on an accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America. These principles contemplate the realization of assets and liquidation of liabilities in the normal course of business.

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The following factors raise uncertainty as to the Company’s ability to continue as a going concern:

•	The Company has accumulated a deficit of $2,578,548 since inception.

•	The Company has a working capital deficit of $1,903,435.

•	The Company has begun producing music concerts, and to date, this segment of business has not generated substantial revenues.

Accounts Receivable

Accounts receivable are reported at the customers’ outstanding balances less any allowance for doubtful accounts. Interest is not included on overdue accounts.

Allowance for Doubtful Accounts

The allowance for doubtful accounts on accounts receivables is charged to income in amounts sufficient to maintain the allowance for doubtful accounts at a level management believes is adequate to cover any probable losses. Management determines the adequacy of the allowance based on historical write-off percentages and information collected from individual customers. Accounts receivable are charged off against the allowance when collectibility is determined to be permanently impaired (bankruptcy, lack of contact, age, etc.).

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(UNAUDITED)

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prepaid Royalties

Royalty advances are stated at cost, less royalties earned by the licensor on sales from the license agreement. Management periodically analyzes license agreements and if a product is not selling in sufficient quantities, then management records an impairment expense in the amount of the estimated unrecoverable advance royalty as a current period expense.

Inventories

Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market.

Property and Equipment

Property and equipment are stated at cost. Major renewals and improvements are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

The Company depreciates its property and equipment for financial reporting purposes using the straight-line method based upon the following useful lives of the assets:

Office furniture and equipment	7 years
Computer equipment	5-7 years
Computer software	3 years
Warehouse equipment	7-10 years
Trade show equipment	7 years
Leasehold improvements	5-10 years

Amortization of Completed Masters

The Company amortizes its completed masters over the life of its licensing agreements, which is generally 7 years. If a product is not selling in sufficient quantities, management then writes down the asset to its estimated fair value and records the impairment as a current period expense.

Prepaid Production Costs

Prepaid production costs are stated at cost less accumulated amortization. The Company amortizes production costs using the individual film-forecast-computation method as required by Statement of Position 00-2, Accounting by Producers or Distributors of Films. Under this method, amortization is computed in the ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year (denominator).

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(UNAUDITED)

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Each quarter, management analyzes product sales, discusses potential future orders with customers and reviews the economic conditions of the industry for the purpose of analyzing the recovery of completed master costs, production costs and prepaid royalties. Actual results could vary from the estimates that management uses.

Revenue Recognition - Product Sales

The Company recognizes revenue from product sales when we ship the product to the customer. Sales are recorded net of sales returns and discounts. The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.”

Revenue Recognition - Licensing Agreements

The Company recognizes revenue from licensing agreements when the licensing agreement is executed, the film is complete, the license period of the agreement has begun, the licensing fee is determinable and collection of the licensing fee is reasonably assured. The Company recognizes revenue in accordance with Statement of Position 00-2, “Accounting by Producers or Distributors of Films.”

Revenue Recognition - Consignment Sales

The Company recognizes revenue from consignment sales when the consignee sells the product to its customer and receives payment for the merchandise.

Disclosure About Fair Value of Financial Instruments

The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at June 30, 2005 as defined in FASB 107, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(UNAUDITED)

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net Earnings (Loss) Per Share

The Company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. In accordance with FASB 128, any anti-dilutive effects on net income (loss) per share are excluded.

Basic and diluted net loss per share has been computed by dividing net loss by the weighted average number of common shares outstanding during the fiscal year. At June 30, 2005 and 2004, the Company had stock options, warrants and convertible promissory notes outstanding that could potentially be exercised into 17,730,264 and 5,738,446 additional common shares.

Net (loss) from continuing operations:
As reported	$(763,574)
Pro forma	$(820,597)
Income (Loss) per share attributable to common stock
As reported - basic and diluted	$(0.03)
Pro forma - basic and diluted	$(0.04)

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Common Stock Issued for Non-Cash Transactions

It is the Company’s policy to value stock issued for non-cash transactions, such as services, at the fair market value of the goods or services received or the consideration granted, whichever is more readily determinable, at the date the transaction is negotiated.

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(UNAUDITED)

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock based Compensation

As permitted by FAS 123, as amended, the company accounts for stock options issued to employees using the intrinsic value method as prescribed by APB 25. Under this method no expenses is recognized for options issued with an exercise price equal to or greater than the market price of the stock on the date of grant. Expense for options or warrants issued to non-employees is recorded in the financial statements at estimated fair value. For options issued to employees, the Company is subject to pro forma disclosures based on the estimated fair value of options issued.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options with have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options and warrants have characteristics different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of such stock options.

Long-Lived Assets

Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses the recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

Shipping and Handling Costs

The Company’s policy is to classify shipping and handling costs as part of cost of goods sold in the statement of operations.

Segment Information

The Company sells its products primarily to retail stores and distributors. Approximately 1% of the Company’s revenues in 2005 and 2004, respectively, were to customers outside of the United States of America with no specific concentration.

Recently-Issued Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs-an amendment of ARB. No. 43, Chapter 4.” This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “… under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges….” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. There was no material impact from adoption of this standard.

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(UNAUDITED)

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently-Issued Accounting Pronouncements (Continued)

In December 2004, the FASB issued SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB statements No. 66 and 67.” This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. The Company has no transactions that would be subject to SFAS 152.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary assets - an amendment of APB Opinion No. 29.” This Statement amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company has no transactions that would be subject to SFAS 153.

In December 2004, the FASB issued SFAS No. 123R, “Share Based Payment.” This Statement is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” This Statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, Employers’ Accounting for Employee Stock Ownership Plans. This statement will require the Company to recognize the fair value of employee services received in exchange for awards of equity instruments in current earnings. The Company will adopt this pronouncement January 1, 2006, as required and is still assessing the impact of this new standard.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provision. When a pronouncement includes specific transition provisions, those provisions should be followed. The Company has no transactions that would be subject to SFAS 154.

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(UNAUDITED)

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassifications

Certain 2004 amounts have been reclassified to conform to 2005 presentations.

NOTE 2	ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

A summary of accounts receivable and allowance for doubtful accounts is as follows:

Accounts receivable	$484,164
Allowance for doubtful accounts	44,811
Net accounts receivable	$439,353

At June 30, 2005, two customers owed the Company $165,567 and $92,000, which was 34% and 19% of total accounts receivable. At June 30, 2004, one customer owed the Company $651,750, which was 44% of total accounts receivable.

NOTE 3	MAJOR CUSTOMERS

For the six months ended June 30, 2005, the Company had one customer that accounted for 14% of total revenue. For the six months ended June 30, 2004, the Company had one customer that accounted for 23% of total revenue.

NOTE 4	PREPAID PRODUCTION COSTS

The Company has entered into various production contracts with certain performance artists to produce the following events which will enable it to receive sales revenue and royalties on future DVD sales from the contracts. In connection with filing of these events, the Company has incurred a total of $715,835 in production costs and has amortized a total of $16,057 as of June 30, 2005.

J.T. Productions, Inc.

NuTech produced a motion picture in a high-definition format of a live concert performance by Jessica Simpson at the Universal Amphitheatre in Universal City, California on July 30, 2004. NuTech has incurred a total of $194,650 in production costs at June 30, 2005 in connection with this concert. After Sony Music receives a total of $400,000 as a recoupment of their incurred production costs, NuTech shall be entitled to 100% of royalties paid by Sony thereafter until such royalties equal the sum of the all production costs incurred by NuTech. After the required costs are repaid to NuTech and Sony Music, Nutech is entitled to receive a 10% royalty from the net sales revenue of the concert film, as defined in the contract. This contract has a 5 year term.

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(UNAUDITED)

NOTE 4	PREPAID PRODUCTION COSTS (CONTINUED)

Ol’ Dirty Bastard

NuTech entered into an agreement and had a film produced by Juggernaut Media, LLC (the “Producer”) of a live concert by Ol’ Dirty Bastard on March 16, 2004 in New Haven, Connecticut. NuTech is the owner of the rights to this live concert video. Nutech has incurred a total of $275,367 in production costs at June 30, 2005 in connection with this concert and has amortized a total of $16,057 as of June 30, 2005. NuTech is entitled to keep all revenues earned as a result of the license or sale of this concert video until their production costs have been recouped in full. After that event, NuTech will pay a 30% royalty from all revenues earned from the license or sale of the concert video to the Producer. The Producer is guaranteed a minimum royalty of $2 per unit on the wholesale sale of all DVDs sold. In addition, Nutech is entitled a distribution fee of 25% of gross revenues, prior to the calculation of royalties. This contract has a 10 year term.

Macy Gray Touring, Inc.

NuTech produced a motion picture of a live concert performance by Macy Gray in Las Vegas, Nevada in November 2004. Nutech has incurred a total of $245,818 in production costs at June 30, 2005 in connection with this concert. Nutech borrowed $407,797 from Queenstone Financial Corporation in connection with this production agreement. NuTech is entitled to receive $150,000 from the first sales proceeds of the motion picture in order to recoup prepaid royalty costs. After NuTech recoups $150,000, Queenstone Financial Corporation will receive 100% of all motion picture revenues paid to NuTech until Queenstone recovers the sum of $407,797 loaned to NuTech. Thereafter NuTech is obligated to pay a 15% royalty to Queenstone on all motion picure gross revenue. The agreement expires on December 31, 2011.

NOTE 5	PREPAID ROYALTIES

The Company has acquired the licensing, manufacturing and distribution rights to a total of 47 various movie titles. In connection with these agreements, the Company has prepaid various amounts of non-refundable royalties to the movie title owners in the total amount of $3,139,792. The Company recognizes a royalty expense of 20% - 30% of the net sales proceeds when the related sale is recognized. Royalty expenses for the six months ended June 30, 2005 and 2004 were $180,309 and $186,509, respectively. The royalties expire at various dates thru February 28, 2010.

NOTE 6	INVENTORIES

Completed products	$525,927
Inventory on consignment	26,035
Allowance for obsolescence	(29,096)
Net inventories	$522,866
Allowance for Obsolescense:
Balance, January 1, 2005	$29,096
Provision	0
Balance, June 30, 2005	$29,096

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(UNAUDITED)

NOTE 7	PROPERTY AND EQUIPMENT

Property and equipment and accumulated depreciation consists of:

Completed masters	$2,663,793
Office furniture and equipment	111,179
Computer equipment	245,708
Computer software	48,801
Warehouse equipment	121,850
Trade show equipment	25,855
Leasehold improvements	112,041
3,329,227
Less accumulated depreciation	2,254,468
$1,074,759

NOTE 8	ACCOUNTS PAYABLE

A summary of the accounts payable at June 30, 2005 is as follows:

U-Tech Media Corp.	$227,471
Ken Groove	288,000
Warner/Chapell Music, Inc.	85,000
Liberty International	120,505
Queenstone Financial Corporation	332,798
Other	552,129
$1,605,903

NOTE 9	CAPITAL LEASES PAYABLE

The Company has two capital leases for computer hardware and software. The leases are for 36 months with monthly rentals of $2,353 plus taxes, including interest at 13.2% and 14.2%. Future minimum lease payments on the lease are as follows:

June 30, 2005 balance	$3,344
Less amount representing interest	2,289
Present value of future minimum lease payments	1,055
Less current portion	1,055
Long-term portion	$0

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(UNAUDITED)

NOTE 10	LOANS PAYABLE, RELATED PARTY

Loans payable relating to related parties include the following:

		Current
	Total	Portion

LEE KASPER (PRESIDENT OF THE COMPANY)

Mr. Kasper routinely provides the Company with advances and debt payments as necessary. The loan is due upon demand and bears interest at 10% per annum. The principal balance at June 30, 2005 is:	$10,000	$10,000

NOTE 11	NOTE PAYABLE, RELATED PARTY

		Current
Note payable relating to related parties include the following:	Total	Portion

LEE KASPER (PRESIDENT OF THE COMPANY)

On February 19, 2003, Mr. Kasper received a $500,000 loan from Skura Intercontinental Trading Company and loaned the $500,000 proceeds to the Company. The terms of the loan are the same as the terms of the loan from Skura Intercontinental Trading Company to Mr. Kasper as follows: 1. The loan is secured by a deed of trust on Mr. Kasper’s personal residence. 2. Interest: 3% per annum. 3. Thirty-six monthly payments of principal and interest in the amount of $14,541. 4. Principal balance at June 30, 2005 is:	$144,094	$144,094
	$144,094	$144,094

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(UNAUDITED)

NOTE12	NOTES PAYABLE, OTHER

		Current
	Total	Portion

RITEK CORP

In August, 1998, the Company received a $400,000 loan from Ritek Corp. The loan accrues interest at 8.5% per annum and entitles Ritek Corp. to 50% ownership in the licensing rights in the Shadoan DVD Game. The loan requires monthly payments of interest and principal with the agreement that the total loan and interest was to be paid on June 10, 1999. If the loan was not paid on that date, then Ritek would become 100% owner and license holder of the Title “Shadoan” should the Company fail to make payment within 10 days of notice of default. As of June 30, 2005, Ritek has not issued notice of default.
	$400,000	$400,000
SMALL BUSINESS ADMINISTRATION AND COMERICA BANK LOAN On July 12, 2000, the Company received a $900,000 Small Business Administration loan with Comerica Bank participation. The loan requires monthly payments of $6,414, including interest at 2% over prime. The loan is secured by all assets of the Company and the major stockholder’s personal residence and personal guaranty. The loan matures on July 14, 2018. Effective interest rate at June 30, 2005 was 7.25%.	689,343	24,392
	$1,089,343	$424,392

NOTE 13	CONVERTIBLE PROMISSORY NOTES

The Company issued two convertible promissory notes totaling $137,566. The notes can be converted after July 7, 2004 into common stock of the Company at a conversion price of $0.25 per share (550,264 total shares). The notes are unsecured and bear interest at the minimum rate permitted by the IRS (4.0% at June 30, 2005). The notes were issued July 7, 2003, when the Company’s stock was trading at $0.15 per share. Accordingly, no beneficial conversion feature existed on these notes. The notes matured on July 5, 2005 and the Company is currently renegotiating the terms of these notes.

NOTE 14	COMMON STOCK

During the six months ended June 30, 2005, the Company issued the following shares of common stock:

On February 28, 2005, 150,000 shares of common stock, with an aggregate fair value of $33,000, were issued to a consultant for a one year consulting agreement that expires on February 22, 2006.

On April 18, 2005, 100,000 shares of common stock, with an aggregate fair value of $12,000, were issued to a consultant for a one year consulting agreement that expires on February 22, 2006.

On April 19, 2005, 200,000 shares of common stock, with an aggregate fair value of $26,000, were issued to a consultant for a one year consulting agreement that expires on April 19, 2006.

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(UNAUDITED)

On June 10, 2005, 250,000 shares of restricted common stock, with an aggregate fair value of $32,500, were issued to a consultant for a two month consulting agreement that expires on August 10, 2005.

NOTE 15	ADVERTISING

The Company expenses all advertising as incurred. Advertising expenses for the six month periods ended June 30, 2005 and 2004 were $2,101 and $5,420, respectively.

NOTE 16	REAL ESTATE LEASE

On May 1, 2001, the Company leased its office and warehouse facilities for five years and three months. The details on the lease are as follows:

1.	Base rentals - $7,800 per month plus operating costs with cost of living adjustments in May of each year.

2.	Termination date - July 31, 2006

3.	Option - one option for an additional 60 month period with rent at the base rental amount plus cost of living adjustments.

The rent expense for the six month periods ended June 30, 2005 and 2004 was $56,696 and $54,785, respectively.

NOTE 17	INCENTIVE STOCK OPTIONS

The Board of Directors and stockholders approved the NuTech Digital, Inc. 2001 Equity Incentive Plan which permits the Board of Directors to grant, for a ten year period, both stock purchase rights and stock options. The Company has reserved 4,304,099 shares of its common stock for issuance to the directors, employees and consultants under the Plan. The Plan is administered by the Board of Directors.

The administrators have the authority and discretion, subject to the provisions of the Plan, to select persons to whom stock purchase rights or options will be granted, to designate the number of shares to be covered by each option or stock purchase right, to specify the type of consideration to be paid, and to establish all other terms and conditions of each option or stock purchase right. Options granted under the Plan will not have a term that exceeds ten years from date of grant.

The stock subject to the plan and issuable upon exercise of options granted under the plan are shares of the Company’s common stock, no par value, which may be restricted, or grants of options to purchase shares of common stock.

The exercise price is the fair market value of the shares at the date of the grant of the options.
Vesting terms of the options range from immediate to ten years.
The Company has elected to continue to account for stock-based compensation under the “Intrinsic Value” method of APB Opinion No. 25, under which no compensation expense has been recognized for stock options granted to employees at fair market value.

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(UNAUDITED)

NOTE 17	INCENTIVE STOCK OPTIONS (CONTINUED)

A summary of the option activity for the six months ended June 30, 2005, pursuant to the terms of the plan is as follows:

	Shares Under Option	Weighted Average Exercise Price

Options outstanding at January 1, 2005	2,715,000	$0.59
Cancelled and expired	(260,000)	0.14
Options outstanding at June 30, 2005	2,455,000	$0.32

Options for the purchase of 2,440,000 shares were exercisable at June 30, 2005.

Information regarding stock options outstanding as of June 30, 2005 is as follows:

Price range	$ 0.11 - $ 0.66
Weighted average exercise price	$ 0.32
Weighted average remaining contractual life	4 years, 11 months

NOTE 18	ADDITIONAL STOCK OPTIONS

The Company, from time to time, grants stock options approved by the Board of Directors to employees as incentives and awards outside of the NuTech Digital, Inc. 2001 Equity Incentive Plan. The stock options grants have been approved by stockholders.

On June 18, 2004, Lee Kasper was granted an option to purchase 2,000,000 shares of common stock at a price of $0.385 per share, 110% of the fair market value on the date of grant. The term of the option is five years. Mr. Kasper will have the right to purchase 1,000,000 shares if the Company earns at least $2,000,000 in any calendar quarter during the 2004 fiscal year. Mr. Kasper’s right to purchase an additional 500,000 shares will vest if the Company earns at least $5,000,000 in revenues during the 2004 fiscal year. The right to purchase 500,000 shares will vest if the Company successfully produces at least two major music concerts during the 2004 fiscal year. A major music concert is defined as a concert having a production budget that is no less that $250,000. The Company has successfully produced two major music concerts during the 2004 fiscal year. As of December 31, 2004, the right to purchase 1,500,000 of these warrants lapsed.

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(UNAUDITED)

NOTE 18	ADDITIONAL STOCK OPTIONS (CONTINUED)

On June 18, 2004, Joseph Giarmo was granted an option to purchase 300,000 shares of common stock at a price of $0.35 per share, the fair market value on the date of grant. The term of the option is ten years. The right to purchase 150,000 shares vest immediately, in recognition of Mr. Giarmo’s efforts in filming our first music concert. Mr. Giarmo will have the right to purchase 50,000 shares if the Company earns at least $2,000,000 in any calendar quarter during the 2004 fiscal year. Mr. Giarmo’s right to purchase an additional 50,000 shares will vest if the Company earns at least $5,000,000 in revenues during the 2004 fiscal year. The right to purchase 50,000 shares will vest if the Company successfully produces at least two major music concerts during the 2004 fiscal year. A major music concert is defined as a concert having a production budget that is no less that $250,000. The Company has successfully produced two major music concerts during the 2004 fiscal year. As of December 31, 2004, the right to purchase 100,000 of these warrants lapsed.

On June 18, 2004, Yegia Eli Aramyan was granted an option to purchase 100,000 shares of common stock at a price of $0.35 per share, the fair market value on the date of grant. The term of the option is ten years. The right to purchase 25,000 shares vest immediately, in recognition of Mr. Aramyan’s past service to the Company. The right to purchase the remaning 75,000 shares vests over a three year period, 25,000 shares per year, on the anniversary date of the date of grant.

On September 1, 2004, Joseph Giarmo was granted an option to purchase 1,000,000 shares of common stock at a price of $0.26 per share, the fair market value on the date of grant. The term of the option is ten years. The right to purchase 500,000 shares vested on the date of grant while the right to purchase the remaining 500,000 shares vested on October 1, 2004.

On September 1, 2004, Jay Hergott was granted an option to purchase 40,000 shares of common stock at a price of $0.26 per share, the fair market value on the date of grant. The term of the option is ten years. The option vested immediately.

NOTE 19	COMMON STOCK PURCHASE WARRANTS

On February 24, 2004, the Company issued a warrant to acquire up to 12,500,000 shares of common stock at an exercise price of $0.75 in connection with a private offering on the same date. The warrant expires on February 24, 2014 and is fully vested and exercisable.

On March 17, 2005, the Company issued a warrant to acquire up to 3,000,000 shares of common stock at an exercise price of $0.14 to the Company’s President, Lee Kasper. On April 26, 2005, the warrant was cancelled by mutual agreement of the Company and Mr. Kasper.

On April 25, 2005, the Company issued a warrant to acquire up to 300,000 shares of common stock at an exercise price of $0.65 per share for the first 100,000 shares, $0.85 per share for the second 100,000 shares and $1.00 per share for the remaining 100,000 shares, to Redwood Consultants, LLC for consulting services rendered during the second quarter of 2005. The warrant expires April 25, 2007 and is fully vested and exercisable. The Company estimated the fair value of the warrants at the grant date by using the Black-Scholes option pricing model based on the following assumptions; risk free interest rate of 4.34%, life of 2 years, volatility of 136% and dividend yield of 0. Accordingly, the Company recorded an expense in the amount of $11,700 for non-cash compensation during the six months ended June 30, 2005.

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(UNAUDITED)

NOTE 19	COMMON STOCK PURCHASE WARRANTS (CONTINUED)

The following table summarizes information about common stock warrants outstanding at June 30, 2005:

Date	Number of Shares	Term	Exercise Price

February 24, 2004	12,500,000	10 years	$0.75
April 25, 2005	100,000	2 years	$0.65
April 25, 2005	100,000	2 years	$0.85
April 25, 2005	100,000	2 years	$1.00
	12,800,000

NOTE 20	2003 CONSULTANT STOCK PLAN

In July 2003, the Company adopted the 2003 Consultant Stock Plan and reserved 5,000,000 shares of common stock for issuance to consultants for the Company. The purpose of the plan is to advance the interests of the Company by helping the Company obtain and retain the services of persons providing consulting service upon whose judgment, initiative, efforts and/or service the Company is substantially dependent, by offering to or providing those persons with incentives or inducements affording such persons an opportunity to become owners of common stock in the Company. The plan term is for ten years and the shares are issued at the fair market value on the date the shares are awarded.

The following is a summary of the shares covered by the plan as of June 30, 2005:

Total shares authorized	5,000,000
Shares issued during the year ended December 31, 2003 ($0.12 - $1.20 per share)	1,315,000
Shares issued during the year ended December 31, 2004 ($0.24 - $1.20 per share)	1,082,223
Shares issued during the six months ended June 30, 2005 ($0.12 - $0.22 per share)	450,000
2,152,777

NOTE 21	BUSINESS SEGMENTS

FASB Statement No.131 “Disclosures About Segments of an Enterprise and Related Information,” requires companies to provide certain information about their operating segments. The Company has two operating segments: revenues derived from purchasing licensing rights to entertainment products and revenue from the sales derived from product of live concerts.

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(UNAUDITED)

NOTE 21	BUSINESS SEGMENTS (CONTINUED)

Summarized financial information concerning the Company’s reportable segments is shown on the following table:

2005	Purchasing Licenses	Production of Live Concerts	Total

Sales, net	$1,207,727	$191,067	$1,398,794
Operating income (loss)	(883,648)	176,099	(707,549)
Total assets	5,280,631	699,778	5,980,409
Depreciation and amortization	175,998	0	175,998
Capital expenditures	48,514	0	48,514

2004	Purchasing Licenses	Production of Live Concerts	Total

Sales, net	$2,578,716	$0	$2,578,716
Operating (loss)	(295,756)	0	(295,756)
Total assets	7,341,501	0	7,341,501
Depreciation and amortization	176,270	0	176,270
Capital expenditures	274,293	0	274,293

NOTE 22	MANAGEMENT PLANS

Management’s plans to eliminate the going concern situation include, but are not limited to the following:

•
Reduction of legal, consulting and public relation expenses through the approval and acceptance of contracts with these professional that place a limit on the amount of expenses the Company will incur for their services.

•
The release of the Company’s first live music concert DVD occurred in November of 2004. It is anticipated that this, along with two additional DVDs scheduled for release in the first quarter of 2005, will increase the revenue stream from this business segment.

•	Management is presently negotiating with additional major artists for exclusive rights to produce and distribute their live music concerts worldwide.

•	Subsequent to June 30, 2005, the Company obtained additional financing (See Note 24).

NOTE 23	WARNER ELEKTRA ATLANTA CORPORATION CONTRACT

During June 2005, the Company sold $457,466 of products to Warner Elektra Atlanta Corporation, (“Warner”) on a consignment basis. The products sold have a cost of $26,035 and royalty costs of $89,088. The Company received a non-refundable, recoupable deposit from Warner of $200,000. The Company will not recognize revenue from this sale until such time Warner ships the products to its customers and receives payment for the merchandise.

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(UNAUDITED)

NOTE 24	SUBSEQUENT EVENTS

On August 1, 2005, Mr. Kasper, President of the Company received an additional $350,000 loan from Skura Intercontinental Trading Company and loaned the $350,000 proceeds to the Company. The terms of the loan are the same as the terms of the loan from Skura Intercontinental Trading Company to Mr. Kasper. The loan is secured by a deed of trust on Mr. Kasper’s personal residence, has an interest rate of 8%, and is payable in thirty-six equal monthly payments of principal and interest in the amount of $10,968.

On August 1, 2005, the Company received a $100,000 loan from Noel Gimbel, an unrelated party. The loan is personally guaranteed by Mr. Kasper, President of the Company, has an interest rate of 10% per annum, and interest payments are due every 90 days in the amount of $2,500, with the unpaid principal balance due on or before January 31, 2006.

On August 1, 2005, the Company entered into an Exclusive Replication Services Agreement with L&M Optical Disk West, LLC, (“L&M”), whereby L&M is the Company’s exclusive provider of replication and packaging services. The agreement has a term of two years and calls for payment in accordance with L&M’s regular fee schedule.

In July 2005, the Company reached a payment and settlement agreement with Ken Groove regarding an outstanding payable balance of $288,000 the Company has recorded in accounts payable.

On July 22, 2005, the Company entered into a Settlement Agreement and Mutual and General Release with Dimension DVD, Inc. whereby the Company agreed to pay the remaining balance of $35,070, currently in accounts payable, in installments of $1,500 due by Friday of each week beginning July 22, 2005 and continuing through Friday, December 16, 2005 and one final installment payment of $2,070 due by Friday, December 23, 2005.

PART 1 - ITEM 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

In addition to historical information, this Quarterly Report on Form 10-QSB contains forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to, whether we can obtain financing as and when we need it, competitive pressures, changes in technology that may render our products less desirable or obsolete, changes in consumer tastes away from the type of products we offer, changes in the economy that would leave less disposable income to be allocated to entertainment, the loss of any member of our management team and other factors over which we have no control. When used in this report, the words “expects,”“anticipates,”“intends,”“plans,”“believes,”“seeks,”“estimates,” and similar expressions are generally intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this Quarterly Report. We undertake no obligation to publicly release any revisions to the forward-looking statements after the date of this document. You should carefully review the risk factors included in our Annual Report on Form 10-KSB and in other documents we file from time to time with the Securities and Exchange Commission.

Management’s discussion and analysis of results of operations and financial condition are based upon our financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

These interim financial statements are condensed and do not include some of the information necessary to obtain a complete understanding of the financial data. Management believes that all adjustments necessary for a fair presentation of results have been included in the unaudited consolidated financial statements for the interim periods presented. Operating results for the three months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ended December 31, 2005. Accordingly, you attention is directed to footnote disclosures found in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and particularly to Note 1, which includes a summary of significant accounting policies.

Overview Of Business

We are engaged in the business of licensing and selling to distributors general entertainment products, most of which are made available through digital versatile discs, commonly known as DVDs. Our products include popular music concerts, Japanese anime, late night programming and general entertainment action adventure films. Prior to 2005, we also actively engaged in the sale of children’s animated films and karaoke software. We began phasing out these products during 2005 when management decided to shift the emphasis of our business from selling general entertainment products to producing, filming using high definition technology, and distributing popular music concerts. However, we still hold and sell a film library of over 600 titles. We still plan to continue to aggressively sell DVDs from our film library. In fact, we spent approximately $1,800,000 in 2004 to acquire the rights to new titles. We are working to expand our library of high definition music concerts and, whenever possible, to obtain broadcast rights to these concerts.

All of our DVD products are sold through retail stores, the Internet, and wholesale distributors. We also license the broadcast rights to the music concerts we produce and film.

In January 2005 we implemented a digital rights management technology affording us the ability to offer our products on demand over the Internet. Our digital rights management technology allows our products to be accessed via secure downloads to a personal computer.

In June 2005, we sold $457,466 of products to Warner Elektra Atlanta Corporation, (“Warner”) on a consignment basis. The products sold have a cost of $26,035 and royalty costs of $89,088. We received a non-refundable, recoupable deposit of $200,000. Accordingly, we will not recognize revenue from this sale until such time Warner ships the products to its customers and receives payment for the merchandise.

Our acquisition of general entertainment films is typically done through the payment of advance royalties in exchange for a license that usually lasts between five years and 10 years. The licenses for certain of our hentai products permitted us to recover from the licensor all reasonable and necessary costs paid by us to exploit the license. During 2004, we recovered all the expenses that we were permitted to recover under these licenses.

The production and filming of popular music concerts is extremely cash intensive. Production costs, such as fees or costs for the artist, venue, musicians, sound and cameramen, make-up, wardrobe, insurance and releases, are paid either prior to or immediately following the performance. To date, we have paid these costs or, in some instances, we have partnered with unrelated third parties who assist us with the payment of these costs in exchange for a share of the royalties. After the performance, we must spend additional funds to have the master prepared and ultimately approved by the artist, which may take several months. For example, while we filmed our first concert in April 2004, the release of our first concert DVD did not occur until November 2004. Depending on our agreement with the artist, we may obtain all the rights to the production, in which case we can exploit it in any medium, or we may obtain only restricted rights, such as the right to broadcast the concert only outside the United States. Generally, our agreements require us to split the royalty from sales of the concert DVD and, if we received them, broadcast rights, with the artist after we recoup our production expenses, although the terms of these agreements vary. There is no guarantee that any concert we film will result in a DVD that will sell enough copies to make filming the concert profitable. During the six months ended June 30, 2005, revenues from our music concerts, totaled only $7,603. Although we expect revenues from this source to increase as we release more concert DVDs, we cannot be certain that this will happen. During the six months ended June 30, 2005, we also sold licensing rights to certain music concerts in the amount of $191,067. In accordance with SOP 00-2 we recognized the revenue at the date of the various agreements. This revenue is not recurring and we cannot be certain this level will increase in the future.

While we added popular music concerts to our product offerings during the 2005 fiscal six months we also decided to stop offering karaoke products. Karaoke products represented approximately 6% of our revenues during the six months ended June 30, 2005 and approximately 10% of our revenues the six months ended June 30, 2004.

Critical Accounting Policies and Estimates

In consultation with our Board of Directors, we have identified various accounting principles that we believe are key to an understanding of our financial statements. These important accounting policies require management’s most difficult, subjective judgments.

Revenue Recognition - Product Sales. We recognize revenue from product sales when we ship the product to the customer. Sales are recorded net of sales returns and discounts. We recognize revenue in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.”

Revenue Recognition - Licensing Agreements. We recognize revenue from licensing agreements when the licensing agreement is executed, the film is complete, the license period of the agreement has begun, the licensing fee is determinable and collection of the licensing fee is reasonably assured. We recognize revenue in accordance with Statement of Position 00-2, “Accounting by Producers or Distributors of Films.”

Revenue Recognition - Consignment Sales. We recognize revenue from consignment sales when the consignee sells the product to its customer and receives payment for the merchandise.

Allowance for Doubtful Accounts. We establish an allowance for doubtful accounts based on factors surrounding the credit risk of our customers, historical trends and other information. The allowance for doubtful accounts is established by analyzing each customer account that has a balance over 90 days past due. Each account is individually assigned a probability of collection. When other circumstances suggest that a receivable will not be collectible, it is immediately reserved for, even if the receivable is not yet in the 90-days-past due category.

Inventories. Our inventories are stated at the lower of cost or market. Slow moving and obsolete inventories are analyzed for potential reserves on a quarterly basis. To calculate the reserve amount, we compare the current on-hand quantities with the actual usage over the past 36 months. On-hand quantities greater than actual usages are considered for reserve at the standard unit cost. Additionally, non-cancelable open purchase orders for inventory we are obligated to purchase, where demand has been reduced, may be reserved. Reserves for open purchase orders where the market price is lower than the purchase order price are also established.

Amortization of Completed Masters. We amortize our completed masters over the life of its licensing agreements, which is generally 7 years. If a product is not selling in sufficient quantities, we then write down the asset to its estimated fair value and records the impairment as a current period expense.

Prepaid Production Costs. Prepaid production costs are stated at cost less accumulated amortization. We amortize production costs using the individual film-forecast-computation method as required by Statement of Position 00-2, Accounting by Producers or Distributors of Films. Under this method, amortization is computed in the ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year (denominator).

Accounting Estimates. Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. In particular, there is significant judgment required for estimating future product sales for purposes of evaluating the realizability of prepaid royalty advances, prepaid production costs and completed masters. Each quarter, management compares current and historical product sales to potential customer orders and reviews the economic conditions of the industry. Management uses this comparison to estimate future product sales, determine the realizablity of prepaid royalty advances, prepaid production costs and completed masters, record asset impairments, recognize periodic costs and estimate fair values under SOP 00-2. By using this method, management’s historical estimates have accurately reflected the fair values of the prepaid royalty advances, prepaid production costs and completed masters without significant adjustments for impairments of assets. However, these estimates require significant judgment on the part of management and actual results could vary from the estimates that are made.

Income Taxes. We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), which is an asset and liability method of accounting that requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of accounting. In assessing whether deferred tax assets will be realized, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Common Stock Issued for Non-Cash Transactions. It is our policy to value stock issued for non-cash transactions, such as services, at the fair market value of the goods or services received or the consideration granted, whichever is more readily determinable, at the date the transaction is negotiated.

Royalty Advances. Royalty advances are stated at cost, less royalties earned by the licensor on sales from the license agreement. We periodically analyze license agreements and if a product is not selling in sufficient quantities, we record an impairment expense in the amount of the estimated unrecoverable advance royalty as a current period expense.

Results of Operations

Selected Statement Of Operations Data

Comparison of Six Month Periods. Summarized in the table below is statement of operations data comparing the six months ended June 30, 2005 with the six months ended June 30, 2004:

	Six Months Ended		Increase/(Decrease)
	June 30, 2005	June 30, 2004

Sales
Products	$1,207,727	$2,578,716	$(1,370,989)
Sales, Licensing Agreements	191,067	--	191,067
Total Sales	1,398,794	2,578,716	(1,179,922)
Product and Freight Costs	690,154	1,031,848	(341,694)
Percentage of Sales	49%	40%
All Other Expenses	1,435,290	1,842,624	(407,334)
Operating Loss	(726,650)	(295,756)	(430,894)
Interest Expense	(55,225)	(65,704)	(10,479)
Recovery of Bad Debts	--	10,403	(10,403)
Litigation Settlement	--	(25,000)	(25,000)
(Loss) before Corporation
Income Taxes	(781,875)	(326,057)	(455,818)
Corporation Income Tax	800	800	--
Net (Loss)	($782,675)	($326,857)	($455,818)
Net (Loss) Per Share
Basic and Diluted	($0.04)	($0.02)	($0.01)

Sales

Our sales for the six months ended June 30, 2005 were $1,398,794, as compared to sales of $2,578,716 for the six months ended June 30, 2004, a 46% decrease. This decrease for the six months ended June 30, 2005 is primarily attributable reduced sales of children’s animated films and karaoke software, as we began phasing out these products and shift our emphasis to music concerts. During the six months ended June 30, 2004, we also experienced a one time sale of $550,000 to one customer that was not repeated in 2005. The sales of licensing agreements for our music concerts provided $190,567 and a licensing agreement for our hentai product that provided $500 in revenues during the six months ending June 30, 2005. The addition of popular music concert DVDs to our product offerings contributed $7,603 to the overall increase in our revenues. We expect sales from the production of live concerts to grow as we expand this segment of our business.

During June 2005 we shifted our sales focus to consignment sales and we sold $457,466 of products to Warner Elektra Atlanta Corporation, (“Warner”) on a consignment basis. The products sold have a cost of $26,035 and royalty costs of $89,088. We received a non-refundable, recoupable deposit from Warner of $200,000. We will not recognize revenue from this sale until such time Warner ships the products to its customers and receives payment for the merchandise. During this transition time in which our sales on consignment are not recognized, we anticipate that this non-recognition will have the effect of temporarily reducing our reported sales revenue.

Product and Freight Costs

Our product and freight costs for the six months ended June 30, 2005 was $690,154 or 49% of sales, as compared to $1,031,848 or 40% of sales for the six months ended June 30, 2004. The 3% increase in product and freight costs as a percentage of sales for the six months ended June 30, 2005 was attributable to a change in our product sales mix in that a greater portion of our sales for the six months ended June 30, 2005 was comprised of our anime products, which carry a lower overall gross profit percentage than our other products. In addition, we liquidated some inventory at below cost.

Royalty, Selling, Consulting and General and Administrative Expenses

Summarized in the table below are royalty, selling, consulting and general and administrative expenses comparing the six months ended June 30, 2005 with the six months ended June 30, 2004:

	Six Months Ended		Increase/(Decrease)
	June 30, 2005	June 30, 2004

Royalty Expenses	$180,309	$173,857	$6,452
Selling Expenses
Credit Card Fees	$6,547	$20,419	$13,872
Salaries, Wages and Payroll Taxes	31,459	47,745	(16,286)
Commission Expense	30,351	--	30,351
Other Selling Expenses	3,984	876	3,108
	$72,341	$69,040	$3,301

Consulting Expenses	$160,595	$329,904	$(169,309)
General and Administrative Expenses
Automobile Expenses	14,384	21,742	(7,358)
Travel Expenses	23,606	24,052	(446)
Internet and Web Development	10,756	27,998	(17,242)
Telephone and Utility Expense	28,178	31,930	(3,752)
Accounting Fees	52,642	47,994	4,648
Promotion and Public Relations	4,444	50,678	(46,234)
Rent	56,696	54,785	1,911
Insurance	74,577	69,885	4,692
Legal Fees	110,378	163,675	(53,297)
Amortization and Depreciation	42,619	48,979	(6,360)
Salaries, Wages and Payroll Taxes	525,229	589,323	(64,094)
Other General and Administrative Expenses	78,536	138,782	(60,246)
	$1,022,045	$1,269,823	$(247,778)

Our royalty expenses increased $6,452 or 4% during the six months ended June 30, 2005 to $180,309 as compared to $173,857 for the six months eneded June 30, 2004. This increase is directly related to the mixture of products sold this period.

Our selling expenses increased $3,301 or 5% during the six months ended June 30, 2005 to $72,341 as compared to $69,040 for the six months ended June 30, 2004. This increase is directly related to the commission expense recognized on the sale of the licensing agreements for the music concerts. The commission agreements typically call for 15% commission. This increase was offset by a decrease in credit card fees of $13,872 and salaries, wages and payroll taxes of $16,286 as a result of our ongoing efforts to reduce costs.

The consulting expenses incurred during the six months ended June 30, 2005 related to our retention of several consultants to assist us in developing a business plan, promote our products, acquire performers for musical concerts and maintain investor relations. We do not expect these expenses to continue at these levels in the future.

The overall decrease of $247,778 or 20% in our other general and administrative expenses for the six months ended June 30, 2005 to $1,022,045 from $1,269,823 for the six months ended June 30, 2004 was attributable to the decrease of $53,297 in legal fees, the decrease of $64,094 in salaries, wages and payroll taxes and the decrease in promotion and public relations of $46,234 as a result of our ongoing efforts to reduce costs.

The legal fees paid for the six months ended June 30, 2005 primarily related to litigation costs and the preparation of production agreements relating to the production and filming of popular music concerts. Legal fees are also incurred on an on-going basis for preparation of the reports we file with the Securities and Exchange Commission. During the six months ended June 30, 2004 we also incurred legal fees for the preparation of documents relating to an offering of our securities which we did not incur during the six months ended June 30, 2005.

The decrease in salaries, wages and payroll taxes for the six months ended June 30, 2005 is primarily attributable to the fact that we have eliminated a number of administrative positions in order to reduce costs. We may need to fill these administrative positions again depending on our needs in the near future.

Interest Expense

Interest expense for the six months ended June 30, 2005 was $55,225 as compared to $65,704 for the six months ended June 30, 2004. This decrease of $10,479 or 16% is the result of the overall decrease in the prime interest rate, which decreases the rate of interest that accrues on the Small Business Administration loan we have through Comerica Bank, and the reduction of total debt which in turn reduces our interest expense.

Net Income (Loss)

Pursuant to the aforementioned, our net loss increased $455,818 or 139% from $326,857 during the six months ended June 30, 2004 to $782,675 during the six months ended June 30, 2005.

Comparison of Three Month Periods. Summarized in the table below is statement of operations data comparing the three months ended June 30, 2005 with the three months ended June 30, 2004:

	Three Months Ended		Increase/(Decrease)
	June 30, 2005	June 30, 2004

Sales
Products	$299,252	$1,547,200	$(1,247,948)
Sales, Licensing Agreements	--	--	--
Total Sales	299,252	1,547,200	(1,247,948)
Product and Freight Costs	182,589	803,779	(621,190)
Percentage of Sales	61%	52%
All Other Expenses	687,129	946,817	259,688
Operating Loss	(570,466)	(203,396)	(367,070)
Interest Expense	(25,782)	(25,179)	(603)
Recovery of Bad Debts	--	2,143	(2,143)
Litigation Settlement	-	25,000	(25,000)
(Loss) before Corporation
Income Taxes	(596,248)	(201,432)	(394,816)
Corporation Income Tax	--	800	800
Net (Loss)	($596,248)	($202,232)	($394,016)
Net (Loss) Per Share
Basic and Diluted	($0.03)	($0.01)	($0.02)

Sales

Our sales for the three months ended June 30, 2005 were $299,252, as compared to sales of $1,547,200 for the three months ended June 30, 2004, representing an 81% decrease. This decrease for the three months ended June 30, 2005 is primarily attributable reduced sales of children’s animated films and karaoke software, as we began phasing out these products and shift our emphasis to music concerts. We also experienced a delay in certain release dates on our music concert products. During the three months ended June 30, 2004, we also experienced a one time sale of $550,000 to one customer that was not repeated in 2005.

As discussed previously in this section and the footnotes to our financial statements, during June 2005 we shifted our sales focus to consignment sales and we sold $457,466 of products to Warner on a consignment basis. We will not recognize revenue from this sale until such time Warner ships the products to its customers and receives payment for the merchandise. During this transition period in which our sales on consignment are not recognized, we anticipate that this non-recognition will have the effect of temporarily reducing our reported sales revenue.

Product and Freight Costs

Our product and freight costs for the three months ended June 30, 2005 were $182,589 or 61% of sales, as compared to $803,779 or 52% of sales for the three months ended June 30, 2004. The 9% increase in cost of sales as a percentage of sales for the three months ended June 30, 2005 was attributable to a one time sale we experienced during the three months ended June 30, 2004, which we sold at a large discount due to the volume. This type of sale was not repeated in the three months ended June 30, 2005.
Royalty, Selling, Consulting and General and Administrative Expenses

Summarized in the table below are royalty, selling, consulting and general and administrative expenses comparing the three months ended June 30, 2005 with the three months ended June 30, 2004:

	Three Months Ended		Increase/(Decrease)
	June 30, 2005	June 30, 2004

Royalty Expenses	$70,456	$121,966	$(51,510)
Selling Expenses
Credit Card Fees	$3,677	$11,071	$(7,394)
Salaries, Wages and Payroll Taxes	12,810	24,596	(11,786)
Commission Expense	1,266	--	1,266
Other Selling Expenses	3,521	876	2,645
	$21,274	$36,543	$(15,269)

Consulting Expenses	$96,081	$210,437	$(114,356)
General and Administrative Expenses
Automobile Expenses	5,433	6,502	(1,069)
Travel Expenses	3,481	7,876	(4,395)
Internet and Web Development	6,592	11,344	(4,752)
Telephone and Utility Expense	15,351	18,032	(2,681)
Accounting Fees	12,529	14,250	(1,721)
Promotion and Public Relations	2,192	28,259	(26,067)
Rent	28,146	27,395	751
Insurance	40,494	41,136	(642)
Legal Fees	71,894	40,824	31,070
Amortization and Depreciation	21,499	25,161	(3,662)
Salaries, Wages and Payroll Taxes	273,300	255,857	17,443
Other General and Administrative Expenses	15,846	101,235	(82,828)
	$499,318	$577,871	$(78,553)

Our royalty expenses decreased $51,510 or 42% during the three months ended June 30, 2004 to $70,456 as compared to $121,966 for the three months ended June 30, 2004. This decrease is directly related to the lower product sales that directly affect the amount of royalty expense.

Our selling expenses decreased $15,269 or 42% during the three months ended June 30, 2005 to $21,274 as compared to $36,543 for the three months ended June 30, 2004. This decrease is the result of fewer employees in the sales department for these comparable periods. We cannot be certain these employees will not be replaced in the near future.

The consulting expenses incurred during the three months ended June 30, 2005 related to our retention of several consultants to assist us in developing a business plan, promoting our products, acquiring performers for musical concerts and maintaining investor relations. We do not expect these expenses to continue at these levels in the future.

The overall decrease of $78,553 or 14% in our other general and administrative expenses for the three months ended June 30, 2005 to $499,318 from $577,871 for the three months ended June 30, 2004 was attributable to the decrease of $26,067 in promotion and public relations and the decrease of $82,828 in other general and administrative expenses that included various cost reductions taken during this fiscal period. These decreases were offset by an increase of $31,070 in legal fees.

The legal fees paid for the three months ended June 30, 2005 primarily related to litigation costs and the preparation of production agreements relating to the production and filming of popular music concerts. Legal fees are also incurred on an on-going basis for preparation of the reports we file with the Securities and Exchange Commission.

Interest Expense

Interest expense for the three months ended June 30, 2005 was $25,782 as compared to $25,179 for the three months ended June 30, 2004. This decrease of $603 or 2% is the result of the overall decrease in the prime interest rate, which decreases the rate of interest that accrues on the Small Business Administration loan we have through Comerica Bank and the reduction of total debt which in turn reduces our interest expense.

Net Income (Loss)

Pursuant to the aforementioned, our net loss increased $394,016 or 195% from $202,232 during the three months ended June 30, 2004 to $596,248 during the three months ended June 30, 2005.

Liquidity and Capital Resources

To date, we have financed our operations with cash from our operating activities, a bank line of credit, a Small Business Administration loan, various loans from individuals, cash raised through the sale of our securities or the exercise of options or warrants, and the issuance of our securities to various consultants in payment for the provision of their services or to other creditors in satisfaction of our indebtedness to them.

On February 2, 2004 and again on February 27, 2004, we completed a private sale of units to accredited investors. The units consisted of one share of common stock and a warrant to purchase two shares of common stock. Through these offerings, we raised a total of $750,000 and $1,750,000 in gross proceeds, respectively. The price per unit was $0.40 and the warrant conversion price is $0.75. We received net proceeds totaling $2,266,050 from these sales after costs and fees.

In September 2004 we borrowed $360,000 from our Chief Executive Officer, President and significant shareholder, Mr. Kasper, and a total of $100,000 from trusts created for the benefit of his children. All of these loans had a term of one three months and bore simple interest at the rate of 10% per annum. We repaid these loans with part of the proceeds we received from the financing we undertook in February 2004.

In February 2004 Mr. Kasper received a personal loan in the amount of $500,000. The interest rate on the loan is 3% per annum, and the loan is scheduled to be repaid over a 36 month period. Mr. Kasper loaned these funds to us on identical terms. We used these funds to expand our library of anime titles.

In August 1998 we entered into an agreement with Ritek Corporation whereby we received an advance in the amount of $400,000 against royalties to be earned through the sale of the children’s game, “Shadoan.” We also agreed to pay simple interest of 8.5% per three months on the advance amount. We used this money to acquire the license for the game as well as for working capital. As consideration for the advance, we agreed that, so long as the advance amount was outstanding, our ownership of the license to the game would be shared equally with Ritek Corporation. We further agreed to retain the services of Ritek Corporation to replicate the game, at a per disc price that was competitive in our industry. Ritek Corporation agreed that we could repay the advance by paying a per-disc charge of $2 over the replication price. If we fail to make payments in accordance with our agreement, Ritek Corporation is entitled to give us notice of default. If we fail to pay the principal amount within 10 days after we receive the notice, we are required to forfeit our ownership rights in the license to Ritek Corporation. We have derived minimal revenues from the game and we have not repaid the advance in accordance with our agreement. As of June 30, 2005, the unpaid balance of the advance was $400,000. We failed to pay all of the interest that accrued during the past two fiscal years, and we have recorded a liability for unpaid interest totaling $116,165 as of June 30, 2005. Ritek Corporation has not given us notice of default and has not asked us to transfer our rights to the license. If we were required to transfer our license to the game to Ritek Corporation, it would not have a significant impact on our revenues or the results of our operations.

Sources And Uses Of Cash

Summarized in the table below is information derived from our statements of cash flow comparing the six months ended June 30, 2005 with the six months ended June 30, 2004:

	Six months ended
	June 30, 2005	June 30, 2004
Net Cash Provided (Used) By

Operating Activities	$371,959	($ 1,427,538)
Investing Activities	(48,514)	(274,293)
Financing Activities	(300,921)	1,671,004
Net Increase (Decrease) in Cash	$22,524	$30,827

Operating Activities

During the six months ended June 30, 2005, our net loss was $763,574. This included non-cash items of depreciation in the amount of $175,998 and payment of consulting fees and services with common stock and warrants in the amount of $28,124 and $11,700, respectively. Cash was provided from operations by the decrease of inventories ($396,913), the decrease in prepaid royalties ($123,241), the decrease in prepaid consulting expense ($103,725), the increase in accounts payable ($101,351), the increase in accrued liabilities ($255,935) and the increase in accrued interest ($21,068). We used the cash provided from operations to fund an increase in accounts receivable ($83,976) and to fund an increase in our reimbursable production costs of ($19,888).

During the six months ended June 30, 2004, cash was used by operations to fund the acquisition of rights to DVD entertainment products ($1,115,092), to fund increases in accounts receivable ($955,349), to prepay expenses ($102,863) and to purchase inventory ($430,788). These uses of cash were offset by the increase in accounts payable ($679,985) and accrued liabilities (92,383).

Investing Activities

During the six months ended June 30, 2005 and 2004, we used $48,514 and $274,293, respectively, for the purchases of property and equipment.

Financing Activities

Financing activities for the six months ended June 30, 2005, used net cash of $300,921. We repaid a bank overdraft in the amount of $42,733, and made principal payments on our notes payable, other, notes payable, related party and capital leases in the amounts of $`13,425, $234,105 and $10,658, respectively.

Financing activities for the six months ended June 30, 2004 provided net cash of $1,671,004. The primary source of this cash was the $2,266,050 net proceeds from the issuance of common stock. From this we were able to reduce our notes payable and capital leases by $622,667 and $10,174, respectively.

Commitments For Capital Expenditures

At June 30, 2005, we had no commitments for capital expenditures.

Going Concern

The financial statements included in this report are presented on a “going concern” basis. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. Our auditors have indicated that the following factors raise substantial doubt as to our ability to continue as a going concern:

•	we have an accumulated a deficit of $2,597,649 since inception;

•	we have a working capital deficit of $1,903,435; and

•	we have begun producing music concerts which require a substantial investment of cash but have not, to date, generated substantial revenues for us.

We believe that the following will help to eliminate these deficits:

•	we have negotiated an agreement with our legal services provider that will help us contain the costs for these services and we have eliminated public relations expenses for the immediate future;

•
we released our first live music concert DVD in November of 2004 and we have scheduled for release in 2005 four additional DVDs that we anticipate will increase the revenue stream from this portion of our business; and

•	we intend to continue negotiating with major artists for the exclusive rights to produce and distribute their live music concerts worldwide.

Off-Balance Sheet Arrangements

There are no guarantees, commitments, lease and debt agreements or other agreements that could trigger an adverse change in our credit rating, earnings, cash flows or stock price, including requirements to perform under standby agreements.

Capital Requirements And Available Capital Resources

Our capital requirements, particularly as they relate to the production of popular music concerts, have been and will continue to be significant. Our primary use of cash consists of licensing and royalty costs ranging from 20% to 30%, production of live music concerts and general operating costs. Our future cash requirements and the adequacy of available funds will depend on many factors, including the pace at which we expand our production of popular music concerts, our ability to negotiate favorable production agreements with the artists whose concerts we film, whether our popular music concerts generate significant revenues, the general state of the economy, which impacts the amount of money that may be spent for entertainment and the continued popularity of anime and our general film library, from which we expect to continue to derive revenues.

As of June 30, 2005 we had available $22,524 of cash on hand and $1,903,435 of a working capital deficit. Cash generated by our current operations is not sufficient to continue our business for the next twelve months. We will need additional financing during the next 12 months to produce music videos and to pay our costs and expenses, if they stay at current levels. To the extent it becomes necessary to raise additional cash in the future, we will seek to raise it through the public or private sale of debt or equity securities, funding from joint-venture or strategic partners, debt financing or short-term loans, or a combination of the foregoing. We may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. We currently do not have any binding commitments for, or readily available sources of, additional financing. We cannot provide any assurances that we will be able to secure the additional cash or working capital we may require to continue our operations.

Subsequent Events

On August 1, 2005, Mr. Kasper, President of the Company received an additional $350,000 loan from Skura Intercontinental Trading Company and loaned the $350,000 proceeds to the Company. The terms of the loan are the same as the terms of the loan from Skura Intercontinental Trading Company to Mr. Kasper. The loan is secured by a deed of trust on Mr. Kasper’s personal residence, has an interest rate of 8%, and is payable in thirty-six equal monthly payments of principal and interest in the amount of $10,968.

On August 1, 2005, the Company received a $100,000 loan from Noel Gimbel, an unrelated party. The loan is personally guaranteed by Mr. Kasper, President of the Company, has an interest rate of 10% per annum. Interest payments are due every 90 days in the amount of $2,500, with the unpaid principal balance due on or before January 31, 2006.

On August 1, 2005, the Company entered into an Exclusive Replication Services Agreement with L&M Optical Disk West, LLC, (“L&M”), whereby L&M is the Company’s exclusive provider of replication and packaging services. The agreement has a term of two years and calls for payment in accordance with L&M’s regular fee schedule.

In July 2005, the Company entered into a payment and settlement agreement with Ken Groove regarding an outstanding payable balance of $288,000 the Company has recorded in accounts payable.

On July 22, 2005, the Company entered into a Settlement Agreement and Mutual and General Release with Dimension DVD, Inc. whereby the Company agreed to pay the remaining balance of $35,070, currently in accounts payable, in installments of $1,500 due by Friday of each week beginning July 22, 2005 and continuing through Friday, December 16, 2005 and one final installment payment of $2,070 due by Friday, December 23, 2005.

Risk Factors Affecting Business, Operating Results and Financial Condition

We have begun producing and filming popular music concerts, however we are not certain that this activity will be profitable.

During the 2005 fiscal six months we shifted the emphasis of our business from licensing and distributing general entertainment products to producing, filming and distributing popular music concerts. We have stopped selling karaoke products and we do not intend to license new film products. The shift in emphasis to producing, filming and distributing popular music concerts and, whenever possible, obtaining the broadcast rights for them, will be more expensive than licensing and distributing general entertainment products, and the time between our expenditure of funds and receipt of revenues will be longer. Furthermore, our filmed concert programming may not ultimately be as desirable to our customers as we anticipate, which would lead to lower than expected sales, decreased profit margins or losses. We cannot predict whether this new venture will be profitable.

We will continue to need additional financing to produce and film music concerts and we can provide no assurances that we will be able to obtain sufficient financing. If we cannot obtain sufficient financing, our business and results of operations will be adversely affected.

The production, filming and distribution of concert DVDs requires a significant outlay of capital. It is unlikely that we will be able to continue to produce and distribute music concerts without additional financing. In the past, we have borrowed money from Lee Kasper, our Chief Executive Officer and President and a significant shareholder, and sold our securities to raise money. Currently, we have no commitments from investors for additional financing. To the extent that we need additional financing to continue our production of music concerts, we cannot assure you that funds will be available to us on favorable terms, or at all. To the extent that additional funds are raised through the sale of our securities, the issuance of those securities could result in dilution to our shareholders. The unavailability of funds could have a material adverse effect on our ability to continue our concert production work, which will adversely affect our business and results of operations.

We may be unable to continue as a going concern.

Our independent auditor has noted in its report concerning our financial statements as of June 30, 2005 that we have incurred significant operating losses and that we have negative working capital.

The home entertainment industry is intensely competitive. We cannot guarantee you that we can compete successfully within our industry.

The home entertainment industry is intensely competitive. Our competitors include both major motion picture studios and music labels that are much larger than we are and have far greater name recognition and financial resources than we have. In addition we compete against smaller, independent companies that seek to create niche markets.

Decreasing retail prices for DVDs may negatively impact our revenues.

The home entertainment programming market in which we compete is rapidly evolving and intensely competitive. Many of our competitors, including major studios, are increasingly offering programming, particularly DVD programming, at lower prices. They may be able to produce or secure programming on more favorable terms and may be able to adopt more aggressive pricing policies. Higher levels of competition within the industry may lead to lower prices and thus reduces sales revenue, decreased profit margins or decreased overall revenues.

If music entertainment programming loses market share within the home entertainment industry, our business may be adversely affected.

While we have decided to enter the music entertainment market, we cannot assure you that the music industry in general will continue to prosper or that music entertainment programming will compete successfully against other home entertainment programming. If music programming loses market share within the home entertainment market, our business may be adversely affected.

Inventory obsolescence poses a significant risk to us.

We maintain a substantial investment in product inventory and if we overestimate the demand for a particular title, we may retain significant excess quantities of that title in our warehouse. Retained inventory may become obsolete as our distribution term for the title expires. Although we may sell such inventory at a steeply discounted price toward the end of the distribution term in order to recoup our manufacturing, storage and other costs, there is no guarantee that a market will exist for a given title, even at a steeply discounted price.

Our overall success currently depends on the unpredictable commercial success of our programming.

Conducting business in the entertainment industry involves a substantial degree of risk. Each music video, feature film or other programming title is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. The commercial success of a title also depends upon the quality and acceptance of other competing programs or titles released into the marketplace, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, all of which are subject to change and cannot be predicted with certainty. Our success will depend in part on the popularity of our programming which, in turn, depends on our ability to gauge and predict expected popularity.

The market in which we do business may change, decreasing the demand for our products. If the demand for our products declines, our business and results of operations may be adversely affected.

The majority of our revenues continue to be derived from sales of our DVD products. Our DVD products compete with pay-per-view cable television systems, in which cable television subscribers pay a fee to see a movie or other program selected by the subscriber. Existing pay-per-view services offer a limited number of channels and programs and are generally available only to households with a converter to unscramble incoming signals. Recently developed technologies, however, permit certain cable companies, direct broadcast satellite companies, telephone companies and other telecommunications companies to transmit a much greater number of movies to homes in more markets. Ultimately, further improvements in these technologies or the development of other technologies, such as Internet-TV, could lead to the availability of a broad selection of movies or music videos to consumers on demand at low prices, which could substantially decrease the demand for DVD-video purchases or rentals. This could have a material adverse effect on our financial condition and results of operations.

We could become involved in litigation over our rights to use our products, or the rights of others to use our products. Resolution of any such litigation could be time consuming and costly, which may have a material adverse affect on our operations and financial position.

We are not aware that the use or licensing of any of our products infringe the proprietary rights of third parties, and we are not currently engaged in any material intellectual property litigation or proceedings. Nonetheless, we cannot assure you that we will not become the subject of infringement claims or legal proceedings by third parties with respect to our current or future products. Moreover, an adverse outcome in litigation or similar adversarial proceedings could subject us to significant liabilities to third parties, require the expenditure of significant resources to develop non-infringing products, require disputed rights to be licensed from others or require us to cease the marketing or use of certain products, any of which could have a material adverse effect on our business and operating results.

Government regulations could adversely effect that portion of our business that relates to late night programming. If we were prohibited from disseminating late night programming, it would have a material adverse effect on our results of operations.

During the first half of 2005 approximately 6.68% of our sales were derived from late night programming, that is, programming that includes sexually explicit content which is made to be viewed solely by adults. If we include hentai in the category of late night programming, then approximately 66.03% of our sales would fall into this category.

Although the right to create material containing sexually explicit content is protected by the First and Fourteenth Amendments to the United States Constitution, the First and Fourteenth Amendments do not protect the dissemination of this material. Several states and communities in which our products are distributed have enacted laws regulating the distribution of such programming, with some offenses designated as misdemeanors and others as felonies. The consequences for violating the state statutes are as varied as the number of states enacting them. Similarly, there is a federal prohibition with respect to the dissemination of late night programming, and the potential penalties for individuals (including corporate directors and officers) violating these federal laws include fines, community service, probation, forfeiture of assets and incarceration. While we undertake to restrict the distribution of our products in order to comply with all applicable statutes and regulations, we cannot assure you that our efforts will be successful and that we will always be in compliance. If we are accused of failing to comply, we may incur substantial legal costs to defend the action, management will likely be diverted from its routine activities to assist with preparing the defense, and we could incur significant fines or penalties if we fail to prevail in our defense.

Furthermore, because of the adult content of some of our products, many people may regard our business as unwholesome. Federal, state and municipal governments, along with various religious and children’s advocacy groups, consistently propose and pass new legislation aimed at restricting provision of, access to, and content of late night entertainment. These groups also may file lawsuits against providers of late night entertainment, encourage boycotts against such providers, and mount negative publicity. We cannot assure you that our products will not be subject to successful legal challenges in the future.

If we lost the ability to market and sell our hentai and late night products, or if our ability to sell these products was substantially curtailed, it would have a material adverse affect on our business and operating results.

We are dependent for our success on certain key employees. The loss of one or more of these employees could have an adverse effect on our operations.

Our future success will depend, to a significant degree, on the continued services of our executive officers and other key personnel, particularly our founder, Mr. Kasper, and our Vice President, Mr. Joseph Giarmo. The loss of Mr. Kasper’s or Mr. Giarmo’s services would have a material adverse effect on our business and operations.

ITEM 3.	DISCLOSURE CONTROLS AND PROCEDURES

Management, including our President and Chief Executive Officer (who is also our Chief Financial Officer), carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. The evaluation was undertaken in consultation with our accounting personnel. Based on that evaluation, the President and Chief Executive Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation.

PART II - ITEM 1 LEGAL PROCEEDINGS

Dimension DVD, Inc. v. NuTech Digital, Inc., et al., Case No. LC071086. This action was filed on April 8, 2005 in Los Angeles Superior Court, Northwest District alleging claims for (1) services provided, (2) open book and (3) account stated. Dimension DVD alleges that we failed to pay for services provided and that we owe it $70,620 plus interest, attorneys fees and costs.

PART II - ITEM 2 UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

On June 10, 2005 we issued 175,000 shares of restricted common stock to Emanuel Suchefort, and 75,000 shares of our common stock to Stephan Tandon, respectively, in exchange for financial marketing services rendered by them under consulting agreements. The per share value of the common stock on the date that the stock issuance was authorized by the Board of Directors, was $0.13 per share. We relied on an exemption under Section 4(2) of the Securities Act of 1933 for the issuance of this stock, which was a non-public offering involving sophisticated individuals who are actively engaged in financial marketing.

PART II - ITEM 3 DEFAULTS UPON SENIOR SECURITIES

Not applicable.

PART II - ITEM 4 SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II - ITEM 6 EXHIBITS AND REPORTS ON FORM 8-K

The following exhibits are included in this report or incorporated by reference into this report:

3.1	Certificate of Incorporation, as amended (1)

3.2	By-laws, as amended (1)

31	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) (2)

32	Certification Pursuant to Section 1350 of Title 18 of the United States Code (2)

(1)	Incorporated by reference from the Company’s Registration Statement on Form SB-2 filed on May 17, 2002, as amended.
(2)	Filed herewith.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NuTECH DIGITAL, INC.

November ___, 2005	By:

President, Chief Financial Officer (Principal accounting and financial officer for the quarter)

EXHIBIT 31

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND
PRINCIPAL FINANCIAL OFFICER
PURSUANT TO RULES 13a-14 AND 15d-14
OF THE SECURITIES EXCHANGE ACT OF 1934

I, Lee Kasper, President and Chief Financial Officer of NuTech Digital, Inc. (the “Company”), certify that:

I have reviewed this Amendment No. 1 to the quarterly report on Form 10-QSB of NuTech Digital, Inc.

Based on my knowledge, this Amendment No. 1 to the quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the quarterly report.

Based on my knowledge, the financial statements, and other financial information included in Amendment No. 1 to the quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the period presented in the quarterly report.

I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

(a)    designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which the periodic report is being prepared;

(b)    evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation; and

(c)    disclosed in this Amendment No. 1 to the quarterly report any change in the Company’s internal control over financial reporting that occurred during the Company’s reported fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Company’s auditors and to the audit committee of the board of directors (or persons fulfilling the equivalent function):

(i)    all significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(ii)    any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: November ___, 2005

Lee Kasper President and Chief Financial Officer

EXHIBIT 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amendment No. 1 to the Quarterly Report of NuTech Digital, Inc. (the “Company”) on Form 10-QSB for the period ending June 30, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Amendment”), I, Lee Kasper, President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Amendment fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2)	The information contained in the Amendment fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/

By: Lee Kasper President and Chief Financial Officer November ___, 2005

 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM 10-KSB

(Mark One)

☒ ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ________________

Commission File Number 000-50021

NUTECH DIGITAL, INC.
(Name of Small Business Issuer in its charter)

California	95-4642831
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

7900 Gloria Avenue
Van Nuys, California 91406
(Address of principal executive offices)(Zip code)

Issuer's telephone number, including area code: (818) 994-3831

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which each is registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, no par value
(Title of class)

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐

The issuer's revenues for the fiscal year ended December 31, 2004 totaled $4,180,576.

The number of shares of the issuer's common stock, no par value per share, outstanding as of March 18, 2005 was 22,030,494. The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant on March 18, 2005, based on the average bid and ask price on the OTC Bulletin Board as of such date, was approximately $2,326,140.

DOCUMENTS INCORPORATED BY REFERENCE

None

Transition Small Business Disclosure Format: Yes ☐ No ☒

Note Regarding Forward Looking Statements

This Annual Report on Form 10-KSB contains "forward-looking statements". These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our business and our industry. Words such as "believe," "anticipate," "expect," "intend," "plan," "may," and other similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section of this Annual Report titled "Management's Discussion and Analysis of Financial Condition or Plan of Operation-Factors Affecting Business, Operating Results and Financial Condition", as well as the following:

o	a decline in the general state of the economy which impacts the amount of money spent by consumers for entertainment products,

o	our lack of capital and whether or not we will be able to raise capital when we need it,

o	whether the popular music concerts we produce and film will generate significant sales and be profitable;

o	whether our sales of Japanese anime will remain at current rates or grow, even though we do not intend to acquire additional films,

o	our overall ability to successfully compete in our market and our industry,

o	whether we will continue to receive the services of our executive officers and directors, particularly our Chief Executive Officer and President, Mr. Lee Kasper,

o	whether our digital rights management technology is successful in increasing our sales over the Internet,

and other factors, some of which will be outside our control. You are cautioned not to place undue reliance on these forward-looking statements, which relate only to events as of the date on which the statements are made. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. You should refer to and carefully review the information in future documents we file with the Securities and Exchange Commission.

PART I

ITEM 1. BUSINESS

History and Development of the Company

NuTech Entertainment, Inc. was founded in 1993 for the purpose of licensing and selling to distributors karaoke software. NuTech Digital, Inc. was founded in 1997 for the purpose of licensing and selling to distributors films. In 1999 the business of NuTech Entertainment, Inc. was combined with the business of NuTech Digital, Inc. by distributing the assets of NuTech Entertainment, Inc. to its sole shareholder, Mr. Lee Kasper, who subsequently transferred the assets into NuTech Digital, Inc. NuTech Entertainment, Inc. ceased doing business in 1999 and was dissolved in 2001.

As used in this Annual Report on Form 10-KSB, unless the context otherwise requires, the terms "we," "us," "the Company," and "NuTech" refer to NuTech Digital, Inc.

The 2004 fiscal year saw a major change in the direction of our business as we shifted our emphasis from licensing and selling to distributors general entertainment products to producing, filming and selling to distributors popular music concerts. Prior to 2004, we licensed and sold to distributors karaoke products as well as general entertainment films that included action adventure films, children's animated films, horror films, comedies, Japanese hentai (which is adult animation) and late night programming. While we continue to offer action adventure, horror and comedy films, Japanese hentai and late night programming, we have stopped licensing new products to sell. Furthermore, we have not renewed the license we had to manufacture and distribute children's animated films and we have stopped offering karaoke products. It is our intent, during the 2005 fiscal year, to sell our library of karaoke videos and music tracks, although there is no guarantee that we will be able to do this.

We began the production and filming of popular music concerts in March 2004 with a concert given by Russell Jones, who performs under the name Ol' Dirty Bastard. During 2004, we also produced and filmed concerts given by Jessica Simpson and Macy Gray and we acquired the rights to distribute DVDs of concerts given by RZA and Kool and the Gang. Aside from the right to sell DVDs of the concert video, we sometimes acquire broadcast rights, usually for all media, including the Internet. It is our plan to continue to expand this portion of our business, however, we have not yet generated any significant revenues from the production and distribution of these concerts.

During the 2004 fiscal year we added a significant method for providing our products to our customers by implementing our digital rights management technology. Digital rights management technology allows visitors to our website, and to the websites of distributors who sell our products, to download our films and music videos for rent. Downloaded works have DVD and high definition quality audio and video. Because the content is electronically packaged and delivered with an encrypted license, we do not believe that it can be copied illegally. We currently have 154 films available to download from our website. During the 2004 fiscal year, we also applied this technology to DVDs. The DVD contains over 30 full length feature hentai animation films. After registering on our website, the consumer can watch a film for a period of time (for example, 1, 3 or 5 days) without having to download the movie file. After the expiration of the license, the DVD will no longer play. We expect to begin licensing these encrypted DVDs during the 2005 fiscal year.

We believe that this easy method of acquiring our products is attractive to users of the Internet and will continue to grow in popularity since it provides immediate access to the desired product without the delays and costs that would be incurred if the product is shipped. We believe that immediate access to our products may encourage more spontaneous purchases by our customers. During the 2004 fiscal year, digital rights management technology accounted for $14,942 in sales, while sales from January 1, 2005 through March 31, 2005 totaled $8,368. We expect use of our digital rights management technology to increase substantially during the 2005 fiscal year as customers to our website and to the websites of our distributors become more familiar with it.

During the year ended December 31, 2004, our primary source of revenue came from sales of hentai. During 2004, hentai accounted for approximately 59.35% of our sales, sales of our general entertainment films accounted for approximately 20.48% of our sales, karaoke products accounted for approximately 12.11% of our sales, late night programming accounted for approximately 6.68% of our sales and music concerts accounted for approximately 1.38% of our sales. We also facilitate authoring, manufacturing and packaging services to content providers in the entertainment industry, although our revenue from this activity is minimal.

Our Products

Contemporary Music Concerts

During the 2004 fiscal year we produced three contemporary music concerts using high definition technology. The concerts we filmed were performed by Russell Jones, whose stage name is Ol' Dirty Bastard, Jessica Simpson and Macy Gray. We also acquired the rights to distribute DVDs of concerts given by RZA and Kool and the Gang. We believe that the distribution of contemporary music complements our product offerings and we intend to expand this facet of our business. Sales of our contemporary music products accounted for approximately $57,717 during 2004.

Japanese Animated Films

The animated film art form known as "anime" had its start in Japan around 1963, the product of animators Osamu Tezuka and Mitsuteru Yokoyama. Anime has a distinctive look, including highly stylized and realistic background images, which "play-off" the often whimsically drawn characters. Since the early 1990s, anime has begun to find an audience in the United States. Even though these films are animated, they generally have broad audience appeal due to their complex story lines. Anime encompasses many genres, including action/adventure films targeted to young girls ("shojo") and young boys ("shonen"), horror, fantasy and science fiction films, comedy, and films produced solely for adults ("hentai").

Hentai comes to us as an original completed master and artwork with Japanese dialogue tracks. We have the script translated into English, we hire voice-over actors to dub the dialogue in English or we subtitle the work, and we create a finished master for DVD format. We also create menus for the DVD products and redesign the artwork for the packaging. Revenues from sales of hentai totaled approximately $2,481,269 in 2004 as compared to $1,942,996 in 2003.

We license and have available for sale 150 anime films. We do not currently intend to license any additional anime titles.

Late Night Films

We license 260 late night films. We receive the original completed master and artwork of a film. We send the master to a replicator to produce a tape that is then used to manufacture the work in DVD format. Revenues from late night programming totaled approximately $279,310 in 2004 as compared to $383,180 in 2003.

General Entertainment Films

During the 2004 fiscal year, we offered 26 classic children's animated films and 23 action adventure, horror and comedy films. Revenues from these films totaled approximately $856,066 in 2004 as compared to $340,936 in 2003. The increase in revenues was due to a one-time significant order for children's animated films. While we continue to offer adventure, horror and comedy films, we no longer sell classic children's animated films.

Karaoke

Karaoke is a pre-recorded song in which the lead vocals have been eliminated or re-mixed out, and the voice of the individual performing is substituted on the sound track. The back-up singers and musicians are left in the song for accompaniment. The goal of karaoke is to make each singer feel like a star and sound like a professional vocalist. This is achieved through a DVD or CD + G player and an on-stage television monitor that prompts the singer with the lyrics and rhythm of the song being sung. If a song is recorded on CD + G (compact disc plus graphics), the lyrics are displayed on a colored background. If a song is recorded on DVD, the lyrics are displayed over moving images.

During 2004, karaoke products accounted for approximately $506,214 in sales as compared to $1,078,185 in 2003. During 2004, we had 239 volumes of karaoke products available for sale. We have stopped selling karaoke videos and sound tracks and, as noted above, during the 2005 fiscal year we intend to sell our library of karaoke products, although there is no guarantee that we will be able to do this.

General Production Services

When businesses offering DVD products obtain a license to duplicate a film or other work of art, they receive the work as an analog or digital tape. In order to replicate the film on DVD, the licensee must create a digital linear tape. This process is known as "authoring". After the digital linear tape is created, it is shipped to a factory where it is replicated onto a "stamper". The stamper is used to make the DVDs. We facilitate DVD authoring and menu designs to complete product replication and packaging for other content providers in the entertainment industry. We generate minimal revenues from this activity.

Our Suppliers and Customers

We are a wholesaler of DVD’s to distributors of DVD films, and to a much smaller extent a retail seller over the internet. We host two websites, www.nutechdvd.com and www.nutechdigital.tv. Information included on our websites is not a part of this annual report. Approximately 3% of our products are distributed outside the United States, with no concentration in any particular country or geographic area.

We do not have long-term or exclusive agreements with our retail or wholesale customers. Business generation is based primarily on customer satisfaction with reliability, quality and price, which has allowed us to establish long-term relationships with many of our customers.

We obtain exclusive rights to our Japanese anime products from studios that produce the works and license them outside of Japan. We license our late night entertainment and our karaoke products from the producers or other copyright holders of those works.

During 2004, we entered into an agreement with Dollar Tree Stores, Inc. for sales of our children's animated films. The sales resulting from this agreement represented approximately 17% of all revenues earned from sales for the fiscal year ended December 31, 2004. This was a single transaction and will not reoccur in the future. During the 2004 fiscal year, other than this customer, no single customer represented more than 10% of our sales.

We replicate our films and music on DVD through four suppliers, U-Tech Media, Media Factory, L & M and Fortune Disc. During 2004, U-Tech Media and Fortune Disc were responsible for replicating 86% and 13%, respectively, of the DVDs we offer for sale. If all of our replicating suppliers were to become unable to provide the volume of replication services necessary for our business, we believe that we could find other suppliers who would be able to provide these services to us at competitive prices. We do not have long-term agreements with any of our suppliers.

The Effect of Government Regulation on our Business

While production of our products does not require government approval, the sale of our late night programming is subject to regulation by the federal government, as well as by various state and municipal governments. Several states and communities in which our products are sold to distributors have enacted laws regulating the distribution of late night programming with some offenses designated as misdemeanors and others as felonies, depending on numerous factors. The consequences for violating the state statutes are varied. There is also a federal prohibition with respect to the dissemination of late night programming, and the potential penalties for individuals (including corporate directors and officers) violating these federal laws include fines, community service, probation, forfeiture of assets and incarceration. We attempt to comply with all applicable statutes and regulations relating to the sale of late night programming.

We are subject to the same federal, state, and local laws as other companies conducting business on the Internet. Today there are relatively few laws specifically directed towards online sales. However, due to the increasing popularity and use of the Internet and online sales, it is possible that laws and regulations will be adopted in the future governing the Internet or online sales. These laws and regulations could cover issues such as online contracts, user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights, and information security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity, and personal privacy is still evolving.

Due to the global nature of the Internet, it is possible that the governments of foreign countries might attempt to regulate our activity or prosecute us for violations of their laws.

Our products are subject to copyright laws. We may become the subject of infringement claims or legal proceedings by third parties with respect to our current or future products. In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights, or to establish the validity of our proprietary rights. Any such claims could be time-consuming, divert management from our daily operations, result in litigation, cause product shipment delays or lead us to enter into royalty or licensing agreements rather than disputing the merits of such claims. Moreover, an adverse outcome in litigation or a similar adversarial proceedings could subject us to significant liabilities to third parties, require the expenditure of significant resources to develop non-infringing products, require disputed rights to be licensed from others or require us to cease the marketing or use of certain products, any of which could have a material adverse effect on our business and operating results.

Licenses and Other Intellectual Property

We do not have patents, franchises or concessions and we have not entered into labor contracts. However, many of our film titles are licensed from third parties. License periods are generally no shorter than five years and no more than 10 years. Most of the license agreements require us to pay an advance royalty, which we recoup through sales. Some of the license agreements require us to pay royalties during the term of the license. The computation of royalties varies, depending on our determination of the importance of the title to our product offerings. Royalties are primarily computed as a percentage of gross sales and may include guaranteed payments of royalties. We also purchase the rights to certain of our film titles for a one-time fee, rather than for the payment of on-going royalties.

The films we make of popular music concerts will be registered with the United States Copyright Office. Generally, we co-own the copyright of the work with the artist. Depending on our agreement with the artist, we retain the exclusive right to exploit the work for varying periods of time, which may range from a term of years to perpetuity.

While we have not registered our trade names or our logo with the United States Patent and Trademark Office, we believe that the name recognition and image that we have developed in each of our markets significantly enhance customer response to our sales promotions. Accordingly, our trademarks are important to our business and we intend to aggressively defend them.

Competition

All of our products compete with other products and services that utilize free time or disposable income. The entertainment industry is, in general, highly competitive and many of our competitors, such as major motion picture studios and recording labels like Sony/BMG, Warner/Elecktra, Universal and Motown, have much larger selections of products, the ability to spend significant sums on advertising and promotion and much greater distribution capacities than we have. We do not represent a significant presence in our markets. We cannot guarantee you that we can compete successfully.

Employees

As of December 31, 2004 we had 8 full-time employees and 3 part-time employees. Of these employees, two were in administration, one was in sales, one was in accounting, one was in artistic production, one was in management information systems and the remainder were in general operations.

ITEM 2. DESCRIPTION OF PROPERTY

Our offices, operations and warehouse facilities are located at 7900 Gloria Avenue, Van Nuys, California 91406. We lease this facility at market rates. Our facility is approximately 9,500 square feet in size. Our lease term began on May 1, 2001 and will continue until July 31, 2006. We have one option to renew the lease, at the end of the lease term, for an additional period of five years. The facility is adequate for our current operations, and management believes that it will continue to be adequate through the initial lease term.

ITEM 3. LEGAL PROCEEDINGS

Occasionally we are named as a party in claims and legal proceedings arising out of the normal course of our business. These claims and legal proceedings may relate to contractual rights and obligations, employment matters, or to other matters relating to our business and operations. We are not currently involved in any legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Our annual meeting of security holders was held on October 15, 2004.

The votes cast for, against or withheld as to each director and each other matter is as follows:

Election of Directors:

Name of Director	Votes cast "For"	Votes cast "Against"	Votes "Withheld"

Lee Kasper	17,624,555	0	144,800
Joseph Giarmo	17,635,955	0	133,400
Yegia Eli Aramyan	17,632,955	0	136,400
Jay S. Hergott	17,635,955	0	133,400

Farber & Hass L.L.P. was ratified as our independent auditors. Of the votes cast, 17,742,195 were cast for this proposal, 20,500 votes were cast against this proposal and 6,660 votes abstained from voting on this proposal.

Stock option grants to Lee Kasper, Joseph Giarmo, Yegia Eli Aramyan and Jay S. Hergott were approved. Of the votes cast, 10,192,513 votes were cast for the proposal, 346,493 votes were cast against the proposal and 25,260 abstained from voting on this proposal.

Shares which abstained from voting as to the proposals, and shares held in "street name" by brokers or nominees who indicated on their proxies that they did not have discretionary authority to vote such shares as to the proposals ("broker non-votes"), were counted for purposes of determining whether the affirmative vote of a majority of the shares present at the meeting and entitled to vote on the proposals had been obtained, but had the effect of reducing the number of affirmative votes required to achieve the majority vote on the proposals.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the National Association of Securities Dealers, Inc. Electronic Bulletin Board (the "OTC Bulletin Board"), and is traded under the symbol "NTDL". Our common stock began trading on January 17, 2003, but the market for it has been extremely limited and sporadic.

The table below sets forth the range of high and low bid quotes of our common stock for each quarter for the last two fiscal years as reported by Yahoo Finance. The bid prices represent inter-dealer quotations, without adjustments for retail mark-ups, markdowns or commissions and may not necessarily represent actual transactions.

	PERIOD	HIGH	LOW

Fiscal Year Ended December 31, 2004	First Quarter	$1.50	$0.56
	Second Quarter	$0.97	$0.35
	Third Quarter	$0.49	$0.20
	Fourth Quarter	$0.35	$0.18

Fiscal Year Ended December 31, 2003	First Quarter	$1.50	$0.20
	Second Quarter	$0.49	$0.11
	Third Quarter	$0.80	$0.12
	Fourth Quarter	$0.80	$0.45

As of March 18, 2005, there were approximately 58 holders of record of our common stock. This number does not include an indeterminate number of shareholders whose shares are held by brokers in street name.

Since becoming a reporting company, we have never declared or paid any cash dividends on our common stock and do not expect to declare or pay any cash dividends in the foreseeable future. Prior to becoming a reporting company, we were an S corporation for tax reporting purposes and we paid dividends to Lee Kasper, our sole shareholder.

Recent Sales of Unregistered Securities

On December 1, 2004 we issued 360,000 shares of our common stock to our attorneys, Richardson & Patel LLP. The common stock was issued in exchange for services rendered to us. The per share value of the common stock on December 1, 2004 was $0.27. We relied on Section 4(2) of the Securities Act of 1933 to issue this stock. We did not engage in general solicitation or advertising in making this offering and the offeree is an accredited investor.

Purchase of Equity Securities

In January 2004 our President and Chief Executive Officer, Lee Kasper, purchased 200 shares of our registered common stock for his own account. This purchase was not pursuant to a publicly announced plan or program. No other purchases of our common stock were made by us or any affiliated purchaser during the 2004 fiscal year.

Maximum Number or
			Total Number of	Approximate Dollar
			Shares Purchased as	Value of Shares that
			part of a Publicly	may yet be Purchased
	Total Number of	Average Price Paid	Announced Plan or	Under the Plan or
Period	Shares Purchased	Per Share	Program	Program

January 2004	200	$0.68	0	0

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION

Management's discussion and analysis of financial condition or plan of operation are based upon our financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Overview Of Business

We are engaged in the business of licensing and selling to distributors general entertainment products, most of which are made available through digital versatile discs, commonly known as DVDs. Our products include popular music concerts, Japanese anime, late night programming and general entertainment action adventure films. Prior to 2004, we also actively engaged in the sale of children's animated films and karaoke software. We began phasing out these products during 2004 when management decided to shift the emphasis of our business from selling general entertainment products to producing, filming using high definition technology, and distributing popular music concerts. While we currently have the exclusive right to sell more than 600 films on DVD, we are not actively seeking to license additional titles. Instead, we are working to expand our library of high definition music concerts and, whenever possible, to obtain broadcast rights to these concerts.

All of our DVD products are sold through retail stores, the Internet, and wholesale distributors. We also license the broadcast rights to the music concerts we produce and film.

In January 2004 we implemented a digital rights management technology affording us the ability to offer our products on demand over the Internet. Our digital rights management technology allows our products to be accessed via secure downloads to a personal computer.

Our acquisition of general entertainment films is typically done through the payment of advance royalties in exchange for a license that usually lasts between five years and 10 years. The licenses for certain of our hentai products permitted us to recover from the licensor all reasonable and necessary costs paid by us to exploit the license. During 2004, we recovered all the expenses that we were permitted to recover under these licenses.

The production and filming of popular music concerts is extremely cash intensive. Production costs, such as fees or costs for the artist, venue, musicians, sound and cameramen, make-up, wardrobe, insurance and releases, are paid either prior to or immediately following the performance. To date, we have paid these costs or, in some instances, we have partnered with unrelated third parties who assist us with the payment of these costs in exchange for a share of the royalties. After the performance, we must spend additional funds to have the master prepared and ultimately approved by the artist, which may take several months. For example, while we filmed our first concert in April 2004, the release of our first concert DVD did not occur until November 2004. Depending on our agreement with the artist, we may obtain all the rights to the production, in which case we can exploit it in any medium, or we may obtain only restricted rights, such as the right to broadcast the concert only outside the United States. Generally, our agreements require us to split the royalty from sales of the concert DVD and, if we received them, broadcast rights, with the artist after we recoup our production expenses, although the terms of these agreements vary. There is no guarantee that any concert we film will result in a DVD that will sell enough copies to make filming the concert profitable. As of December 31, 2004, revenues from our music concerts, which we began selling in November 2004, totaled only $57,717. Although we expect revenues from this source to increase as we release more concert DVDs, we cannot be certain that this will happen.

While we added popular music concerts to our product offerings during the 2004 fiscal year we also decided to stop offering karaoke products. Karaoke products represented approximately 28.8% of our revenues during the 2003 fiscal year and approximately 12.11% of our revenues during the 2004 fiscal year.

Critical Accounting Policies and Estimates

In consultation with our Board of Directors, we have identified nine accounting principles that we believe are key to an understanding of our financial statements. These important accounting policies require management's most difficult, subjective judgments.

Revenue Recognition. We recognize revenue from product sales when we ship the product to the customer. Sales are recorded net of sales returns and discounts. We recognize revenue in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

Allowance for Doubtful Accounts. We establish an allowance for doubtful accounts based on factors surrounding the credit risk of our customers, historical trends and other information. The allowance for doubtful accounts is established by analyzing each customer account that has a balance over 90 days past due. Each account is individually assigned a probability of collection. When other circumstances suggest that a receivable will not be collectible, it is immediately reserved for, even if the receivable is not yet in the 90-days-past due category.

Inventory. Our inventories are stated at the lower of cost or market. Slow moving and obsolete inventories are analyzed for potential reserves on a quarterly basis. To calculate the reserve amount, we compare the current on-hand quantities with the actual usage over the past 36 months. On-hand quantities greater than actual usage are considered for reserve at the standard unit cost. Additionally, non-cancelable open purchase orders for inventory we are obligated to purchase, where demand has been reduced, may be reserved. Reserves for open purchase orders where the market price is lower than the purchase order price are also established.
Amortization of Completed Masters. The Company amortizes its completed masters over the life of its licensing agreements, which is generally 7 years. If a product is not selling in sufficient quantities, management then writes down the asset to its estimated fair value and records the impairment as a current period expense.

Prepaid Production Costs. Prepaid production costs are stated at cost less accumulated amortization. The Company amortizes production costs using the individual film-forecast-computation method as required by Statement of Position 00-2, Accounting by Producers or Distributors of Films. Under this method, amortization is computed in the ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year (denominator).

Accounting Estimates. Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. In particular, there is significant judgment required for estimating future product sales for purposes of evaluating the realizability of prepaid royalty advances, prepaid production costs and completed masters. Each quarter, management compares current and historical product sales to potential customer orders and reviews the economic conditions of the industry. Management uses this comparison to estimate future product sales, determine the realizablity of prepaid royalty advances, prepaid production costs and completed masters, record asset impairments, recognize periodic costs and estimate fair values under SOP 00-2. By using this method, management’s historical estimates have accurately reflected the fair values of the prepaid royalty advances, prepaid production costs and completed masters without significant adjustments for impairments of assets. However, these estimates require significant judgment on the part of management and actual results could vary from the estimates that are made.

Income Taxes. We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), which is an asset and liability method of accounting that requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of accounting. In assessing whether deferred tax assets will be realized, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Common Stock Issued for Non-Cash Transactions. It is our policy to value stock issued for non-cash transactions, such as services, at the fair market value of the goods or services received or the consideration granted, whichever is more readily determinable, at the date the transaction is negotiated.

Royalty Advances. Royalty advances are stated at cost, less royalties earned by the licensor on sales from the license agreement. We periodically analyze license agreements and if a product is not selling in sufficient quantities, we record an impairment expense in the amount of the estimated unrecoverable advance royalty as a current period expense.

Results of Operations

Selected Statement Of Operations Data

Summarized in the table below is statement of operations data comparing the year ended December 31, 2004 with the year ended December 31, 2003:

	Year Ended:		Increase
	12/31/2004	12/31/2003	(Decrease)

Sales	$4,180,576	$3,745,297	$435,279
Product and Freight Costs	1,746,522	1,386,223	360,299
Percentage of Sales	42%	37%
All Other Operating Expenses	3,551,160	2,403,770	1,147,390
Operating Income (Loss)	(1,117,106)	(44,696)	(1,072,410)
Interest Expense	(150,824)	(132,695)	(18,129)
Income (Loss) Before Other Income	(1,267,930)	(177,391)	(1,090,539)
Other Income (Expense)	33,260	485,442	(452,182)
Income (Loss) Before Corporation
Income Taxes	(1,234,670)	308,051	(1,542,721)
Corporation Income Tax Benefit	800	800	0
Net Income (Loss)	($1,235,470)	$307,251	($1,542,721)
Net Income (Loss) Per Share
Basic and Diluted	($0.06)	$0.03	($0.09)

Sales

Our sales for the year ended December 31, 2004 were $4,180,576, as compared to sales of $3,745,297 for the year ended December 31, 2003, a 12% increase. This increase for the year ended December 31, 2004 is primarily attributable to the increase in the number of units we sold. The number of units we sold increased due to a single large order from Dollar Tree Stores, Inc. This order is not recurring. Aside from the significant discount we gave to Dollar Tree Stores, Inc. due to the size of the order, we stopped discounting prices of our products to our distributors. The addition of popular music concert DVDs to our product offerings contributed only $57,717 to the overall increase in our revenues. We expect sales from the production of live concerts to grow as we expand this segment of our business.

Product and Freight Costs

Our product and freight costs for the year ended December 31, 2004 were $1,746,522 or 42% of sales, as compared to $1,386,223 or 37% of sales for the year ended December 31, 2003. The 5% increase in product and freight costs as a percentage of sales for the year ended December 31, 2004 was partially attributable to the unique, significant discount we provided to Dollar Tree Stores Inc. because of the significant size of the order and was partially attributable to a change in our product sales mix in that a greater portion of our sales for the year ended December 31, 2004 was comprised of our anime products, which carry a lower overall gross profit percentage than our other products.

Royalties, Selling, General and Administrative Expenses

Summarized in the table below are royalties, selling, consulting and general and administrative expenses comparing the year ended December 31, 2004 with the year ended December 31, 2003:

	Year Ended:		Increase
	12/31/2004	12/31/2003	(Decrease)

Royalty Expenses	$337,101	$305,160	$31,991

Selling Expenses
Credit Card Fees	$39,564	$41,209	$(1,645)
Salaries, Wages and Payroll Taxes	88,910	93,776	(4,866)
Other Selling Expenses	16,403	10,842	5,561
	$144,877	$145,827	$(950)

Consulting Expenses	$564,820	$145,634	$419,186

General and Administrative Expenses
Bad Debts	76,250	32,477	43,773
Automobile Expenses	39,283	73,239	(33,956)
Bank and Credit Card Fees	41,060	43,269	(2,209)
Travel Expenses	45,187	22,218	22,969
Internet and Web Development	36,934	20,794	16,140
Telephone and Utility Expense	63,532	46,906	16,626
Accounting Fees	73,425	84,023	(10,598)
Promotion and Public Relations	106,603	3,172	103,431
Rent	109,342	109,471	(129)
Insurance	155,877	111,187	44,690
Legal Fees	275,492	111,689	163,803
Amortization and Depreciation	105,020	98,868	6,152
Salaries, Wages and Payroll Taxes	1,189,418	949,109	240,309
Other General and Administrative Expenses	186,939	100,727	86,212
	$2,504,362	$1,807,149	$697,213

The increase of royalty expenses incurred during the year ended December 31, 2004 is the result of a litigation settlement in the amount of $125,000 that is a one time occurrence. This increase was offset by fewer product sales that directly effect the amount of royalty expense. Also, during the three months ended December 31, 2004 we cancelled a contract for the sale of licensing rights and reversed a $52,000 royalty expense previously recorded.

The consulting expenses incurred during the year ended December 31, 2004 resulted in an increase, to $564,820, in consulting expenses paid during the year ended December 31, 2004 as compared to consulting expenses of $145,634 paid during the year ended December 31, 2003. This related to our retention of several consultants to assist us in developing a business plan, promoting our products, acquiring performers for musical concerts and maintaining investor relations. We do not expect these expenses to continue at these levels in the future.

The change in our other general and administrative expenses for the year ended December 31, 2004 was an increase of $697,213 or 39% in general and administrative expenses to $2,504,362. The $697,213 increase in general and administrative expenses is principally attributable to an increase in the amount of $103,431 in promotion and public relations expenses, an increase in the amount of $163,803 in legal fees and an increase of $240,309 in salaries, wages and payroll taxes.

The legal fees paid for the year ended December 31, 2004 primarily related to litigation costs, the preparation of documents relating to an offering of our securities and the preparation of production agreements relating to the production and filming of popular music concerts. Legal fees are also incurred on an on-going basis for preparation of the reports we file with the Securities and Exchange Commission.

The increase in salaries and wages for the year ended December 31, 2004 is primarily attributable to the fact that we hired an in-house MIS specialist to manage our Internet and web hosting needs, and to a salary increase given to our President. We expect these expenses to remain constant from this period forward.

The increase in our promotion and public relations expense for the year ended December 31, 2004 was incurred in connection with our efforts to promote our business and to develop a positive corporate image in our industry. For the foreseeable future we do not intend to engage promotional or public relations expenses, therefore, these expenses will not recur.

Interest Expense

Interest expense for the year ended December 31, 2004 was $150,824 as compared to $132,695 for the year ended December 31, 2003. This increase of $18,129 or 14% is the result of the overall increase in the prime interest rate, which increases the rate of interest that accrues on the Small Business Administration loan we have through Comerica Bank.

Other Income (Expense)

Summarized in the table below is other income or loss comparing the year ended December 31, 2004 with the year ended December 31, 2003:

	Year Ended:		Increase
	12/31/2004	12/31/2003	(Decrease)

Cost Recovery, KSS Contract	$--	$320,394	$(320,394)
Lawsuit Settlement	25,000	0	25,000
Loss on Disposal of Asset	0	(4,820)	4,820
Cancellation of Debt	8,260	169,868	(161,608)
Total Other Income	$33,260	$485,442	$(452,182)

The category, "Cost Recovery, KSS Contract" relates to our licensing agreement with KSS Inc., a supplier. We license certain digital masters from KSS Inc. and we are permitted to recover from KSS Inc. any costs we incur for developing the DVD masters, advertising and related costs. No costs relating to this licensing agreement were recovered during the year ended December 31, 2004 and we do not expect to recover any further costs in the future. During the year ended December 31, 2004, we accepted $25,000 in settlement of an action we brought against a consultant for breach of contract and we agreed to pay $125,000 to settle a dispute for alleged unpaid royalties with the licensor of certain music included in our karaoke products. The cancellation of debt during the year ended December 31, 2003 in the amount of $169,868 resulted from our negotiation of a reduction in our accounts and notes payable.

Net Income (Loss)

For the year ended December 31, 2004, we recorded a net loss of $1,235,470 as compared to net income of $307,251 for the year ended December 31, 2003. The decrease in net income of $1,542,721 is principally attributable to an increase of $419,186 in consulting expenses and an increase of $735,508 in general and administrative expenses and was partially offset by an increase of $127,346 in our gross profit. In the year ended December 31, 2003, we also benefited from $485,422 of other income as a result of the $320,394 cost recovery from KSS Inc. and $169,868 from cancellation of debt. Neither of these events reoccurred in the year ended December 31, 2004 and are not expected to reoccur in the future.

Liquidity and Capital Resources

To date, we have financed our operations with cash from our operating activities, a bank line of credit, a loan from the Small Business Administration, various loans from individuals, cash raised through the offerings of our securities or the exercise of options or warrants, and the issuance of our securities to various consultants in payment for the provision of their services or to other creditors in satisfaction of our indebtedness to them.

On February 2, 2004 and again on February 27, 2004, we completed a private sale of units to accredited investors. The units consisted of one share of common stock and a warrant to purchase two shares of common stock. Through these offerings, we raised a total of $750,000 and $1,750,000 in gross proceeds, respectively. The price per unit was $0.40 and the warrant conversion price is $0.75. We received net proceeds totaling $2,252,000 from these sales after costs and fees.

In September 2003 we borrowed $360,000 from our Chief Executive Officer, President and significant shareholder, Mr. Lee Kasper and a total of $100,000 from trusts created for the benefit of his children. All of these loans had a term of one year and bore simple interest at the rate of 10%. We repaid these loans with part of the proceeds we received from the financing we undertook in February 2004.

In February 2003 Mr. Kasper received a personal loan in the amount of $500,000. The interest rate on the loan is 3% and the loan is scheduled to be repaid over 36 months. Mr. Kasper loaned these funds to us on identical terms. We used these funds to expand our library of anime titles.

In August 1998 we entered into an agreement with Ritek Corporation whereby we received an advance in the amount of $400,000 against royalties to be earned through the sale of the children's game, "Shadoan". We also agreed to pay simple interest of 8.5% per year on the advance amount. We used this money to acquire the license for the game as well as for working capital. As consideration for the advance, we agreed that, so long as the advance amount was outstanding, our ownership of the license to the game would be shared equally with Ritek Corporation. We further agreed to retain the services of Ritek Corporation to replicate the game, at a per disc price that was competitive in our industry. Ritek Corporation agreed that we could repay the advance by paying a per-disc charge of $2 over the replication price. If we fail to make payments in accordance with our agreement, Ritek Corporation is entitled to give us notice of default. If we fail to pay the principal amount within 10 days after we receive the notice, we are required to forfeit our ownership rights in the license to Ritek Corporation. We have derived minimal revenues from the game and we have not repaid the advance in accordance with our agreement. As of December 31, 2004, the unpaid balance of the advance was $400,000. We failed to pay all of the interest that accrued during the past two fiscal years, and we have recorded a liability for unpaid interest totaling $99,165 as of December 31, 2004. Ritek Corporation has not given us notice of default and has not asked us to transfer our rights to the license. If we were required to transfer our license to the game to Ritek Corporation, it would not have a significant impact on our revenues or the results of our operations.

Sources And Uses Of Cash

Summarized in the table below is information derived from our statements of cash flow comparing the year ended December 31, 2004 with the year ended December 31, 2003:

	Year Ended:		Increase
Net Cash Provided (Used) By:	12/31/2004	12/31/2003	(Decrease)

Operating Activities	($1,178,449)	($ 130,945)	($1,047,504)
Investing Activities	(283,851)	(327,013)	43,162
Financing Activities	1,431,473	479,548	951,925
Net Increase (Decrease) in Cash	($ 30,827)	$21,590	($ 52,417)

Operating Activities

During the year ended December 31, 2004, our net loss was $1,235,470. This included non-cash items of depreciation in the amount of $354,234, allowances in the amount of $3,267 and payment of consulting fees and services with common stock in the amount of $951,072. Cash was provided from operations by the decrease of receivables in the amount of $100,503, the decrease in prepaid consulting expense in the amount of $44,000 and the increase in accounts payable and accruals in the amount of $1,011,607. We used the cash provided from operations, along with cash provided from the issuance of our securities, to acquire rights to DVD entertainment products through royalty advances totaling $1,722,591, to fund an increase in our inventories of $289,040 and reimbursable production costs of $404,890.

During the year ended December 31, 2003, our net income was $307,251. This included non-cash items of depreciation in the amount of $316,649, cost recovery from the KSS Inc. contract in the amount of $320,394, cancellation of debt in the amount of $169,868 and payment of consulting fees and services with securities in the amount of $226,966. Additional cash was provided from operations by the reduction of inventory and a corporation income tax refund. We used cash in operations to increase receivables by $143,877, to acquire rights to DVD entertainment products through royalty advances in the amount of $178,475, and to reduce accounts payable and accruals by $462,688.

Investing Activities

During the year ended December 31, 2004, we used $283,851 for the purchases of property and equipment as compared to our use of $327,013 in the year ended December 31, 2003 for the same purpose.

Financing Activities

Financing activities for the year ended December 31, 2004, provided net cash of $1,431,473. The primary source of cash consisted of net proceeds in the amount of $2,252,000 we received from the issuance of our securities. We also had a bank overdraft of $42,733 at December 31, 2004. A portion of the offering proceeds were used to reduce our notes payable and capital leases by $880,910.

Financing activities for the year ended December 31, 2003 provided net cash of $479,548. The primary source of this cash was a loan in the amount of $500,000 obtained from our Chief Executive Officer and President, Lee Kasper. Mr. Kasper obtained the loan from Skura Intercontinental Trading Company and loaned the proceeds to us on terms identical to those he had received. We also received $150,000 from the issuance of common stock. Proceeds from these financing activities were used to repay $570,452 of our notes payable and capital leases.

Commitments For Capital Expenditures

As of December 31, 2004, we had no commitments for capital expenditures.

Going Concern

The financial statements included in this annual report are presented on a "going concern" basis. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. Our auditors have indicated that the following factors raise substantial doubt as to our ability to continue as a going concern:

o	we have an accumulated a deficit of $1,814,974 since inception;

o	we have a working capital deficit of $1,260,575; and

o	we have begun producing music concerts which require a substantial investment of cash but have not, to date, generated substantial revenues for us.

We believe that the following will help to eliminate these deficits:

o	We have negotiated an agreement with our legal services provider that will help us contain the costs for these services and we have eliminated public relations expenses for the immediate future;

o
We released our first live music concert DVD in November of 2004 and we have scheduled for release in 2005 four additional DVDs that we believe will increase the revenue stream from this business segment; and

o	We intend to continue negotiating with major artists for the exclusive rights to produce and distribute their live music concerts worldwide.

Off-Balance Sheet Arrangements

There are no guarantees, commitments, lease and debt agreements or other agreements that could trigger an adverse change in our credit rating, earnings, cash flows or stock price, including requirements to perform under standby agreements.

Capital Requirements And Available Capital Resources

Our capital requirements, particularly as they relate to the production of popular music concerts, have been and will continue to be significant. Our primary use of cash consists of licensing and royalty costs ranging from 20% to 30%, production of live music concerts and general operating costs. Our future cash requirements and the adequacy of available funds will depend on many factors, including the pace at which we expand our production of popular music concerts, our ability to negotiate favorable production agreements with the artists whose concerts we film, whether our popular music concerts generate significant revenues, the general state of the economy, which impacts the amount of money that may be spent for entertainment and the continued popularity of anime and our general film library, from which we expect to continue to derive revenues.

As of December 31, 2004 we had available $0 of cash on hand and $1,260,575 of a working capital deficit. Cash generated by our current operations is not sufficient to continue our business for the next twelve months. We may need additional financing during the next 12 months to produce music videos and to pay our costs and expenses, if they stay at current levels. To the extent it becomes necessary to raise additional cash in the future, we will seek to raise it through the public or private sale of debt or equity securities, funding from joint-venture or strategic partners, debt financing or short-term loans, or a combination of the foregoing. We may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. We currently do not have any binding commitments for, or readily available sources of, additional financing. We cannot give you any assurance that we will be able to secure the additional cash or working capital we may require to continue our operations.

Factors Affecting Business, Operating Results and Financial Condition

An investment in our securities is very speculative and involves a high degree of risk

We have begun producing and filming popular music concerts. We are not certain that this activity will be profitable.

During the 2004 fiscal year we shifted the emphasis of our business from licensing and selling to distributors general entertainment products to producing, filming and selling to distributors popular music concerts. We have stopped selling karaoke products and we do not intend to license new film products. The shift in emphasis to producing, filming and distributing popular music concerts and, whenever possible, obtaining the broadcast rights for them, will be more expensive than licensing and distributing general entertainment products, and the time between our expenditure of funds and receipt of revenues will be longer. Furthermore, our filmed concert programming may not ultimately be as desirable to our customers as we would hope, which would lead to lower than expected sales, decreased profit margins or losses. We do not know if this new venture will be profitable.

We will continue to need money to produce and film music concerts and we are not sure we can obtain additional financing. If we cannot obtain additional financing, it will adversely affect our business and results of operations.

The production, filming and selling to distributors of concert DVDs requires a significant outlay of capital.

It is unlikely that we will be able to continue to produce and sell to distributors music concerts without additional financing. In the past, we have borrowed money from Lee Kasper, our Chief Executive Officer and President and a significant shareholder, and sold our securities to raise money. Currently, we have no commitments for additional financing. To the extent that we need more money to continue our production of music concerts, we cannot assure you that funds will be available to us on favorable terms, or at all. To the extent that additional money is raised through the sale of our securities, the issuance of those securities could result in dilution to our shareholders. The unavailability of funds could have a material adverse effect on our ability to continue our concert production work, which will adversely affect our business and results of operations.

We may be unable to continue as a going concern.

Our independent auditor has noted in its report concerning our financial statements as of December 31, 2004 that we have incurred significant operating losses and that we have negative working capital.

The home entertainment industry is intensely competitive. We cannot guarantee you that we can compete successfully.

The home entertainment industry is intensely competitive. Our competitors include both major motion picture studios and music labels that are much larger than we are and have far greater name recognition and financial resources than we have as well as smaller, independent companies that seek to create niche markets.

Decreasing retail prices for DVDs may negatively impact our revenues.

The home entertainment programming market in which we compete is rapidly evolving and intensely competitive. Many of our competitors, including major studios, are increasingly offering programming, particularly DVD programming, at lower prices. They may be able to produce or secure programming on more favorable terms and may be able to adopt more aggressive pricing policies. The industry trend of lowering prices may, over time, lead to higher levels of competition and, therefore, lost sales, decreased profit margins or decreased overall revenues.

If music entertainment programming cannot compete successfully in the home entertainment industry, our business may be adversely affected.

While we have decided to enter the music entertainment market, we cannot assure you that the music industry in general will continue to prosper or that music entertainment programming will compete successfully against other home entertainment programming. If music programming cannot compete successfully in the home entertainment market, our business will be adversely affected.

Inventory obsolescence poses a significant risk to us.

We maintain a substantial investment in product inventory and if we overestimate the demand for a particular title, we may retain significant quantities of that title in our warehouse. Retained inventory may become obsolete as our distribution term for the title expires. Although we may sell such inventory at a steeply discounted price toward the end of the distribution term in order to recoup our manufacturing, storage and other costs, there is no guarantee that a market will exist for a given title, even at the steeply discounted price.

Our success depends on the unpredictable commercial success of our programming.

Operating in the entertainment industry involves a substantial degree of risk. Each music video, feature film or other programming title is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. The commercial success of a title also depends upon the quality and acceptance of other competing programs or titles released into the marketplace, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, all of which are subject to change and cannot be predicted with certainty. Our success will depend in part on the popularity of our programming which, in turn, depends on our ability to gauge and predict expected popularity.

The market in which we do business may change, decreasing the demand for our products. If the demand for our products declines, our business and results of operations may be adversely affected.

The majority of our revenues are still derived from sales of our DVD products. Our DVD products compete with pay-per-view cable television systems, in which cable television subscribers pay a fee to see a movie or other program selected by the subscriber. Existing pay-per-view services offer a limited number of channels and programs and are generally available only to households with a converter to unscramble incoming signals. Recently developed technologies, however, permit certain cable companies, direct broadcast satellite companies, telephone companies and other telecommunications companies to transmit a much greater number of movies to homes in more markets. Ultimately, further improvements in these technologies or the development of other technologies, such as Internet-TV, could lead to the availability of a broad selection of movies or music videos to consumers on demand at low prices, which could substantially decrease the demand for DVD-video purchases or rentals. This could have a material adverse effect on our financial condition and results of operations.

We could become involved in litigation over our rights to use our products, or the rights of others to use our products. Resolution of any such litigation could be time consuming and costly, which may have a material adverse affect on our operations and financial position.

We are not aware that any of our products infringe the proprietary rights of third parties, and we are not currently engaged in any material intellectual property litigation or proceedings. Nonetheless, we cannot assure you that we will not become the subject of infringement claims or legal proceedings by third parties with respect to our current or future products. In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights, or to establish the validity of our proprietary rights. Any such claims could be time-consuming, divert management from our daily operations, result in litigation, cause product shipment delays or lead us to enter into royalty or licensing agreements rather than disputing the merits of such claims. Moreover, an adverse outcome in litigation or a similar adversarial proceedings could subject us to significant liabilities to third parties, require the expenditure of significant resources to develop non-infringing products, require disputed rights to be licensed from others or require us to cease the marketing or use of certain products, any of which could have a material adverse effect on our business and operating results.

Government regulations could adversely effect that portion of our business that relates to late night programming. If we were prohibited from disseminating late night programming, it would have a material adverse effect on our results of operations.

During 2004 approximately 6.68% of our sales were from late night programming, that is, programming that includes sexually explicit content which is made to be viewed solely by adults. If we include hentai in the category of late night programming, then approximately 66.03% of our sales would fall into this category.

Although the right to create material containing sexually explicit content is protected by the First and Fourteenth Amendments to the United States Constitution, the First and Fourteenth Amendments do not protect the dissemination of this material. Several states and communities in which our products are distributed have enacted laws regulating the distribution of such programming, with some offenses designated as misdemeanors and others as felonies. The consequences for violating the state statutes are as varied as the number of states enacting them. Similarly, there is a federal prohibition with respect to the dissemination of late night programming, and the potential penalties for individuals (including corporate directors and officers) violating these federal laws include fines, community service, probation, forfeiture of assets and incarceration. While we undertake to restrict the distribution of our products in order to comply with all applicable statutes and regulations, we cannot assure you that our efforts will be successful and that we will always be in compliance. If we are accused of failing to comply, we may incur substantial legal costs to defend the action, management will likely be diverted from its routine activities to assist with preparing the defense, and we could incur significant fines or penalties if we fail to prevail in our defense.

Furthermore, because of the adult content of some of our products, many people may regard our business as unwholesome. Federal, state and municipal governments, along with various religious and children's advocacy groups, consistently propose and pass new legislation aimed at restricting provision of, access to, and content of late night entertainment. These groups also may file lawsuits against providers of late night entertainment, encourage boycotts against such providers, and mount negative publicity. We cannot assure you that our products will not be subject to successful legal challenges in the future.

If we lost the ability to sell our hentai and late night products, or if our ability to sell these products was substantially curtailed, it would have a material adverse affect on our business and operating results.

We are dependent for our success on a few employees. The loss of one or more of these employees could have an adverse effect on our operations.

Our future success will depend, to a significant degree, on the continued services of our executive officers and other key personnel, particularly our founder, Mr. Lee Kasper, and our Vice President, Mr. Joseph Giarmo. The loss of Mr. Kasper's or Mr. Giarmo's services would have a material adverse effect on our business and operations.

ITEM 7. FINANCIAL STATEMENTS

The financial statements, together with the independent auditors' report thereon, appear beginning on page F-1 of this report.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 8A. CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of our management, including our President and Chief Executive Officer (who is also our Chief Financial Officer) of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. The evaluation was undertaken in consultation with our accounting personnel. Based on that evaluation, the President and Chief Executive Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation.

ITEM 8B. OTHER INFORMATION

Not applicable.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT

Identification of Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers.

Name	Age	Position

Lee Kasper	59	Chief Executive Officer, President, Chief Financial Officer, Director
Joseph Giarmo	36	Vice President, Director
Yegia Eli Aramyan	52	Accountant, Director
Jay S. Hergott	58	Director

There are no family relationships among any of the directors or officers of the Company.

Business Experience

Lee Kasper. President, Chief Executive Officer, Chief Financial Officer, founder and director. Mr. Kasper began his career in the entertainment industry in 1982 by co-founding Image Entertainment, a publicly traded company. Image Entertainment distributes video programming on laserdisc and DVD. During his years with Image Entertainment, Mr. Kasper was a director as well as the Executive Vice President. He was responsible for business development as well as for licensing, manufacturing, and product fulfillment. His major accomplishments while he was at Image Entertainment included building a team of international manufacturers, acting as primary negotiator of licensing agreements with over one hundred studios, developing sales relationships with major retailers and raising over $6,000,000 from Mitsubishi and Mitsui. When Mr. Kasper left Image Entertainment in 1993, its annual sales had grown to $60,000,000. Mr. Kasper left Image Entertainment to found NuTech Entertainment, Inc., a producer of karaoke music software, which is now included in the operations of NuTech. In 1997 Mr. Kasper formed NuTech for the purpose of licensing, manufacturing and distributing DVD products worldwide. Mr. Kasper has been a director since our inception.

Joseph Giarmo. Vice-President and director. Mr. Giarmo joined us as Vice President on December 1, 1998. Since that time, he has developed numerous DVD product lines, award nominated productions and e-commerce Web sites. Mr. Giarmo is in charge of production of our products, and has been personally responsible for the production of our anime products. We received the AVN 2002 Award for best DVD menus primarily as a result of Mr. Giarmo's efforts. Prior to joining NuTech, Mr. Giarmo was employed by Metro Global Media, Inc. ("Metro"). Mr. Giarmo joined Metro in September 1995 as a CD-Rom Specialist, creating interactive games and developing products based on Mac/PC formats. In 1996 Mr. Giarmo was promoted to Managing Director after launching and marketing various award winning product lines. In 1997 Mr. Giarmo was promoted to Vice President, Product Development. During his last year with Metro, Mr. Giarmo created the first true perspective multi-angle DVD. From 1988 until he joined Metro, Mr. Giarmo was employed by the company he founded, Compu-Doc, a computer service company that provided services primarily to military and educational facilities. Working closely with state educational facilities, Mr. Giarmo became a licensed authorized service center for IBM, HP, Digital and Zenith data systems, among others. After becoming one of the largest service centers for Zenith data systems, and earning Factory Service Status, Compu-Doc eventually became the sole provider of all service for the tri-state military installations. Compu-Doc opened a retail division in 1992, the focus of which was custom-built, high performance computer systems. Mr. Giarmo has been a director of NuTech since May 2001.

Yegia Eli Aramyan. Accountant and director. Mr. Aramyan joined NuTech in 2001 as an accountant, responsible for maintaining our general ledger, preparing financial statements, undertaking internal auditing and working with our independent auditors on our financial statement preparation. Prior to joining NuTech, Mr. Aramyan worked for 20 years as Group Controller and Accounting Manager for various companies in an investment group, including Morfi International and Sobleski USA. His responsibilities included budgeting, control, tax, audit, consolidations and general ledger and supporting work. On a consulting basis, Mr. Aramyan has worked for a number of high technology firms, performing accounting and implementing information systems. Mr. Aramyan earned his Bachelor of Arts and Masters of Arts degrees in Economics and Finance from the University of Armenia. Mr. Aramyan became a director in June 2002.

Jay S. Hergott, director. Mr. Hergott was appointed to the Company's Board of Directors in March 2003. Mr. Hergott is a practicing attorney and has been a member of the Illinois Bar Association since 1973 and a member of the California Bar Association since 1976. In 1985 he founded, and is the President of, Castlewood Development Company, a real estate development and residential construction firm which is located in Northbrook, Illinois. From 1977 to 1981 Mr. Hergott was a member of the Midwest Stock Exchange and since 1976 he has been a member of the Chicago Board Options Exchange. Mr. Hergott received his B.A. degree in Government from Southern Illinois University in 1969 and his Juris Doctor from the Illinois Institute of Technology in 1972.

We do not have an audit committee and no individual on our Board of Directors possesses all of the attributes of an audit committee financial expert and no one on our Board of Directors is deemed to be an audit committee financial expert. In forming our Board of Directors, we sought out individuals who would be able to guide our operations based on their business experience, both past and present, or their education. Responsibility for our operations is centralized within management, which is comprised of three people. We rely on the assistance of others, such as our accountant, to help us with the preparation of our financial information. We recognize that having a person who possesses all of the attributes of an audit committee financial expert would be a valuable addition to our Board of Directors, however, we are not, at this time, able to compensate such a person therefore, we may find it difficult to attract such a candidate.

There have been no material changes to the procedures by which shareholders may recommend nominees to our Board of Directors, as described in our last proxy statement.

Director Compensation

All of our directors are also our employees. Our bylaws permit us to compensate our directors upon resolution by the Board of Directors. The Board of Directors has agreed to pay to Mr. Jay S. Hergott, for his services as a director, the sum of $10,000 per year. Our remaining three directors do not receive separate compensation for these services.

Term of Office

The directors named above will serve until the next annual meeting of our shareholders. Absent an employment agreement, officers hold their positions at the pleasure of the Board of Directors.

Code of Ethics

On February 13, 2004 our Board of Directors adopted a Code of Business Conduct and Ethics that applies to all of our officers, directors and employees.

Compliance With Section 16(a) of Exchange Act

Section 16(a) of the Securities Exchange Act requires our directors, executive officers and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership of our common stock with the Securities and Exchange Commission. Directors, executive officers and persons who own more than 10% of our common stock are required by Securities and Exchange Commission regulations to furnish to us copies of all Section 16(a) forms they file.

To our knowledge, based solely upon review of the copies of such reports received or written representations from the reporting persons, we believe that during our 2004 fiscal year our directors, executive officers and persons who own more than 10% of our common stock complied with all Section 16(a) filing requirements with the exception of the following:

Name of Filer	Form	Description

Lee Kasper	4	Filed a form 4 reporting the purchase of 200 shares of common stock on January 5, 2004 instead of January 4, 2004.
	4	On January 23, 2004 filed a form 4 disclosing the termination on December 15, 2003 of an option to purchase
500,000 and the acquisition of an option to purchase 500,000 shares on January 9, 2004.
	4	On April 16, 2004 reported the transfer of 76,822 shares of common stock for no consideration to consultants for services performed for us.
4
On April 16, 2004 incorrectly reported the grant of an option to purchase 2,000,000 shares of common stock. This grant was subsequently made on June 18, 2004. No form 4 has been filed disclosing that grant.

Joseph Giarmo	4	On January 23, 2004 filed a form 4 disclosing the termination on December 15, 2003 of an option to purchase 300,000 and the acquisition of an option to purchase 100,000 shares on January 9, 2004.
4
On April 16, 2004 incorrectly reported the grant of an option to purchase 300,000 shares of common stock. This grant was subsequently made on June 18, 2004. No form 4 has been filed disclosing that grant.

	4	On September 1, 2004 an option to purchase 1,000,000 shares of common stock was granted to Mr. Giarmo. A form 4 has not been filed disclosing that grant.
	4 and 5	On April 6, 2004 file a form 5 disclosing the sale of 5,250 shares of common stock on December 8, 2003.
Jay S. Hergott	4	On March 9, 2004 reported the acquisition of 35,000 shares of common stock on January 22, 2004.
	4	On March 9, 2004 reported the acquisition, on February 17, 2004, of 62,500 shares of common stock and a warrant to purchase an additional 125,000 shares of common stock.
	4	On September 1, 2004 Mr. Hergott was granted an option to purchase 40,000 shares of common stock. No form 4 has been filed disclosing the grant.
	4	On December 6, 2004 Mr. Hergott was granted an option to purchase 30,000 shares of common stock. No form 4 has been filed disclosing the grant.
Yegia Eli Aramyan	4
On April 16, 2004 incorrectly reported the grant of an option to purchase 75,000 shares of common stock. A grant for 100,000 shares was subsequently made on June 18, 2004. No form 4 has been filed disclosing that grant.

	4 and 5	On February 17, 2004 filed a form 5 disclosing the termination on December 15, 2003 of an option to purchase 70,000 shares of common stock.

ITEM 10. EXECUTIVE COMPENSATION

During the 2004 fiscal year, Mr. Lee Kasper, our Chief Executive Officer and President, and Mr. Joseph Giarmo, our Vice President, were the only executive officers receiving compensation of at least $100,000 per year. The following table sets forth information as to the compensation paid or accrued to Mr. Kasper and Mr. Giarmo, as well as to compensation paid to our director, Mr. Jay Hergott, for his services as a director, and to Mr. Yegia Eli Aramyan, another of our directors, for his services as an employee, for the three years ended December 31, 2004, December 31, 2003 and December 31, 2002:

SUMMARY COMPENSATION TABLE

				Securities
				Underlying	All Other
		Salary	Bonus	Options/	Compensation
Name and Principal Position	Year	($)	($)	SARs(1)	($)

Lee Kasper,	2004	$497,308(1)	--	500,000(3)	--
President, CFO	2003	$3,077	--	700,000	$39,600(8)
President, CFO	2002	$410,769(2)	--	500,000(4)	$39,600(8)

Joseph Giarmo,	2004	$136,779	--	1,400,000(5)
Director,	2003	$128,349	--	350,000	$12,750(9)
Vice President, Secretary	2002	$159,228	--	300,000(4)

Jay S. Hergott	2004	$10,000	--	70,000(6)	$37,450(10)
Director	2003	$10,000	--	25,000	--
	2002	$5,000	--	--	--

Yegia Eli Aramyan	2004	$65,308	$5,000	150,000(7)
Director, Accountant	2003	$62,838	--	200,000
	2002	$56,461	$750	75,000(4)

(1)	Of the amount shown as compensation paid to Mr. Kasper in 2004, the payment of $115,385 has been accrued but unpaid.
(2)	Of the amount shown as compensation paid to Mr. Kasper in 2002, the payment of $41,538 was deferred at Mr. Kasper's election. This amount was paid in the 2003 fiscal year.
(3)
Mr. Kasper was granted two options during the 2004 fiscal year. The first option, for 500,000 shares of common stock, was granted on January 9, 2004 at an exercise price of $0.66 per share. The second option was an option for 2,000,000 shares of common stock granted to Mr. Kasper on June 18, 2004. The right to purchase the shares vested on the attainment of certain performance targets during the 2004 fiscal year. Mr. Kasper is able to exercise the option for a total of 500,000 shares. The exercise price of the option is $0.385 per share.

(4)	This option grant was cancelled, without exercise, on December 15, 2003.
(5)
Mr. Giarmo was granted three options during the 2004 fiscal year. The first option, for 100,000 shares of common stock, was granted on January 9, 2004 at an exercise price of $0.60 per share. The second option was an option for 300,000 shares of common stock granted to Mr. Giarmo on June 18, 2004. Of this amount, the right to purchase 150,000 shares vested immediately and the balance vested on the attainment of certain performance targets during the 2004 fiscal year. Mr. Giarmo is able to exercise the option for a total of 200,000 shares. The exercise price is $0.35 per share. The third option, granting to Mr. Giarmo the right to purchase 1,000,000 shares of common stock, was granted on September 1, 2004. The exercise price for the option is $0.26 per share. The right to purchase 500,000 shares vested on the date of grant and the right to purchase 500,000 shares vested on October 1, 2004.

(6)
Mr. Hergott was granted two options during the 2004 fiscal year. The first option, for 40,000 shares of common stock, was granted on September 1, 2004 at an exercise price of $0.26 per share. The second option, for 30,000 shares of common stock, was granted on December 6, 2004 at an exercise price of $0.27 per share. Mr. Hergott also received a grant of 35,000 shares of common stock on January 28, 2004.

(7)
Mr. Aramyan was granted two options during the 2004 fiscal year. The first option, for 100,000 shares of common stock, was granted on June 18, 2004 at an exercise price of $0.35 per share. The second option, for 50,000 shares of common stock, was granted to Mr. Aramyan on December 6, 2004. The exercise price is $0.27 per share.

(8)	These amounts represent expenses paid in connection with Mr. Kasper's automobile.
(9)
This amount constitutes payments made to Mr. Giarmo pursuant to a joint venture agreement he entered into with us whereby he advanced funds in the amount of $60,000 for the acquisition of licensing rights to certain anime products. Mr. Giarmo is repaid at the rate of $0.25 for each unit of the product sold. This agreement will terminate once Mr. Giarmo is paid a total of $120,000.

(10)	Represents the value, on January 28, 2004, of 35,000 shares of common stock granted to Mr. Hergott.

We do not have a long term incentive plan or arrangement of compensation with any individual in the group of officers and directors.

Employment Agreements

Our Board of Directors is currently considering an employment agreement for Mr. Lee Kasper. As of January 1, 2004, we have paid Mr. Kasper the salary required under the employment agreement, even though the Board of Directors has not yet approved the agreement.

Equity Incentive Plan

Our Board of Directors and our shareholders approved the NuTech Digital, Inc. 2001 Equity Incentive Plan which permits us to grant, for a ten year period, both stock purchase rights and stock options. We had originally reserved 3,500,000 shares of our common stock for issuance to our directors, employees and consultants under the Plan. In January of each year we are permitted to increase the number of shares of common stock reserved for awards to an amount that does not exceed 30% of all of our issued and outstanding shares. On January 1, 2005, we were permitted to increase the number of shares of common stock reserved for awards by 551,352 shares, although we have not yet done so. The Plan is administered by the Board of Directors. As the administrator of the Plan, the Board of Directors has the authority and discretion, subject to the provisions of the Plan, to select persons to whom stock purchase rights or options will be granted, to designate the number of shares to be covered by each option or stock purchase right, to specify the type of consideration to be paid, and to establish all other terms and conditions of each option or stock purchase right. Options granted under the Plan will not have a term that exceeds ten years from date of grant. As of December 31, 2004, we granted options to purchase a total of 2,805,000 shares of our common stock under the Plan.

Individual Plans

On June 18, 2004 we also granted incentive stock options to Mr. Lee Kasper, Mr. Joseph Giarmo, Mr. Yegia Eli Aramyan and Mr. Jay Hergott. The options granted to Messrs. Giarmo, Aramyan and Hergott have an exercise price of $0.35 per share. The option granted to Mr. Kasper was granted at an exercise price of $0.385 per share. The options granted to Mr. Kasper and Mr. Giarmo were for 2,000,000 shares of common stock and 300,000 shares of common stock, respectively, and were performance based. The term of Mr. Kasper's option is five years, while the term of Mr. Giarmo's option is 10 years. Mr. Kasper's option vested as to 500,000 shares based on the completion of a performance target, while Mr. Giarmo's option vested as to 150,000 shares in recognition of past services and as to 50,000 shares based on the completion of a performance target. The grant made to Mr. Aramayan vested as to 25,000 shares on the date of grant. His right to purchase the remaining shares vests in increments of 25,000 shares over a three year period. The grant to Mr. Hergott was fully vested on the date of grant. On September 1, 2004 we granted an additional option to Mr. Giarmo to purchase 1,000,000 shares of our common stock at a price of $0.26 per share. All of the options granted under these individual plans were incentive stock options. All of the above-described options were approved by our stockholders at the annual meeting held on October 15, 2004.

The following tables set forth certain information concerning the granting and exercise of stock options during the last completed fiscal year by each of the named executive officers and our directors, Mr. Jay Hergott and Mr. Yegia Eli Aramyan, and the fiscal year-end value of unexercised options on an aggregated basis:

Option/SAR Grants for Last
Fiscal Year-Individual Grants(1)

	Number of	% of Total
	Securities	Options/SARs
	Underlying	Granted
	Options/SARs	to Employees in
Name	Granted (#)	Fiscal Year	Exercise Price ($/sh)	Expiration Date

Lee Kasper	500,000	8.5%	$0.66/share	January 9, 2009
	2,000,000	34.1%	$0.385/share	June 18, 2009

Joseph Giarmo	100,000	1.7%	$0.60/share	January 9, 2014
	300,000	5.1%	$0.35/share	June 18, 2014
	1,000,000	17.1%	$0.26/share	September 1, 2014

Jay S. Hergott	40,000	*	$0.26/share	September 9, 2014
	30,000	*	$0.27/share	December 6, 2009

Yegia Eli Aramyan	100,000	*	$0.35/share	June 18, 2014
	50,000	*	$0.27/share	December 6, 2009

*	Less than 1%.

Aggregated Option/SAR Exercises in Last Fiscal Year
And FY-End Option/SAR Values(1)

Value of
			Number of	Unexercised
			Unexercised	In-the-Money
			Options/SARs	Options/SARs
			at FY-End (#)	at FY-End ($)(2)
	Shares Acquired	Value Realized(1)	Unexercisable/	Unexercisable/
Name	on Exercise (#)	($)	Exercisable	Exercisable

Lee Kasper	-0-	-0-	0/700,000	$0/16,800
	-0-	-0-	0/500,000	N/A
	-0-	-0-	0/500,000	N/A

Joseph Giarmo	-0-	-0-	0/300,000	$0/12,000
	-0-	-0-	25,000/25,000	N/A
	-0-	-0-	0/100,000	N/A
	-0-	-0-	0/200,000	N/A
	-0-	-0-	0/1,000,000	N/A

Jay S. Hergott	-0-	-0-	0/25,000	$0/1,000
	-0-	-0-	0/40,000	N/A
	-0-	-0-	0/30,000	N/A

Yegia Eli Aramyan	-0-	-0-	0/100,000	$0/9,000
	-0-	-0-	0/100,000	N/A
	-0-	-0-	75,000/25,000	N/A
	-0-	-0-	0/50,000	N/A

(1)
Value realized is determined by calculating the difference between the aggregate exercise price of the options and the aggregate fair market value of the common stock on the date the options are exercised. The closing price of the common stock on December 31, 2004 was $0.20.

(2)
The value of unexercised options is determined by calculating the difference between the fair market value of the securities underlying the options at fiscal year end and the exercise price of the options.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 18, 2005, information regarding the beneficial ownership of our common stock with respect to each of our executive officers, each of our directors, each person known by us to own beneficially more than 5% of the common stock, and all of our directors and executive officers as a group. Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. The term "executive officer" is defined as the Chief Executive Officer/President, Chief Financial Officer and the Vice-President. Each individual or entity named has sole investment and voting power with respect to the shares of common stock indicated as beneficially owned by them, subject to community property laws, where applicable, except where otherwise noted.

Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of March 18, 2005 are considered outstanding and beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

		Number of
		Shares of
		Common Stock
		Beneficially	Percentage of
Title of Class of Security	Name and Address(1)	Owned(2)	Common Stock

Common Stock	Lee Kasper (3)(4)(5)	12,236,178(6)	45.78%
Common Stock	Joseph Giarmo (3)(4)	2,045,000(7)	8.64%
Common Stock	Yegia Eli Aramyan(4)	279,000(8)	1.25%
Common Stock	Jay S. Hergott(4)	317,500(9)	1.43%
All Officers, Directors and 5% Shareholders		9,715,678	46.6%

(1)	Unless otherwise indicated, the address of the persons named in this column is c/o NuTech Digital, Inc., 7900 Gloria Avenue, Van Nuys, California 91406.
(2)
Included in this calculation are shares deemed beneficially owned by virtue of the individual's right to acquire them within 60 days of the date of this report that would be required to be reported pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

(3)	Executive Officer.
(4)	Director.
(5)	5% Shareholder.
(6)
Includes shares of our common stock owned by Michele Kasper as her community property. Also includes the right to purchase 1,700,000 shares of our common stock upon the exercise of vested options, 3,000,000 shares of common stock upon exercise of a warrant and 100,000 shares of our common stock held by Mr. Kasper as custodian or trustee for his children.

(7)	Includes the right to purchase 1,650,000 shares of our common stock upon the exercise of vested options.
(8)	Includes the right to purchase 200,000 shares of our common stock upon the exercise of vested options.
(9)
Includes the right to purchase 95,000 shares of our common stock upon the exercise of vested options and the right to purchase 125,000 shares of our common stock pursuant to the terms of a warrant that was granted as part of a unit offering undertaken by us in February 2004. Stock owned by the Jay S. Hergott Revocable Trust is included in the number of shares of common stock reported as being beneficially owned by Mr. Hergott.

On May 15, 2001 our Board of Directors adopted and our shareholders approved the NuTech Digital, Inc. 2001 Equity Incentive Plan (the "Equity Incentive Plan"). The Equity Incentive Plan has a term of 10 years and is administered by our Board of Directors. Pursuant to the Equity Incentive Plan, the Board of Directors may grant to eligible persons, which include employees, officers, directors, consultants and agents, awards of options (which may be qualified or non-qualified) or common stock. 3,500,000 shares of our common stock were originally set aside for grants made under the Equity Incentive Plan. Pursuant to the terms of the Equity Incentive Plan, the number of shares available for issuance may be increased on the first day of each fiscal year by a number that will increase the total number of shares reserved to 30% of our issued and outstanding common stock. As of December 31, 2004, a total of 2,840,000 shares of the common stock included in the Equity Incentive Plan had been issued, or reserved for issuance, pursuant to awards. Of this amount, 2,805,000 shares have been reserved for option grants. Generally, the option terms extend for a period of 10 years from the date of grant, with the exception of options granted to our Chief Executive Officer and President, Mr. Lee Kasper, whose options will expire five years from the date of grant. The price for each share of common stock purchased pursuant to the options varies. With the exception of the exercise price of the options granted to Mr. Kasper, which equals 110% of the fair market value of our common stock on the date of grant, the exercise price per share for the options granted is generally the fair market value of our common stock on the date of grant. The following table sets forth, as of December 31, 2004, the number of securities to be issued upon exercise of outstanding options, the weighted average exercise price of the outstanding options and the number of securities remaining available for future issuance under the Equity Incentive Plan.

On July 11, 2003 our Board of Directors adopted the NuTech Digital, Inc. 2003 Consultant Stock Plan (the "Consultant Plan"). The Consultant Plan has not been approved by our shareholders. We have reserved 5,000,000 shares of our common stock to grant as awards under the Consultant Plan. As originally drafted, only shares of our common stock were permitted to be granted as awards to eligible persons, however the Board of Directors amended the Consultant Plan on February 13, 2004 to allow grants of stock options, also. Awards are granted to individuals who render bona fide services to us, so long as the services do not relate to capital raising or stock promotion activities. Like the Equity Incentive Plan, the Consultant Plan is administered by the Board of Directors. The term of the Consultant Plan is also 10 years. As of December 31, 2004, we had issued 2,602,500 shares of our common stock to various outside consultants. The exercise price of the options granted under the Consultant Plan during the 2004 fiscal year varied between fair market value on the date of grant and 85% of the fair market value on the date of grant. The following table sets forth, as of December 31, 2004, the number of securities to be issued upon exercise of outstanding options, the weighted average exercise price of the outstanding options and the number of securities remaining available for future issuance under the Consultant Plan.

We also adopted certain individual stock option plans during the 2004 fiscal year. On June 18, 2004 we granted incentive stock options to Mr. Lee Kasper, Mr. Joseph Giarmo, Mr. Yegia Eli Aramyan and Mr. Jay Hergott. The options granted to Messrs. Giarmo, Aramyan and Hergott have an exercise price of $0.35 per share. The option granted to Mr. Kasper was granted at an exercise price of $0.385 per share. The options granted to Mr. Kasper and Mr. Giarmo were for 2,000,000 shares of common stock and 300,000 shares of common stock, respectively, and were performance based. The term of Mr. Kasper's option is five years, while the term of Mr. Giarmo's option is 10 years. Mr. Kasper's option vested as to 500,000 shares based on the completion of a performance target, while Mr. Giarmo's option vested as to 150,000 shares in recognition of past services and as to 50,000 shares based on the completion of a performance target. The grant made to Mr. Aramayan vested as to 25,000 shares on the date of grant. His right to purchase the remaining shares vests in increments of 25,000 shares over a three year period. The grant to Mr. Hergott was fully vested on the date of grant. On September 1, 2004 we granted an additional option to Mr. Giarmo to purchase 1,000,000 shares of our common stock at a price of $0.26 per share. All of the options granted under these individual plans were incentive stock options. All of the above-described options were approved by our stockholders at the annual meeting held on October 15, 2004.

The following table illustrates, as of December 31, 2004, information relating to all of our equity compensation plans.

Equity Compensation Plan Information

Number of securities
remaining available for
	Number of securities to be		future issuance under the
	issued upon exercise of	Weighted average exercise	equity compensation plan
	outstanding options,	price of outstanding	(excluding securities
	warrants and rights	options warrants and rights	reflected in column (a)
Plan Category	(a)	(b)	(c)
Shareholder Approved/Equity Incentive Plan	3,435,000	$0.59	282,747(1)(2)
Shareholder Approved/Individual Option Grants	1,800,000	$0.31	0
Not Approved by Shareholders/Consultant Plan	0(3)	N/A	2,397,500(3)

(1)
Pursuant to the terms of the NuTech Digital, Inc. 2001 Equity Incentive Plan, awards may be granted for options (both incentive stock options and non-qualified stock options) and for restricted stock and stock bonuses.

(2)
The number of shares of common stock included in the NuTech Digital, Inc. 2001 Equity Incentive Plan may be increased on the first day of January of each year so that the total number of shares of all common stock available for awards shall equal 30% of our issued and outstanding shares, which is the maximum amount allowable under Regulation 260.140.45 of Title 10 of the California Code of Regulations. On January 1, 2004, we increased the number of shares of common stock by 252,747. As of January 1, 2005, we were permitted to increase the number of shares of common stock by 551,352, although we have not yet done so, and this number is not included in this column total.

(3)	As of December 31, 2004, no options had been granted from the NuTech Digital, Inc. 2003 Consultant Stock Plan, however, grants of 2,602,500 shares had been made.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In order to fund working capital requirements, we have from time to time borrowed money on an unsecured basis from persons who are executive officers, directors and/or beneficial holders of 5% or more of our common stock, or their affiliates. Our unpaid principal indebtedness to these persons is set forth below.

In October 2000, we received an unsecured loan in the amount of $100,000 from Mrs. Elynor Kasper, Mr. Lee Kasper's mother. Simple interest accrued on this loan at the rate of 10% per year. The unpaid principal balance of this loan was $60,000. This loan was paid in full in February 2004.

In May 2001, we obtained an unsecured loan from Brandon Kasper in the amount of $7,418, which accrued interest at the rate of 7% and was due to be paid on demand. Brandon Kasper is Mr. Lee Kasper's son. We paid this loan in full in April 2003.

In May 2001, we obtained an unsecured loan from Ryan Kasper in the amount of $7,467, which accrued interest at the rate of 7% and was due to be paid on demand. Ryan Kasper is Mr. Lee Kasper's son. We paid this loan in full in April 2003.

In May 2001, we obtained an unsecured loan from Jordan Kasper in the amount of $3,555, which accrued interest at the rate of 7% and was due to be paid on demand. Jordan Kasper is Mr. Lee Kasper's son. We paid this loan in full in April 2003.

On September 15, 2003 we received an unsecured loan from Mr. Lee Kasper in the amount of $300,000. The term of the loan was one year. Simple interest accrued on the unpaid principal at the rate of 10% per year. The loan was paid in full in February 2004.

On September 18, 2003 we received an unsecured loan from the Brandon G. Kasper Trust, a trust created for the benefit of Mr. Kasper's child. The amount of the loan was $33,334. The term of the loan was one year. Simple interest accrued on the unpaid principal at the rate of 10% per year. The loan was paid in full in February 2004.

On September 18, 2003 we received an unsecured loan from the Ryan S. Kasper Trust, a trust created for the benefit of Mr. Kasper's child. The amount of the loan was $33,333. The term of the loan was one year. Simple interest accrued on the unpaid principal at the rate of 10% per year. The loan was paid in full in February 2004.

On September 18, 2003 we received an unsecured loan from the Jordan M. Kasper Trust, a trust created for the benefit of Mr. Kasper's child. The amount of the loan was $33,333. The term of the loan was one year. Simple interest accrued on the unpaid principal at the rate of 10% per year. The loan was paid in full in February 2004.

On September 18, 2003 we receive an unsecured loan from Mr. Lee Kasper in the amount of $60,000. The term of the loan was one year. Simple interest accrued on the unpaid principal at the rate of 10% per year. The loan was paid in full in February 2004.

Aside from the foregoing loans, we have also entered into the following transactions with our President and Chief Executive Officer, Mr. Lee Kasper.

In July 2000, Mr. Kasper provided both his personal residence and his personal guaranty as security for a loan in the amount of $900,000 that we borrowed through the Small Business Administration. We make monthly payments of principal and interest in the amount of $6,414.

In March 2002, Mr. Kasper also agreed to personally guarantee our bank line of credit in the amount of $650,000. We breached certain covenants of the loan agreement and our lender, U.S. Bank, N.A. wanted us to repay the loan. On November 7, 2002, U.S. Bank, N.A. agreed to make a loan in the amount of $640,000 to Mr. Lee Kasper, who used the proceeds to pay-off our line of credit. The loan to Mr. Kasper requires 30 monthly payments of $21,333 plus interest at 3% over prime. We pledged all of our assets as collateral for repayment of the loan and we have guaranteed repayment of the loan.

In February 2003, Mr. Kasper received a personal loan of $500,000 from Skura Intercontinental Trading Company, which is secured by his assets. The interest rate of the loan is 3% and the term is 36 months. Mr. Kasper loaned these funds to use on terms identical to the terms he received.

On March 17, 2005, our Board of Directors granted Mr. Kasper a warrant to purchase 3,000,000 shares of our common stock at a price of $0.14 in exchange for Mr. Kasper's guarantee of the loan to the Small Business Administration, his assumption of the obligation to U.S. Bank, N.A. and for providing security for the loan to Skura Intercontinental Trading Company.

ITEM 13. EXHIBITS

Exhibit No.	Description of Exhibit

3.1	Articles of Incorporation, as amended.(1)

3.2	Bylaws of NuTech Digital, Inc (1)

10.1	2001 NuTech Digital Inc. Equity Incentive Plan, as amended August 13, 2003.(4)

10.2	Letter of Intent between NuTech Digital, Inc. and Ritek Corp. dated as of August 6, 1996 (including Letter of Intent A). (1)

10.3	Promissory Note and Commercial Security Agreement memorializing Small Business Administration Loan between NuTech Digital, Inc. and Imperial Bank, SBA Department, dated as of July 12, 2000. (1)

10.4	Unconditional Guarantee signed by Lee Kasper in favor of Imperial Bank dated July 12, 2000. (1)

10.5
Lease Agreement between Kathy Schreiber, Todd Lorber and Hiroko ("Lessor") and NuTech Digital, Inc. ("Lessee") for the premises located at 7900 Gloria Avenue, Los Angeles, CA, dated as of March 10, 2001. (1)

10.6	Note Secured by Deed of Trust by and between Lee H. and Michelle Kasper and Skura Intercontinental Trading Company dated February 19, 2003. (2)

10.7	Deed of Trust dated February 19, 2003 by Lee H. Kasper and Michelle Kasper in favor of Skura Intercontinental Trading Company. (2)

10.8	Term Loan Agreement dated November 7, 2002 between Lee Kasper and U.S Bank, N.A. (2)

10.9	Addendum to Term Loan Agreement dated November 7, 2002 between U.S. Bank N.A. and Lee Kasper. (2)

10.10	Continuing Guaranty dated November 7, 2002 executed by NuTech Digital, Inc. in favor of U.S. Bank N.A. (2)

10.11	Business Security Agreement dated November 7, 2002 in favor of U.S. Bank N.A. and NuTech Digital, Inc. (2)

10.12	Article 9 Certificate dated November 7, 2002 and executed by Lee Kasper in favor of U.S. Bank N.A. (2)

10.13	Insurance Coverage for benefit of Bank dated November 7, 2002 and executed by NuTech Digital, Inc. in favor of U.S. Bank. N.A. (2)

10.14	Promissory Note in the amount of $60,000 dated September 18, 2003 in favor of Lee Kasper. (4)

10.15	Promissory Note in the amount of $300,000 dated September 2003 in favor of Lee Kasper. (4)

10.16	Promissory Note in the amount of $33,334 dated September 18, 2003 in favor of Brandon G. Kasper Trust, Lee Kasper, Trustee. (4)

10.17	Promissory Note in the amount of $33,333 dated September 18, 2003 in favor of Ryan S. Kasper Trust, Lee Kasper, Trustee. (4)

10.18	Promissory Note in the amount of $33,333 dated September 18, 2003 in favor of Jordan M. Kasper Trust, Lee Kasper, Trustee. (4)

10.19	Form of Common Stock Purchase Agreement. (4)

10.20	Form of Warrant. (4)

10.21	Warrant issued to Brighton Capital, Ltd.(4)

10.22	Amended and Restated NuTech Digital, Inc. 2003 Consultant Stock Plan. (4)

10.23	Consulting Agreement dated February 18, 2004 between NuTech Digital, Inc. and Redwood Consultants, LLC.(4)

10.24	Agreement dated February 4, 2004 between NuTech Digital, Inc. and Brighton Capital, Ltd.(4)

10.25	Agreement dated January 29, 2004 between NuTech Digital, Inc. and Lyons Capital, LLP.(4)

10.26	Agreement dated February 2, 2004 between NuTech Digital, Inc. and Sloan Securities Corp.(4)

10.27	Agreement dated December 4, 2003 between NuTech Digital, Inc. and Queenstone Financial Corp., including an amendment thereto dated February 22, 2004(4)

10.28	Option grant to Lee Kasper dated June 18, 2004.(5)

10.29	Option grant to Joseph Giarmo dated June 18, 2004.(5)

10.30	Option grant to Yegia Eli Aramyan dated June 18, 2004.(5)

10.31	Option grant to Joseph Giarmo dated September 1, 2004.(5)

14.	Code of Business Conduct and Ethics.(4)

23.	Consent of Farber & Hass, LLP.(6)

31.	Certification pursuant to Rule 13a-14(a) and 15d-14(a).(6)

32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(6)

(1)	Incorporated by reference to the respective exhibits filed with registrant's Registration Statement on Form SB-2 (Commission File No. 333-88550).
(2)	Incorporated by reference from the registrant's Form 10-KSB for the fiscal year ended December 31, 2002 filed on March 31, 2003, as amended on April 10, 2003.
(3)	Incorporated by reference from the registrant's Form 8-K filed on October 15, 2002.
(4)	Incorporated by reference from the registrant's Form 10-KSB for the fiscal year ended December 31, 2003 filed on March 24, 2004.
(5)	Previously filed.
(6)	Filed herewith.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth fees billed to us by our auditors during the fiscal years ended December 31, 2004 and December 31, 2003 for: (i) services rendered for the audit of our annual financial statements and the review of our quarterly financial statements, (ii) services by our auditor that are reasonably related to the performance of the audit or review of our financial statements and that are not reported as Audit Fees, (iii) services rendered in connection with tax compliance, tax advice and tax planning, and (iv) all other fees for services rendered.

	December 31, 2004	December 31, 2003

(i) Audit Fees	$38,000	$32,500
(ii) Audit Related Fees	$0	$0
(iii) Tax Fees	$0	$0
(iv) All Other Fees	$0	$0

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Amendment No. 1 to Form 10-KSB to be signed on its behalf by the undersigned, thereunto duly authorized on this ____ day of November 2005.

NUTECH DIGITAL, INC.

Date:	By:	/s/

Lee Kasper President, Chief Executive Officer and Chief Financial Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

	President, Chief Executive Officer,	November _____ , 2005
Lee Kasper	Chief Financial Officer and Director

	Vice-President, Director	November _____ , 2005
Joseph Giarmo

	Director	, 2005
Yegia Eli Aramyan

	Director	, 2005
Jay S. Hergott

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

NuTech Digital Inc.

We have audited the accompanying balance sheet of NuTech Digital Inc. ("the Company") as of December 31, 2004 and the related statements of operations, stockholders' equity, and cash flows for each of the 2 years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred significant operating losses and has negative working capital. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are described in Note 24. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Farber & Hass, LLP Camarillo, California February 28, 2005

NUTECH DIGITAL, INC.
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS

Accounts receivable, net	$360,188
Inventories	919,779
Prepaid consulting, current portion	193,533
Prepaid expenses, current portion	51,240
TOTAL CURRENT ASSETS	1,524,740

PROPERTY AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION	1,221,344

OTHER ASSETS
Prepaid royalties	3,273,033
Prepaid production costs	679,890
Prepaid consulting, long-term portion	32,612
Prepaid expenses, long-term portion	12,054
Deposits	7,800
TOTAL OTHER ASSETS	4,005,389

TOTAL ASSETS	$6,751,473

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Bank overdraft	$42,733
Accounts payable	1,504,552
Accrued liabilities	210,436
Accrued interest	121,711
Capital leases payable, current portion	11,713
Loan payable, related party	53,745
Notes payable, related party, current portion	276,653
Notes payable, other, current portion	426,206
Convertible promissory note	137,566
TOTAL CURRENT LIABILITIES	2,785,315

LONG-TERM LIABILITIES
Notes payable, related parties, long-term portion	57,801
Notes payable, other, long-term portion	676,562
TOTAL LONG-TERM LIABILITIES	734,363

STOCKHOLDERS' EQUITY
Preferred stock
Authorized - 50,000,000 shares
Issued and outstanding -0- shares	0
Common stock
Authorized 100,000,000 shares, no par value
Issued and outstanding - 21,880,944 shares	5,046,769
Accumulated (deficit)	(1,814,974)
TOTAL STOCKHOLDERS' EQUITY	3,231,795

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,751,473

The accompanying notes are an integral part of these financial statements.

NUTECH DIGITAL, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

SALES, NET	$4,180,576	$3,745,297

PRODUCT AND FREIGHT COSTS	1,746,522	1,386,223
ROYALTY EXPENSES	337,101	305,160
SELLING EXPENSES	144,877	145,827
CONSULTING FEES	564,820	145,634
GENERAL AND ADMINISTRATIVE EXPENSES	2,504,362	1,807,149
TOTAL EXPENSES	5,297,682	3,789,993
OPERATING (LOSS)	(1,117,106)	(44,696)

OTHER INCOME (EXPENSE)
Interest expense	(150,824)	(132,695)
Cost recovery, KSS contract	0	320,394
Recovery of bad debts	8,260	0
Litigation settlement on services not provided	25,000	0
Cancellation of debt	0	169,868
Loss on disposal of asset	0	(4,820)
TOTAL OTHER INCOME (EXPENSE)	(117,564)	352,747
INCOME (LOSS) BEFORE CORPORATION INCOME TAXES	(1,234,670)	308,051

CORPORATION INCOME TAXES	800	800
NET INCOME (LOSS)	$(1,235,470)	$307,251

NET INCOME (LOSS) PER COMMON SHARE
BASIC	$(0.06)	$0.03
DILUTED	$(0.06)	$0.03

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
BASIC	19,663,095	11,290,644
DILUTED	19,663,095	12,068,727

The accompanying notes are an integral part of these financial statements.

NUTECH DIGITAL, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	PREFERRED STOCK		COMMON STOCK		ACCUMULATED
	SHARES	AMOUNT	SHARES	AMOUNT	DEFICIT	TOTAL

BALANCE, JANUARY 1, 2003	0	$0	10,380,169	$1,221,323	$(886,755)	$344,568

ISSUANCE OF COMMON STOCK FOR:

SERVICES UNDER 2003 CONSULTANT STOCK PLAN	0	0	1,315,000	195,300	0	195,300

OTHER SERVICES	0	0	603,079	121,666	0	121,666

ACCOUNTS PAYABLE	0	0	210,000	83,125	0	83,125

CASH -PRIVATE PLACEMENTS	0	0	375,000	150,000	0	150,000

ALLOCATION OF OFFERING COST-PRIMARILY LEGAL FEES	0	0	0	(150,000)	0	(150,000)
REDEEMABLE COMMON STOCK	0	0	0	247,500	0	247,500

NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2003	0	0	0	0	307,251	307,251
BALANCE, DECEMBER 31, 2003	0	0	12,883,248	1,868,914	(579,504)	1,289,410

The accompanying notes are an integral part of these financial statements.

NUTECH DIGITAL, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	PREFERRED STOCK		COMMON STOCK		ACCUMULATED
	SHARES	AMOUNT	SHARES	AMOUNT	DEFICIT	TOTAL
ISSUANCE OF COMMON STOCK FOR:
CASH-PRIVATE PLACEMENTS	0	$0	5,875,000	2,252,000	0	2,252,000

SERVICES AND PREPAID EXPENSES UNDER 2003 CONSULTANT STOCK PLAN	0	0	1,082,223	587,436	0	587,436

OTHER SERVICES AND PREPAID EXPENSES	0	0	1,885,473	714,966	0	714,966

CASH - OPTIONS EXERCISED UNDER THE 2001 EQUITY INCENTIVE PLAN	0	0	155,000	17,650	0	17,650

ALLOCATION OF OFFERING COST-PRIMARILY LEGAL FEES	0	0	0	(474,197)	0	(474,197)

TRANSFER OF REDEEMABLE COMMONSTOCK	0	0	0	80,000	0	80,000

NET (LOSS) FOR YEAR ENDED DECEMBER 31, 2004	0	0	0	0	(1,235,470)	(1,235,470)
BALANCE, DECEMBER 31, 2004	0	$0	21,880,944	$5,046,769	$(1,814,974)	$3,231,795

The accompanying notes are an integral part of these financial statements.

NUTECH DIGITAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(1,235,470)	$307,251
Adjustments to reconcile net income (loss) to net cash (used) by operating activities:
Depreciation	354,234	316,649
Cost recovery, KSS contract	0	(320,394)
Cancellation of debt	0	(169,868)
Loss on disposal of asset	0	4,820
Provision for doubtful accounts	15,000	31,665
Provision for royalty losses	10,000	5,000
Issuance of common stock for services and consulting fees	951,072	226,966
Changes in operating assets and liabilities:
Accounts receivable	100,503	(140,627)
Other receivables	3,250	(3,250)
Corporation income tax refund	0	40,669
Inventories	(289,040)	238,812
Reimbursable production costs	(404,890)	0
Prepaid royalties	(1,722,591)	(178,475)
Prepaid consulting	44,000	0
Prepaid expenses	(16,124)	(27,475)
Accounts payable	851,478	(237,860)
Accrued liabilities	151,828	(224,828)
Accrued interest	8,301	0
NET CASH (USED) BY OPERATING ACTIVITIES	(1,178,449)	(130,945)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(283,851)	(327,013)
NET CASH (USED) BY INVESTING ACTIVITIES	(283,851)	(327,013)

CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdraft	42,733	0
Net proceeds from issuance of common stock - private placement	2,252,000	150,000
Net proceeds from the issuance of common stock - options exercised	17,650	0
Proceeds from notes payable, other	0	900,000
Proceeds from notes payable, related parties	208,766	900,000
Repayments of notes payable, other	(31,297)	(517,590)
Repayment of notes payable, related parties	(1,036,140)	0
Changes in loans payable, officer	0	(33,482)
Payments on capital leases payable	(22,239)	(19,380)
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,431,473	479,548

NET INCREASE (DECREASE) IN CASH	(30,827)	21,590

CASH BALANCE, AT BEGINNING OF PERIOD	30,827	9,237
CASH BALANCE, AT END OF PERIOD	$0	$30,827

The accompanying notes are an integral part of these financial statements.

NUTECH DIGITAL, INC.
STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION CASH PAID DURING THE PERIOD FOR:
Interest	$142,523	$65,869
Taxes	$800	$0

NON-CASH INVESTING AND FINANCING ACTIVITIES
Issuance of common stock for prepaid expenses, services and consulting fees	$1,177,217	$295,966
Cancellation of debt	$0	$104,125
Allocation of prepaid offering costs to common stock	$0	$459,474

The accompanying notes are an integral part of these financial statements.

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

NuTech Digital, Inc. is engaged in the business of licensing and selling to distributors general entertainment products, most of which are made available through digital versatile discs, commonly known as DVDs. Our products include Japanese anime, karaoke software, late night programming, and children's animated films. We own more than 600 exclusive DVD titles and a growing library of high definition music concerts. We have also recently begun producing popular music concerts for distribution. Our products are principally sold through retail stores, the Internet, and wholesale distributors. In January 2004 we implemented a digital rights management technology affording us the ability to offer our products on demand over the Internet. Our digital rights management technology allows our products and programming to be accessed via secure downloads and included in online subscription services. We also facilitate authoring services to content providers in the entertainment industry.

BASIS OF PRESENTATION - GOING CONCERN

The Company's financial statements have been prepared on an accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America. These principles contemplate the realization of assets and liquidation of liabilities in the normal course of business.

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The following factors raise substantial doubt as to the Company's ability to continue as a going concern:

A. The Company has accumulated a deficit of $1,814,974 since inception.

B. The Company has a working capital deficit of $1,260,575.

C. The Company has begun producing music concerts. To date, this segment of business has not generated substantial revenues.

ACCOUNTS RECEIVABLE

Accounts receivable are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not included on overdue accounts.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts on accounts receivables is charged to income in amounts sufficient to maintain the allowance for doubtful accounts at a level management believes is adequate to cover any probable losses. Management determines the adequacy of the allowance based on historical write-off percentages and information collected from individual customers. Accounts receivable are charged off against the allowance when collectibility is determined to be permanently impaired (bankruptcy, lack of contact, age, etc).

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2004

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PREPAID ROYALTIES

Royalty advances are stated at cost, less royalties earned by the licensor on sales from the license agreement. Management periodically analyzes license agreements and if a product is not selling in sufficient quantities, then management records an impairment expense in the amount of the estimated unrecoverable advance royalty as a current period expense.

INVENTORIES

Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market. At December 31, 2004, the Company had $919,779 of completed DVDs and karaoke Ds

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Major renewals and improvements are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

The Company depreciates its property and equipment for financial reporting purposes using the straight-line method based upon the following useful lives of the assets:

Office furniture and equipment	7 years
Computer equipment	5-7 years
Computer software	3 years
Warehouse equipment	7-10 years
Trade show equipment	7 years
Leasehold improvements	5-10 years

AMORTIZATION OF COMPLETED MASTERS

The Company amortizes its completed masters over the life of its licensing agreements, which is generally 7 years. If a product is not selling in sufficient quantities, management then writes down the asset to its estimated fair value and records the impairment as a current period expense.

PREPAID PRODUCTION COSTS

Prepaid production costs are stated at cost less accumulated amortization. The Company amortizes production costs using the individual film-forecast-computation method as required by Statement of Position 00-2, Accounting by Producers or Distributors of Films. Under this method, amortization is computed in the ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year (denominator).

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2004

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING ESTIMATES

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

REVENUE RECOGNITION

The Company recognizes revenue from product sales and royalties when the goods are shipped and title passes to customers. The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin 101.

DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2004 as defined in FASB 107, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NET EARNINGS (LOSS) PER SHARE

The Company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. In accordance with FASB 128, any anti-dilutive effects on net income (loss) per share are excluded.

Basic and diluted net loss per share has been computed by dividing net loss by the weighted average number of common shares outstanding during the fiscal year. At December 31, 2004 and 2003, the Company had stock options, warrants and convertible promissory notes outstanding that could potentially be exercised into 21,562,487 and 2,730,000 additional common shares

Net (loss) from continuing operations:
As reported	$(1,235,470)
Proforma	$(1,923,917)

Income (Loss) per share attributable to common stock
As reported - basic and diluted	$(0.06)
Proforma - basic and diluted	$(0.10)

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2004

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

COMMON STOCK ISSUED FOR NON-CASH TRANSACTIONS

It is the Company's policy to value stock issued for non-cash transactions, such as services, at the fair market value of the goods or services received or the consideration granted, whichever is more readily determinable, at the date the transaction is negotiated.

STOCK BASED COMPENSATION

As permitted by FAS 123, as amended, the company accounts for stock options issued to employees using the intrinsic value method as prescribed by APB 25. Under this method no expenses is recognized for options issued with an exercise price equal to or greater than the market price of the stock on the date of grant. Expense for options or warrants issued to non-employees is recorded in the financial statements at estimated fair value. For options issued to employees, the Company is subject to proforma disclosures based on the estimated fair value of options issued.

The Company estimated the fair value of each stock option issued to employees and non-employees at the grant date by using the Black-Scholes option pricing model based on the following assumptions:

Risk free interest rate	3.35% to 4.5%
Expected life	5 to 10 years
Expected volatility	50% to 165%
Dividend yield	0.00

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options with have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options and warrants have characteristics different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the values determined by existing models are significant estimates.

LONG-LIVED ASSETS

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses the recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.

SHIPPING AND HANDLING COSTS

The Company’s policy is to classify shipping and handling costs as part of cost of goods sold in the statement of operations.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SEGMENT INFORMATION

The Company sells its products primarily to retail stores and distributors. Approximately 3% of the Company's revenues in 2004 and 2003, respectively, were to customers outside of the United States of America with no specific concentration.

RECENTLY-ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs-an amendment of ARB. No. 43, Chapter 4". This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that "... under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges...." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

In December 2004, the FASB issued SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB statements no. 66 and 67". This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary assets - an amendment of APB Opinion No. 29". This Statement amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENTLY-ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

In December 2004, the FASB issued SFAS No. 123R, "Share Based Payment". This Statement is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." This Statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans. This statement will require the Company to recognize the fair value of employee services received in exchange for awards of equity instruments in current earnings. The Company will adopt this pronouncement January 1, 2006, as required.

RECLASSIFICATIONS

Certain 2003 amounts have been reclassified to conform to 2004 presentations.

NOTE 2 ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

A summary of accounts receivable and allowance for doubtful accounts is as follows:

Accounts receivable	$400,188
Allowance for doubtful accounts	(40,000)
Net accounts receivable	$360,188

At December 31, 2004, one customer owed the Company $172,000, which was 48 % of total accounts receivable.

Allowance for doubtful accounts:

Balance, January 1, 2004	$46,733
Reduction in allowance	(21,733)
Addition to allowance	15,000

Balance, December 31, 2004	$40,000

NOTE 3 MAJOR CUSTOMERS

For the years ended December 31, 2004 and 2003, the Company had one customer that accounted for 17% and 14% of total revenue, respectively.

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2004

NOTE 4 PREPAID PRODUCTION COSTS

The Company has entered into various production contracts with certain performance artists to produce the following events which will enable it to receive royalties on future DVD sales from the contracts: In connection with filing of these events, the Company has incurred a total of $686,771 in production costs.

J.T. Productions, Inc.

NuTech produced a motion picture in a high-definition format of a live concert performance by Jessica Simpson at the Universal Amphitheatre in Universal City, California on July 30, 2004. NuTech has incurred a total of $194,650 in production costs at December 31, 2004 in connection with this concert. After Sony Music receives a total of $400,000 as a recoupment of their incurred production costs, NuTech shall be entitled to 100% of royalties paid by Sony thereafter until such royalties equal the sum of the all production costs incurred by NuTech. After the required costs are repaid to NuTech and Sony Music, Nutech is entitled to receive a 10% royalty from the net sales revenue of the concert film, as defined in the contract. This contract has a 5 year term.

Ol' Dirty Bastard

NuTech entered into an agreement and had a film produced by Juggernaut Media, LLC (the "Producer") of a live concert by Ol' Dirty Bastard on March 16, 2004 in New Haven, Connecticut. NuTech is the owner of the rights to this live concert video. Nutech has incurred a total of $275,240 in production costs at December 31, 2004 in connection with this concert. NuTech is entitled to keep all revenues earned as a result of the license or sale of this concert video until their production costs have been recouped in full. After that event, NuTech will pay a 30% royalty from all revenues earned from the license or sale of the concert video to the Producer. The Producer is guaranteed a minimum royalty of $2 per unit on the wholesale sale of all DVDs sold. In addition, Nutech is entitled a distribution fee of 25% of gross revenues, prior to the calculation of royalties. This contract has a 10 year term.

Macy Gray Touring, Inc.

NuTech produced a motion picture of a live concert performance by Macy Gray in Las Vegas, Nevada in November 2004. Nutech has incurred a total of $216,881 in production costs at December 31, 2004 in connection with this concert. Nutech borrowed $407,797 from Queenstone Financial Corporation (see Note 7) in connection with this production agreement. NuTech is entitled to receive $150,000 from the first sales proceeds of the motion picture in order to recoup prepaid royalty costs (see Note 5). After NuTech recoups $150,000, Queenstone Financial Corporation will receive 100% of all motion picture revenues paid to NuTech until Queenstone recovers the sum of $407,797 loaned to NuTech. Thereafter NuTech is obligated to pay a 15% royalty to Queenstone on all motion picure gross revenue. The agreement expires on December 31, 2011.

NOTE 5 PREPAID ROYALTIES

The Company has acquired the licensing, manufacturing and distribution rights to a total of 47 various movie titles. In connection with these agreements, the Company has prepaid various amounts of non-refundable royalties to the movie title owners in the total amount of $4,402,410. The Company recognizes a royalty expense of 20% - 30% of the net sales proceeds when the related sale is recognized. Royalty expenses for the year ended December 31, 2004 and 2003 were $389,101 and $305,160, respectively. The royalties expire at various dates thru February 28, 2010.

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2004

NOTE 6 PROPERTY AND EQUIPMENT

Property and equipment and accumulated depreciation consists of:

Completed masters	$4,073,823
Masters in process	240
Office furniture and equipment	111,179
Computer equipment	197,194
Computer software	48,801
Warehouse equipment	121,850
Trade show equipment	25,855
Leasehold improvements	112,041
4,690,983

Less accumulated depreciation	3,469,639
$1,221,344

NOTE 7 ACCOUNTS PAYABLE

A summary of the accounts payable at December 31, 2004 is as follows:

U-Tech Media Corp.	$227,471
Ken Groove	196,000
Warner/Chapell Music, Inc.	125,000
Queenstone Financial Corporation	407,797
Other	548,284
$1,504,552

NOTE 8 MAJOR SUPPLIERS

For the year ended December 31, 2004 and 2003, the Company had two suppliers, whose purchases exceeded 10% of total inventory purchases(2004 - 86% and 13%; 2003 - 42%).

NOTE 9 INCOME TAXES

PROVISION

The provision for income taxes for the year ended December 31, 2004 represents primarily California franchise taxes and consists of the following:

	2004	2003

Current	$800	$800

Deferred	$0	$0

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2004

NOTE 9 INCOME TAXES (CONTINUED)

DEFERRED TAX COMPONENTS

Significant components of the Company's deferred tax assets are as follows at December 31, 2004:

Net operating loss carryforwards	$605,300
Timing difference for expense deductions	33,900
639,200

Less valuation allowance	639,200
Net deferred tax assets	$0

Summary of valuation allowance:

Balance, January 1, 2004	$277,800
Increase for the year ended December 31, 2004	361,400
Balance, December 31, 2004	$639,200

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

NET OPERATING LOSS CARRYFORWARDS

The Company has the following net operating loss carryforwards:

YEAR OF LOSS	EXPIRATION DATE

December 31, 2003	December 31, 2023	$653,358
December 31, 2004	December 31, 2024	1,126,712
		$1,780,070

NOTE 10 CAPITAL LEASES PAYABLE

The Company has two capital leases for computer hardware and software. The leases are for 36 months with monthly rentals of $2,353 plus taxes, including interest at 13.2% and 14.2%. Future minimum lease payments on the lease are as follows:

December 31, 2004	$18,082
Less amount representing interest	6,369

Present value of future minimum lease payments	11,713
Less current portion	11,713

Long-term portion	$0

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2004

NOTE 11 LOANS PAYABLE, RELATED PARTY

Loans payable relating to related parties include the following:

		CURRENT
	TOTAL	PORTION

LEE KASPER (PRESIDENT OF THE COMPANY)

Mr. Kasper routinely provides the Company with advances and debt payments as necessary. The loan is due upon demand and bears interest at 10% per annum. The principal balance at December 31, 2004 is:	$53,745	$53,745

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2004

NOTE 12 NOTES PAYABLE, RELATED PARTY

Loans payable relating to related parties include the following:

		CURRENT
	TOTAL	PORTION

LEE KASPER (PRESIDENT OF THE COMPANY)

On November 7, 2000, U.S. Bank, N.A. loaned Mr. Kasper $640,000, which was used to pay-off the Company's line of credit to U.S. Bank, N.A. The terms of the loan from Mr. Kasper to the Company are the same as the terms of the loan from U.S. Bank, N.A. to Mr. Kasper as follows:

1. The Company guaranteed Mr. Kasper's loan from the bank.

2. Security - all of the Company's assets.

3. Interest - 8.00% at December 31, 2004.

4. Twenty-nine monthly principal payments of $21,333, plus accrued interest beginning December 15, 2002, plus a final payment equal to all unpaid principal on May 15, 2005, the maturity date.

5. Principal balance at December 31, 2004 is:	$106,675	$106,675

LEE KASPER (PRESIDENT OF THE COMPANY)

On February 19, 2003, Mr. Kasper received a $500,000 loan from Skura Intercontinental Trading Company and loaned the $500,000 proceeds to the Company. The terms of the loan are the same as the terms of the loan from Skura Intercontinental Trading Company to Mr. Kasper as follows:

1. The loan is secured by a deed of truston Mr. Kasper's personal residence.

2. Interest - 3%.

3. Thirty-six monthly payments of principal and interest in the amount of $14,541.

4. Principal balance at December 31, 2004 is:	227,779	169,978

	$334,454	$276,653

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2004

NOTE 12 NOTES PAYABLE, RELATED PARTY (CONTINUED)

Minimum principal payments on the foregoing notes payable are as follows:

December 31, 2005	$276,653
December 31, 2006	57,801
$334,454

In 2004, the Company repaid the following related party debt:

		Brandon, Ryan
		and Jordan
	Lee Kasper	Kasper Trusts	Joe Giarmo	Total

Balance, January 1, 2004	$1,105,933	$100,000	$42,250	$1,248,183
Additional loans to the Company	14,040	0	0	14,040
Repayment of loans	(785,519)	(100,000)	(42,250)	(927,769)
Balance, December 31, 2004	$334,454	$0	$0	$334,454

NOTE 13 NOTES PAYABLE, OTHER

		CURRENT
	TOTAL	PORTION
RITEK CORP

In August, 1998, the Company received a $400,000 loan from Ritek Corp. The loan accrues interest at 8.5% per annum and entitles Ritek Corp. to 50% ownership in the licensing rights in the Shadoan DVD Game. The loan requires monthly payments of interest and principal with the agreement that the total loan and interest was to be paid on June 10, 1999. If the loan was not paid on that date, then Ritek would become 100% owner and license holder of the Title "Shadoan" should the Company fail to make payment within 10 days of notice of default. As of December 31, 2004, Ritek has not issued notice of default.
	$400,000	$400,000

SMALL BUSINESS ADMINISTRATION AND COMERICA BANK LOAN

On July 12, 2000, the Company received a $900,000 Small Business Administration loan with Comerica Bank participation. The loan requires monthly payments of $6,414, including interest at 2% over prime. The loan is secured by all assets of the Company and the major

stockholder's personal residence and personal guaranty. The loan matures on July 14, 2018. Effective interest rate at December 31, 2004 was 7.25%.	702,768	26,206
	$1,102,768	$426,206

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2004

NOTE 13 NOTES PAYABLE, OTHER (CONTINUED)

Future minimum principal payments on the notes payable to others are as follows:

December 31, 2005	$426,206
December 31, 2006	26,206
December 31, 2007	26,206
December 31, 2008	26,206
Thereafter	597,944
$1,102,768

NOTE 14 CONVERTIBLE PROMISSORY NOTES

The Company issued two convertible promissory notes totaling $137,566. The notes can be converted after July 7, 2004 into common stock of the Company at a conversion price of $0.25 per share (550,264 total shares). The notes are unsecured and bear interest at the minimum rate permitted by the IRS (4.0% @ December 31, 2004).

NOTE 15 ADVERTISING

The Company expenses all advertising as incurred. Advertising expenses for the year ended December 31, 2004 and 2003 were $7,306 and $5,611, respectively.

NOTE 16 REAL ESTATE LEASE

On May 1, 2001, the Company leased its office and warehouse facilities for five years and three months. The details on the lease are as follows:

1. Base rentals - $7,800 per month plus operating costs with cost of living adjustments in May of each year.

2. Termination date - July 31, 2006

3. Option - one option for an additional 60 month period with rent at the base rental amount plus cost of living adjustments.

As of December 31, 2004, future minimum lease payments excluding operating expenses are as follows:

December 31, 2005	$96,312
December 31, 2006	56,182
$152,494

The rent expense for the years ended December 31, 2004 and 2003 was $109,342 and $109,471, respectively.

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2004

NOTE 17 INCENTIVE STOCK OPTIONS

The Board of Directors and stockholders approved the NuTech Digital, Inc. 2001 Equity Incentive Plan which permits the Board of Directors to grant, for a ten year period, both stock purchase rights and stock options. The Company has reserved 3,752,747 shares of its common stock for issuance to the directors, employees and consultants under the Plan. The Plan is administered by the Board of Directors.

The administrators have the authority and discretion, subject to the provisions of the Plan, to select persons to whom stock purchase rights or options will be granted, to designate the number of shares to be covered by each option or stock purchase right, to specify the type of consideration to be paid, and to establish all other terms and conditions of each option or stock purchase right. Options granted under the Plan will not have a term that exceeds ten years from date of grant.

The stock subject to the plan and issuable upon exercise of options granted under the plan are shares of the Company's common stock, no par value, which may be restricted, or grants of options to purchase shares of common stock.

The exercise price is the fair market value of the shares at the date of the grant of the options.

Vesting terms of the options range from immediate to ten years.

The Company has elected to continue to account for stock-based compensation under the "Intrinsic Value" method of APB Opinion No. 25, under which no compensation expense has been recognized for stock options granted to employees at fair market value.

A summary of the option activity for the year ended December 31, 2004, pursuant to the terms of the plan is as follows:

		WEIGHTED
	SHARES	VERAGE
	UNDER	EXERCISE
	OPTION	PRICE

Options outstanding at January 1, 2004	2,610,000	$0.34
Granted	1,020,000	0.19
Exercised	(155,000)	0.15
Cancelled and expired	(760,000)	0.83
Options outstanding at December 31, 2004	2,715,000	$0.59

2,700,000 shares are exercisable at December 31, 2004

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2004

NOTE 17 INCENTIVE STOCK OPTIONS (CONTINUED)

Information regarding stock options outstanding as of December 31, 2004 is as follows:

Price range	$0.11 - $ 0.66
Weighted average exercise price	$0.59
Weighted average remaining contractual life	7 years, 10 months
Options exercised
Price range	$0.11 - $ 0.12
Shares	155,000
Weighted average exercise price	$0.15

NOTE 18 ADDITIONAL STOCK OPTIONS

The Company, from time to time, grants stock options approved by the Board of Directors to employees as incentives and awards outside of the NuTech Digital, Inc. 2001 Equity Incentive Plan. The stock options grants have been approved by stockholders.

On June 18, 2004, Lee Kasper was granted an option to purchase 2,000,000 shares of common stock at a price of $0.385 per share, 110% of the fair market value on the date of grant. The term of the option is five years. Mr. Kasper will have the right to purchase 1,000,000 shares if the Company earns at least $2,000,000 in any calendar quarter during the 2004 fiscal year. Mr. Kasper's right to purchase an additional 500,000 shares will vest if the Company earns at least $5,000,000 in revenues during the 2004 fiscal year. The right to purchase 500,000 shares will vest if the Company successfully produces at least two major music concerts during the 2004 fiscal year. A major music concert is defined as a concert having a production budget that is no less that $250,000. The Company has successfully produced two major music concerts during the 2004 fiscal year.

On June 18, 2004, Joseph Giarmo was granted an option to purchase 300,000 shares of common stock at a price of $0.35 per share, the fair market value on the date of grant. The term of the option is ten years. The right to purchase 150,000 shares vest immediately, in recognition of Mr. Giarmo's efforts in filming our first music concert. Mr. Giarmo will have the right to purchase 50,000 shares if the Company earns at least $2,000,000 in any calendar quarter during the 2004 fiscal year. Mr. Giarmo's right to purchase an additional 50,000 shares will vest if the Company earns at least $5,000,000 in revenues during the 2004 fiscal year. The right to purchase 50,000 shares will vest if the Company successfully produces at least two major music concerts during the 2004 fiscal year. A major music concert is defined as a concert having a production budget that is no less that $250,000. The Company has successfully produced two major music concerts during the 2004 fiscal year.

On June 18, 2004, Yegia Eli Aramyan was granted an option to purchase 100,000 shares of common stock at a price of $0.35 per share, the fair market value on the date of grant. The term of the option is ten years. The right to purchase 25,000 shares vest immediately, in recognition of Mr. Aramyan's past service to the Company. The right to purchase the remaning 75,000 shares vests over a three year period, 25,000 shares per year, on the anniversary date of the date of grant.

On September 1, 2004, Joseph Giarmo was granted an option to purchase 1,000,000 shares of common stock at a price of $0.26 per share, the fair market value on the date of grant. The term of the option is ten years. The right to purchase 500,000 shares vested on the date of grant while the right to purchase the remaining 500,000 shares vested on October 1, 2004.

NUTECH DIGITAL, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2004

NOTE 18 ADDITIONAL STOCK OPTIONS (CONTINUED)

On September 1, 2004, Jay Hergott was granted an option to purchase 40,000 shares of common stock at a price of $0.26 per share, the fair market value on the date of grant. The term of the option is ten years. The option vested immediately.

NOTE 19 COMMON STOCK PURCHASE WARRANTS

On February 18, 2004, the Company issued a series of three warrants to acquire up to 100,000 shares of common stock each at the exercise price of $1.15, $1.50 and $1.80 per share, respectively, for consulting fees. The warrants expire on February 18, 2006, are fully vested. On August 23, 2004, the warrants were cancelled by mutual agreement of the Company and the consultant.

On February 24, 2004, the Company issued warrants to acquire up to 12,500,000 shares of common stock at the exercise price of $0.75 in agreement with a private offering on the same date. The warrants expire on February 24, 2014 and are fully vested.

The following table summarizes information about fixed stock warrants outstanding at December 31, 2004:

DATE	NUMBER OF SHARES	TERM	EXERCISE PRICE
February 24, 2004	12,500,000	10 years	$0.75

NOTE 20 2003 CONSULTANT STOCK PLAN

In July 2003, the Company adopted the 2003 Consultant Stock Plan and reserved 5,000,000 shares of common stock for issuance to consultants for the Company. The purpose of the plan is to advance the interests of the Company by helping the Company obtain and retain the services of persons providing consulting service upon whose judgment, initiative, efforts and/or service the Company is substantially dependent, by offering to or providing those persons with incentives or inducements affording such persons an opportunity to become owners of common stock in the Company. The plan term is for ten years and the shares are issued at the fair market value on the date the shares are awarded.

The following is a summary of the shares covered by the plan as of December 31, 2004:

Total shares authorized	5,000,000
Shares issued during the year ended December 31, 2003 ($0.12 - $1.20 per share)	1,315,000
Shares issued during the year ended December 31, 2004 ($0.24 - $1.20 per share)	1,082,223
Shares available for future issuance	2,602,777

NOTE 21 REDEEMABLE COMMON STOCK

In 2002, the Company issued 218,333 shares in full payment of two notes payable. The stock issuance was subject to an agreement that the Company’s common stock must be registered with the Securities and Exchange Commission by October 1, 2002 and must be offered for sale at a price of at least $1.50 per share. If neither of these conditions were met, then the creditors were entitled to rescind the agreement by returning all or a portion of their common stock. The redemption provisions of 165,000 of the shares terminated and accordingly the Company transferred $247,500 from redeemable common stock to common stock during the year ended December 31, 2003. In September 2003, one of the two creditors filed a lawsuit against the Company to demand the rescission of the agreement and the payment of $80,000 plus accrued interest. Accordingly, the Company transferred $80,000 from redeemable common stock to common stock during the year ended December 31, 2004.

NOTE 22 LITIGATION

In July 2003 we initiated an arbitration proceeding against Roan Meyers Associates LP before the National Association of Securities Dealers in connection with $35,000 we paid to Roan Meyers Associates for services that we allege were never provided. The parties settled the claims on June 10, 2004 and the Company received a $25,000 payment from Roan Meyers in settlement.

In December 2004, the Company settled a dispute with Warner/Chappell Music, Inc., ("Warner/Chappell"). Warner/Chappell alleged the Company manufactured, distributed and sold compact disks containing certain musical compositions controlled, in whole or in part, by Warner/Chappell, these compact disks are used in karaoke and/or similar sing-along devices and accompanying software, without the prior authorization of Warner/Chappell. The Company agreed to pay $125,000 over the next twelve months in full settlement of the dispute.

NOTE 23 4TH QUARTER INTERIM RESULTS OF OPERATIONS (UNAUDITED)

Sales	$502,705
Costs of sales	221,593
Gross profit	281,112
Selling, general and administrative expenses	862,046

Operating (loss)	(580,934)
Interest expense	46,478
Other income (expense)	(2,843)
(Loss) before corporation income taxes	(630,255)

Corporation income taxes	0
Net (loss)	$(630,255)

NOTE 24 BUSINESS SEGMENTS

FASB Statement No.131 "Disclosures About Segments of an Enterprise and Related Information," requires companies to provide certain information about their operating segments. The Company has two operating segments:
revenues derived from purchasing licensing rights to entertainment products and revenue from the sales derived from product of live concerts.

Summarized financial information concerning the Company's reportable segments is shown on the following table:

		PRODUCTION
	PURCHASING	OF
2004	LICENSES	LIVE CONCERTS	TOTAL

Sales, net	$4,122,859	$57,717	$4,180,576
Operating income (loss)	(1,036,176)	44,070	(992,106)
Total assets	6,071,583	679,890	6,751,473
Depreciation and amortization	354,234	0	354,234
Capital expenditures	283,851	0	283,851

		PRODUCTION
	PURCHASING	OF
2003	LICENSES	LIVE CONCERTS	TOTAL

Sales, net	$3,745,297	$0	$3,745,297
Operating income (loss)	(44,696)	0	(44,696)
Total assets	4,366,646	0	4,366,646
Depreciation and amortization	316,649	0	316,649
Capital expenditures	327,013	0	327,013

NOTE 25 MANAGEMENT PLANS

Management's plans to eliminate the going concern situation include, but are not limited to:

A. Reduce legal, consulting and public relation expenses through the approval and acceptance of contracts with these professional that place a limit on the amount of expenses the Company will incur for their services.

B. The release of the Company's first live music concert DVD occurred in November of 2004. It is anticipated that this, along with two additional DVDs scheduled for release in the first quarter of 2005, will increase the revenue stream from this business segment.

C. Management is presently negotiating with additional major artists for exclusive rights to produce and distribute their live music concerts worldwide.

[LOGO] NuTech Digital, Inc

June 18, 2004

Mr. Lee Kasper
c/o NuTech Digital, Inc.
7900 Gloria Avneue
Van Nuys, California 91406

Dear Lee:

The Board of Directors of NuTech Digital, Inc. (the "Company") has approved a grant to you of an incentive stock option covering 2,000,000 shares of restricted common stock as a performance incentive. The market value of the Company's common stock today is $0.35. Because these are intended to be incentive stock options, the exercise price for you will be $0.385, or 110% of the market price. The term of the option will be five years, until June 17, 2009, after which time it shall not be exercisable. The Company will seek shareholder approval of the option at its next annual meeting of shareholders. The Company will register the option on an S-8 Registration Statement. You may not transfer this option other than by Will or the laws of descent and distribution. During your lifetime, this option will be exercisable only by you. The option will be exercisable by you when and if the Company meets the following milestones:

(1) Your right to purchase 1,000,000 shares will vest if the Company earns $2,000,000 in revenues during any calendar quarter of the 2004 fiscal year;

(2) Your right to purchase 500,000 shares will vest if the Company earns at least $5,000,000 in revenues during the 2004 fiscal year; and

(3) Your right to purchase 500,000 shares will be issued to you upon the successful production by the Company of no less than two major music concerts during the 2004 fiscal year. A major music concert for this purpose shall be defined as a concert whose production budget is no less than $250,000.

If, for any reason, the option does not qualify for incentive option treatment under section 422 of the Internal Revenue Code, it will be considered to be a non-qualified option.

The Board of Directors is confident in your ability to successfully meet these performance objectives. If you agree to this proposal, please countersign this letter at the space indicated below.

Mr. Lee Kasper
June 18, 2004

Very truly yours,

NuTECH DIGITAL, INC.

By:	/s/ Eli Aramyan

Eli Aramyan, Director

I have read the above letter and agree to its terms.

By:	/s/ Lee Kasper

Lee Kasper

[LOGO] NuTech Digital, Inc

June 18, 2004

Mr. Joseph Giarmo
c/o NuTech Digital, Inc.
7900 Gloria Avneue
Van Nuys, California 91406

Dear Joe:

The Board of Directors of NuTech Digital, Inc. (the "Company") has approved a grant to you of an incentive stock option covering 300,000 shares of restricted common stock as a performance incentive. The market value of the Company's common stock today is $0.35. These options are intended to be incentive options in accordance with section 422 of the Internal Revenue Code. The term of the option will be ten years, to April 14, 2014, after which time it will not be exercisable. The Company will seek shareholder approval of the option at its next annual meeting of shareholders. The Company will register the option on an S-8 Registration Statement. You may not transfer this option other than by Will or the laws of descent and distribution. During your lifetime, this option will be exercisable only by you. The option will be exercisable by you immediately as to 150,000 shares, in recognition of your work on the concert given by Russell Jones and, as to the remaining 150,000 shares, when and if the Company meets the following milestones:

(1) Your right to purchase 50,000 shares will vest if the Company earns $2,000,000 in revenues during any calendar quarter of the 2004 fiscal year;

(2) Your right to purchase 50,000 shares will vest if the Company earns at least $5,000,000 in revenues during the 2004 fiscal year; and

(3) Your right to purchase 50,000 shares will be issued to you upon the successful production by the Company of no less than two major music concerts during the 2004 fiscal year. A major music concert for this purpose shall be defined as a concert whose production budget is no less than $250,000.

The Board of Directors is confident in your ability to successfully meet these performance objectives. If you agree to this proposal, please countersign this letter at the space indicated below.

Mr. Joseph Giarmo
June 18, 2004

Very truly yours,

NuTECH DIGITAL, INC.

By:	/s/ Lee Kasper

Lee Kasper, President

I have read the above letter and agree to its terms.

By:	/s/ Joseph Giarmo

Joseph Giarmo

[LOGO] NuTech Digital, Inc

June 18, 2004

Mr. Yegia Eli Aramyan
c/o NuTech Digital, Inc.
7900 Gloria Avneue
Van Nuys, California 91406

Dear Eli:

The Board of Directors of NuTech Digital, Inc. (the "Company") has approved a grant to you of an incentive stock option covering 100,000 shares of restricted common stock. The market value of the Company's common stock today is $0.35. These options are intended to be incentive options in accordance with section 422 of the Internal Revenue Code. The term of the option will be ten years, to June 17, 2014, after which time it will not be exercisable. The Company will seek shareholder approval of the option at its next annual meeting of shareholders. The Company will register the option on an S-8 Registration Statement. The option will be exercisable by you immediately as to 25,000 shares, in recognition of your work to date, and as to the remaining 75,000 shares, your right to purchase the common stock will vest on the first anniversary date of this letter as to 25,000 shares and on the second and third anniversary dates of this letter as to 25,000 shares, so long as you continue to be employed by the Company. You may not transfer this option other than by Will or the laws of descent and distribution. During your lifetime, this option will be exercisable only by you.

If, for any reason, the option does not qualify for incentive option treatment under section 422 of the Internal Revenue Code, it will be considered to be a non-qualified option.

The Board of Directors wishes to thank you for your efforts in helping the Company achieve success. If you agree to this proposal, please countersign this letter at the space indicated below.

Mr. Yegia Eli Aramyan
June 18, 2004

Very truly yours,

NuTECH DIGITAL, INC.

By:	/s/ Lee Kasper

Lee Kasper, President

I have read the above letter and agree to its terms.

By:	/s/ Yegia Eli Aramyan

Yegia Eli Aramyan

[LOGO] NuTech Digital, Inc

September 7, 2004

Mr. Joseph Giarmo
c/o NuTech Digital, Inc.
7900 Gloria Avneue
Van Nuys, California 91406

Dear Joe:

On September 1, 2004, the Board of Directors of NuTech Digital, Inc. (the "Company") approved a grant to you of an incentive stock option covering 1,000,000 shares of restricted common stock as a bonus to you for your exceptional performance and as an incentive for you to continue rendering valuable services to the Company. The market value of the Company's common stock on September 1, 2004 was $0.26. This option is intended to be an incentive option in accordance with section 422 of the Internal Revenue Code. The term of the option will be ten years, to August 31, 2014, after which time it will not be exercisable. The Company will seek shareholder approval of the option at its next annual meeting of shareholders. The Company will register the option on an S-8 Registration Statement. You may not transfer this option other than by Will or the laws of descent and distribution. During your lifetime, this option will be exercisable only by you. The option will be exercisable by you immediately as to all 1,000,000 shares:

Please acknowledge your receipt of this option agreement by countersigning it at the space indicated below.

Mr. Joseph Giarmo
September 7, 2004

Very truly yours,

NuTECH DIGITAL, INC.

By:	/s/ Lee Kasper

Lee Kasper, President

I acknowledge the terms of the above letter and agree to be bound by them.

By:	/s/ Joseph Giarmo

Joseph Giarmo

EXHIBIT 23.1

INDEPENDENT AUDITORS CONSENT

To the Board of Directors
NuTech Digital, Inc.

We hereby consent to the incorporation by reference in the previously filed Registration Statements of NuTech Digital, Inc. on Form S-8 (File No. 333-111876, 333-110059 and 333-106963) of our report, dated February 28, 2005 appearing in this Annual Report on Form 10-KSB of NuTech Digital, Inc. for the year ended December 31, 2004.

/s/ Farber and Hass, LLP Farber and Hass, LLP Camarillo, California March 30, 2005

EXHIBIT 31
CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND
PRINCIPAL FINANCIAL OFFICER
PURSUANT TO RULES 13a-14 AND 15d-14
OF THE SECURITIES EXCHANGE ACT OF 1934

I, Lee Kasper, President and Chief Financial Officer of NuTech Digital, Inc. (the "Company"), certify that:

I have reviewed this Amendment No. 1 to Form 10-KSB of NuTech Digital, Inc. (the "Amendment")

Based on my knowledge, the Amendment does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Amendment.

Based on my knowledge, the financial statements, and other financial information included in the Amendment, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in the Amendment.

I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which the periodic report is being prepared;

(b) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(c) disclosed in this Amendment any change in the Company's internal control over financial reporting that occurred during the Company's reported quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Company's auditors and to the audit committee of the board of directors (or persons fulfilling the equivalent function):

(i) all significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Dated: November ___, 2005	By:	/s/

Lee Kasper President and Chief Financial Officer

EXHIBIT 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Amendment No. 1 to the Annual Report of NuTech Digital, Inc. (the "Company") on Form 10-KSB for the period ending December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Amendment"), I, Lee Kasper, President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Amendment fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Amendment fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/

Lee Kasper President and Chief Financial Officer November ___, 2005

NuTech Digital, Inc.
Ratio Comps

Group	12/31/2003 Adjusted NBV (1)	12/31/2004 Amortization Expense (1)	12/31/2004 % of NBV Expensed (1)	12/31/2004 Expected % of NBV Expensed (2)	12/31/2004 Expected Amortization Expense (2)	12/31/2004 Actual v. Expected Difference

Concert (not internally produced)	22,334.98	1,595.36	7.14%	7.53%	1,681.82	(86.46)
General	223,052.30	56,222.51	25.21%	29.60%	66,023.48	(9,800.97)
Hentai	529,312.99	90,865.44	17.17%	19.42%	102,792.58	(11,927.14)
Karaoke	22,285.01	1,591.79	7.14%	86.80%	19,343.39	(17,751.60)	(3)
Live Action	419,871.01	109,295.05	26.03%	22.69%	95,268.73	14,026.32
	1,216,856.29	259,570.15	82.69%	166.04%	285,110.01	(25,539.86)

Group	12/31/2004 Adjusted NBV (1)	3/31/2005 Amortization Expense (1)	3/31/2005 % of NBV Expensed (1)	3/31/2005 Expected % of NBV Expensed (2)	3/31/2005 Expected Amortization Expense (2)	3/31/2005 Actual v. Expected Difference

Concert (not internally produced)	20,739.62	791.87	3.82%	0.46%	95.40	696.47
General	166,829.79	14,398.26	8.63%	13.61%	22,705.53	(8,307.27)
Hentai	438,135.05	23,049.79	5.26%	4.41%	19,321.76	3,728.03
Karaoke	20,693.22	795.89	3.85%	99.46%	20,581.48	(19,785.59)	(3)
Live Action	310,575.97	27,653.58	8.90%	10.24%	31,802.98	(4,149.40)
	956,973.65	66,689.39	30.46%	128.18%	94,507.15	(27,817.76)

Group	3/31/2005 Adjusted NBV (1)	6/30/2005 Amortization Expense (1)	6/30/2005 % of NBV Expensed (1)	6/30/2005 Expected % of NBV Expensed (2)	6/30/2005 Expected Amortization Expense (2)	6/30/2005 Actual v. Expected Difference

Concert (not internally produced)	19,947.75	791.87	3.97%	-0.03%	(5.98)	797.85	(4)
General	152,431.53	14,398.26	9.45%	-0.40%	(609.73)	15,007.99	(4)
Hentai	415,085.26	23,049.79	5.55%	2.62%	10,875.23	12,174.56	(4)
Karaoke	19,897.33	19,897.33	100.00%	100.00%	19,897.33	–	(4)
Live Action	282,922.39	27,653.58	9.77%	5.97%	16,890.47	10,763.11	(4)
	890,284.26	85,790.83	128.74%	108.16%	47,047.32	38,743.51

(1)	Detail taken from Completed Masters spreadsheet
(2)	Detail taken from Film-Forecast-Computation Analysis spreadsheet
(3)	I excluded this difference when I initially compared the percentages alone. At 12/31/04 we did not know NuTech would end up dropping this line entirely in 6/30/05.
(4)
The quarter ended June 30, 2005 was a transition period in which NuTech products went from direct sales to sales via third party distributor on a consignment basis. The sales mixture percentages reflect this delay in recording the sales.

NuTech Digital, Inc.
Film-Forecast-Computation Analysis

	ACTUAL NET SALES							PROJECTED NET SALES
	12/31/2003	12/31/2004		3/31/2005		6/30/2005		9/30/2005		12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009
Sales, net	$	$	% of Total $	$	$% of Total $	$	$% of Total $	$	$% of Total $	$				Most Expire
Concert (not interally produced)	–	57,717	1.38%	3,238	0.36%	(200)	-0.07%	90,910	5.00%	15,000	150,000	150,000	150,000	150,000
General	340,936	856,066	20.48%	277,107	30.50%	(7,074)	-2.36%	44,218	14.00%	42,000	420,000	420,000	420,000	420,000
Hentai	1,942,996	2,481,269	59.35%	454,098	49.98%	257,582	86.08%	359,894	75.00%	225,000	2,250,000	2,250,000	2,250,000	2,250,000
Karaoke	1,078,185	506,214	12.11%	76,580	8.43%	(2,063)	-0.69%	2,476	0.00%	–	–	–	–	–
Live Action	383,180	279,310	6.68%	97,452	10.73%	51,007	17.04%	64,964	6.00%	18,000	180,000	180,000	180,000	180,000
Total Actual Sales	3,745,297	4,180,576	1,045,144.00	908,475	100.00%	299,252	100.00%	562,462	100.00%	300,000	3,000,000	3,000,000	3,000,000	3,000,000
Percentage of previous (comparable) period sales			1/4 of YTD 2004	86.92%		32.94%		187.96%		53.34%	144.91%	100.00%	100.00%	100.00%

Estimated Remaining Revenue*	12/31/2003	12/31/2004		3/31/2005		6/30/2005
Concert (not interally produced)	766,665	766,665		708,948		705,710
General	3,233,253	2,892,317		2,036,251		1,759,144
Hentai	14,720,839	12,777,843		10,296,574		9,842,476
Karaoke	1,661,392	583,207		76,993		413
Live Action	1,613,913	1,230,733		951,423		853,971
Total Estimated Remaining Revenue	21,996,062	18,250,765		14,070,189		13,161,714

Expense Ratio for Completed Masters	12/31/2003	12/31/2004		3/31/2005		6/30/2005
% of NBV that should be expensed
Concert (not interally produced)	0.00%	7.53%		0.46%		-0.03%
General	10.54%	29.60%		13.61%		-0.40%
Hentai	13.20%	19.42%		4.41%		2.62%
Karaoke	64.90%	86.80%		99.46%		-499.52%
Live Action	23.74%	22.69%		10.24%		5.97%

Conclusions:
1	Per review of the above detail, the completed master for the Karaoke group s/b fully expensed ($19,101.44 @ 6/30/05)
2	Per discussion with Joe, the concert group is being sold through WEA contract. Completed master still has value to the company.
3	Expense ratios for completed masters are within material range of actual amortization recorded on completed masters

*Estimated Remaining Revenue is based on revenue remaining at the beginning of the period

NUTECH DIGITAL
COMPLETED MASTERS
12/31/02

SL 7 Years
First Year 1/2, Last Year 1/2		2000	2001	2001	2002	2002
Item		Accum	Amortization	Accum	Amortization	Accum
Number	Cost	Amortization	Expense	Amortization	Expense	Amortization

001	2,498.11	1,832.01	356.87	2,188.88	356.87	2,545.76
002	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
004	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
005	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
006	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
007	1,249.43	916.28	178.49	1,094.77	178.49	1,273.26
009	1,249.43	916.28	178.49	1,094.77	178.49	1,273.26
010	1,249.43	916.28	178.49	1,094.77	178.49	1,273.26
011	3,651.76	260.84	521.68	782.52	521.68	1,304.20
012	3,651.61	260.83	521.66	782.49	521.66	1,304.15
013	1,249.43	916.28	178.49	1,094.77	178.49	1,273.26
014	1,249.43	916.28	178.49	1,094.77	178.49	1,273.26
015	1,249.43	916.28	178.49	1,094.77	178.49	1,273.26
016	1,249.43	916.28	178.49	1,094.77	178.49	1,273.26
017	3,651.61	260.83	521.66	782.49	521.66	1,304.15

018	3,651.61	260.83	521.66	782.49	521.66	1,304.15
019	3,651.61	260.83	521.66	782.49	521.66	1,304.15
020	3,651.61	260.83	521.66	782.49	521.66	1,304.15
021	3,651.61	260.83	521.66	782.49	521.66	1,304.15
022	3,651.61	260.83	521.66	782.49	521.66	1,304.15
023	3,651.61	260.83	521.66	782.49	521.66	1,304.15
024	3,651.61	260.83	521.66	782.49	521.66	1,304.15
025	3,651.61	260.83	521.66	782.49	521.66	1,304.15
026	3,651.61	260.83	521.66	782.49	521.66	1,304.15
027	3,651.61	260.83	521.66	782.49	521.66	1,304.15
028	3,651.61	260.83	521.66	782.49	521.66	1,304.15
029	3,651.61	260.83	521.66	782.49	521.66	1,304.15
030	3,651.61	260.83	521.66	782.49	521.66	1,304.15
031	3,651.61	260.83	521.66	782.49	521.66	1,304.15
032	3,651.61	260.83	521.66	782.49	521.66	1,304.15
033	3,651.61	260.83	521.66	782.49	521.66	1,304.15
034	3,651.61	260.83	521.66	782.49	521.66	1,304.15
035	3,651.61	260.83	521.66	782.49	521.66	1,304.15
036	3,651.61	260.83	521.66	782.49	521.66	1,304.15
037	3,651.61	260.83	521.66	782.49	521.66	1,304.15
038	3,651.61	260.83	521.66	782.49	521.66	1,304.15
039	3,651.61	260.83	521.66	782.49	521.66	1,304.15
040	3,651.61	260.83	521.66	782.49	521.66	1,304.15
041	3,651.61	260.83	521.66	782.49	521.66	1,304.15
042	3,651.61	260.83	521.66	782.49	521.66	1,304.15
043	3,651.61	260.83	521.66	782.49	521.66	1,304.15
044	3,651.61	260.83	521.66	782.49	521.66	1,304.15
101	3,123.58	2,290.70	446.23	2,736.93	446.23	3,183.15
102	15,617.91	11,453.52	2231.13	13,684.65	2231.13	15,915.78
103	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
104	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
105	8,216.12	586.87	1173.73	1,760.60	1173.73	2,934.33
105	5,432.68		388.05	388.05	776.10	1,164.15
106	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
107	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
108	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
109	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
110	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
111	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
112	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
113	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
114	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
115	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
116	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
117	6,390.31	456.45	912.90	1,369.35	912.90	2,282.25

117	2,237.05		159.79	159.79	319.58	479.37
118	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
119	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
120	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
121	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
122	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
123	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
124	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
125	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
126	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
127	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
128	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
129	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
130	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
131	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
132	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
133	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
134	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
135	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
136	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
137	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
138	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
139	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
140	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
141	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
142	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
143	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
144	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
145	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
146	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
147	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
148	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
149	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
150	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
152	6,390.31	456.45	912.90	1,369.35	912.90	2,282.25
152	2,483.37		177.38	177.38	354.77	532.15
153	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
154	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
155	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
156	2,186.51	1,603.49	312.36	1,915.85	312.36	2,228.21
157	6,390.31	456.45	912.90	1,369.35	912.90	2,282.25
157	2,483.36		177.38	177.38	354.77	532.15
158	12,780.63	912.90	1825.80	2,738.71	1825.80	4,564.51
162	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
163	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
164	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
165	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
166	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
167	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
168	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
169	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
170	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
171	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
172	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
173	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
174	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
175	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
176	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
177	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
178	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
179	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
180	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
181	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
182	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
183	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
184	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
185	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
186	4,997.73	3,665.13	713.96	4,379.09	713.96	5,093.05
187	8,216.12	586.87	1173.73	1,760.60	1173.73	2,934.33
187	4,384.99		313.21	313.21	626.43	939.64
188	8,216.12	586.87	1173.73	1,760.60	1173.73	2,934.33
188	4,153.59		296.68	296.68	593.37	890.05
189	8,216.12	586.87	1173.73	1,760.60	1173.73	2,934.33
189	4,153.59		296.68	296.68	593.37	890.05
190	8,216.12	586.87	1173.73	1,760.60	1173.73	2,934.33
190	4,153.59		296.68	296.68	593.37	890.05
191	8,216.12	586.87	1173.73	1,760.60	1173.73	2,934.33
191	4,280.12		305.72	305.72	611.45	917.17
192	8,216.12	586.87	1173.73	1,760.60	1173.73	2,934.33
192	4,280.12		305.72	305.72	611.45	917.17
193	8,216.12	586.87	1173.73	1,760.60	1173.73	2,934.33
193	4,280.12		305.72	305.72	611.45	917.17
194	8,216.12	586.87	1173.73	1,760.60	1173.73	2,934.33
194	4,280.12		305.72	305.72	611.45	917.17
195	8,216.12	586.87	1173.73	1,760.60	1173.73	2,934.33
195	4,077.67		291.26	291.26	582.52	873.79
196	8,216.12	586.87	1173.73	1,760.60	1173.73	2,934.33
196	4,077.67		291.26	291.26	582.52	873.79
197	8,216.12	586.87	1173.73	1,760.60	1173.73	2,934.33
197	4,077.67		291.26	291.26	582.52	873.79
198	8,216.12	586.87	1173.73	1,760.60	1173.73	2,934.33
198	4,077.67		291.26	291.26	582.52	873.79
199	8,216.12	586.87	1173.73	1,760.60	1173.73	2,934.33
199	4,204.20		300.30	300.30	600.60	900.90
200	8,216.12	586.87	1173.73	1,760.60	1173.73	2,934.33
200	4,204.20		300.30	300.30	600.60	900.90
201	8,216.12	586.87	1173.73	1,760.60	1173.73	2,934.33
201	4,204.20		300.30	300.30	600.60	900.90
202	8,216.12	586.87	1173.73	1,760.60	1173.73	2,934.33
202	4,204.34		300.31	300.31	600.62	900.93
203	32,864.47	2,347.46	4694.92	7,042.39	4694.92	11,737.31
204	32,864.47	2,347.46	4694.92	7,042.39	4694.92	11,737.31
205	32,864.47	2,347.46	4694.92	7,042.39	4694.92	11,737.31
206	32,864.47	2,347.46	4694.92	7,042.39	4694.92	11,737.31
300	93,707.44	68,721.12	13386.78	82,107.89	13386.78	95,494.67
400	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
401	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
402	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
403	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
404	4,564.51	326.04	652.07	978.11	652.07	1,630.18
404	2,277.54		162.68	162.68	325.36	488.04
405	4,564.51	326.04	652.07	978.11	652.07	1,630.18
405	1,923.25		137.38	137.38	274.75	412.13
406	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
407	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
408	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
409	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
410	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
411	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
412	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
413	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
414	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
415	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
416	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
417	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
418	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
419	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
420	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
421	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
422	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
423	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
424	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
425	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
426	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
427	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
428	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
429	4,685.37	3,436.05	669.34	4,105.39	669.34	4,774.73
430	10,932.53	8,017.46	1561.79	9,579.25	1561.79	11,141.04
431	10,932.53	8,017.46	1561.79	9,579.25	1561.79	11,141.04
432	10,932.53	8,017.46	1561.79	9,579.25	1561.79	11,141.04
433	4,564.51	326.04	652.07	978.11	652.07	1,630.18
434	18,741.49	13,744.22	2677.36	16,421.58	2677.36	19,098.94
434	2,632.01		188.00	188.00	376.00	564.00
435	4,685.37	3,436.05	669.34	4,105.39	669.34	4,774.73
436	3,748.30	2,748.85	535.47	3,284.32	535.47	3,819.79
437	3,748.30	2,748.85	535.47	3,284.32	535.47	3,819.79
438	3,748.30	2,748.85	535.47	3,284.32	535.47	3,819.79
439	3,748.30	2,748.85	535.47	3,284.32	535.47	3,819.79
440	4,685.37	3,436.05	669.34	4,105.39	669.34	4,774.73
441	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
442	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
443	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
444	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
445	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
446	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
447	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
448	2,811.22	2,061.63	401.60	2,463.23	401.60	2,864.84
449	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
450	2,936.17	2,153.26	419.45	2,572.72	419.45	2,992.17
451	2,936.17	2,153.26	419.45	2,572.72	419.45	2,992.17
452	2,936.17	2,153.26	419.45	2,572.72	419.45	2,992.17
453	8,808.50	6,459.79	1258.36	7,718.14	1258.36	8,976.50
454	4,685.37	3,436.05	669.34	4,105.39	669.34	4,774.73
455	6,207.73	443.41	886.82	1,330.23	886.82	2,217.05
456	6,207.73	443.41	886.82	1,330.23	886.82	2,217.05
457	6,207.73	443.41	886.82	1,330.23	886.82	2,217.05
458	6,207.73	443.41	886.82	1,330.23	886.82	2,217.05
459	6,207.73	443.41	886.82	1,330.23	886.82	2,217.05
460	31,038.67	2,217.05	4434.10	6,651.14	4434.10	11,085.24
461	4,564.51	326.04	652.07	978.11	652.07	1,630.18
462	4,564.51	326.04	652.07	978.11	652.07	1,630.18
463	4,564.51	326.04	652.07	978.11	652.07	1,630.18
464	4,564.51	326.04	652.07	978.11	652.07	1,630.18
465	4,564.51	326.04	652.07	978.11	652.07	1,630.18
466	4,564.51	326.04	652.07	978.11	652.07	1,630.18
467	4,564.51	326.04	652.07	978.11	652.07	1,630.18
468	4,564.51	326.04	652.07	978.11	652.07	1,630.18
468	354.28		25.31	25.31	50.61	75.92
469	4,564.51	326.04	652.07	978.11	652.07	1,630.18
470	4,564.51	326.04	652.07	978.11	652.07	1,630.18
471	4,564.51	326.04	652.07	978.11	652.07	1,630.18
471	1,923.25		137.38	137.38	274.75	412.13
472	4,564.51	326.04	652.07	978.11	652.07	1,630.18
473	4,564.51	326.04	652.07	978.11	652.07	1,630.18
474	4,564.51	326.04	652.07	978.11	652.07	1,630.18
474	2,277.54		162.68	162.68	325.36	488.04
475	4,564.51	326.04	652.07	978.11	652.07	1,630.18
475	1,923.25		137.38	137.38	274.75	412.13
476	4,564.51	326.04	652.07	978.11	652.07	1,630.18
476	354.28		25.31	25.31	50.61	75.92
477	4,564.51	326.04	652.07	978.11	652.07	1,630.18
478	4,564.51	326.04	652.07	978.11	652.07	1,630.18
478	2,277.54		162.68	162.68	325.36	488.04
479	4,564.51	326.04	652.07	978.11	652.07	1,630.18
479	2,277.54		162.68	162.68	325.36	488.04
480	4,564.51	326.04	652.07	978.11	652.07	1,630.18
480	2,277.54		162.68	162.68	325.36	488.04
481	4,564.51	326.04	652.07	978.11	652.07	1,630.18
482	4,564.51	326.04	652.07	978.11	652.07	1,630.18
483	4,564.51	326.04	652.07	978.11	652.07	1,630.18
483	1,923.25		137.38	137.38	274.75	412.13
484	4,564.51	326.04	652.07	978.11	652.07	1,630.18
485	4,564.51	326.04	652.07	978.11	652.07	1,630.18
486	4,564.51	326.04	652.07	978.11	652.07	1,630.18
487	4,564.51	326.04	652.07	978.11	652.07	1,630.18
488	4,564.51	326.04	652.07	978.11	652.07	1,630.18
489	4,564.51	326.04	652.07	978.11	652.07	1,630.18
490	4,564.51	326.04	652.07	978.11	652.07	1,630.18
491	4,564.51	326.04	652.07	978.11	652.07	1,630.18
492	4,564.51	326.04	652.07	978.11	652.07	1,630.18
492	2,277.54		162.68	162.68	325.36	488.04
493	4,564.51	326.04	652.07	978.11	652.07	1,630.18
493	2,277.54		162.68	162.68	325.36	488.04
494	4,564.51	326.04	652.07	978.11	652.07	1,630.18
495	4,564.51	326.04	652.07	978.11	652.07	1,630.18
496	4,564.51	326.04	652.07	978.11	652.07	1,630.18
496	2,911.20		207.94	207.94	415.89	623.83
497	4,564.51	326.04	652.07	978.11	652.07	1,630.18
497	2,667.66		190.55	190.55	381.09	571.64
498	4,564.51	326.04	652.07	978.11	652.07	1,630.18
498	2,489.01		177.79	177.79	355.57	533.36
499	2,251.39		160.81	160.81	321.63	482.44
501	6,390.31	456.45	912.90	1,369.35	912.90	2,282.25
501	2,685.29		191.81	191.81	383.61	575.42
502	6,390.31	456.45	912.90	1,369.35	912.90	2,282.25
502	3,143.00		224.50	224.50	449.00	673.50
503	6,390.31	456.45	912.90	1,369.35	912.90	2,282.25
503	2,205.67		157.55	157.55	315.10	472.64
504	6,390.31	456.45	912.90	1,369.35	912.90	2,282.25
504	2,614.53		186.75	186.75	373.50	560.26
505	6,390.31	456.45	912.90	1,369.35	912.90	2,282.25
505	2,496.42		178.32	178.32	356.63	534.95
506	6,390.31	456.45	912.90	1,369.35	912.90	2,282.25
506	2,489.51		177.82	177.82	355.64	533.47
507	6,390.31	456.45	912.90	1,369.35	912.90	2,282.25
507	2,708.75		193.48	193.48	386.96	580.45
508	6,390.31	456.45	912.90	1,369.35	912.90	2,282.25
509	6,390.31	456.45	912.90	1,369.35	912.90	2,282.25
510	8,672.57	619.47	1238.94	1,858.41	1238.94	3,097.35
510	2,380.28		170.02	170.02	340.04	510.06
511	8,672.57	619.47	1238.94	1,858.41	1238.94	3,097.35
511	1,925.27		137.52	137.52	275.04	412.56
512	8,672.57	619.47	1238.94	1,858.41	1238.94	3,097.35
512	2,286.96		163.35	163.35	326.71	490.06
513	8,672.57	619.47	1238.94	1,858.41	1238.94	3,097.35
513	2,413.62		172.40	172.40	344.80	517.20
514	8,672.57	619.47	1238.94	1,858.41	1238.94	3,097.35
514	2,389.54		170.68	170.68	341.36	512.04
515	8,672.57	619.47	1238.94	1,858.41	1238.94	3,097.35
515	2,383.98		170.28	170.28	340.57	510.85
516	8,672.57	619.47	1238.94	1,858.41	1238.94	3,097.35
516	2,277.54		162.68	162.68	325.36	488.04
517	8,672.57	619.47	1238.94	1,858.41	1238.94	3,097.35
517	2,283.26		163.09	163.09	326.18	489.27
518	8,672.57	619.47	1238.94	1,858.41	1238.94	3,097.35
518	2,307.34		164.81	164.81	329.62	494.43
519	8,672.57	619.47	1238.94	1,858.41	1238.94	3,097.35
519	2,176.31		155.45	155.45	310.90	466.35
520	8,672.57	619.47	1238.94	1,858.41	1238.94	3,097.35
520	2,375.22		169.66	169.66	339.32	508.98
521	8,672.57	619.47	1238.94	1,858.41	1238.94	3,097.35
521	2,500.52		178.61	178.61	357.22	535.83
522	6,390.31	456.45	912.90	1,369.35	912.90	2,282.25
522	2,405.58		171.83	171.83	343.65	515.48
523	6,390.31	456.45	912.90	1,369.35	912.90	2,282.25
523	2,333.72		166.69	166.69	333.39	500.08
524	6,390.31	456.45	912.90	1,369.35	912.90	2,282.25
524	2,428.41		173.46	173.46	346.92	520.37
525	6,390.31	456.45	912.90	1,369.35	912.90	2,282.25
525	2,277.54		162.68	162.68	325.36	488.04
526	6,390.31	456.45	912.90	1,369.35	912.90	2,282.25
526	2,531.52		180.82	180.82	361.65	542.47
529	4,564.51	326.04	652.07	978.11	652.07	1,630.18
529	2,277.54		162.68	162.68	325.36	488.04
530	4,564.51	326.04	652.07	978.11	652.07	1,630.18
530	1,822.03		130.14	130.14	260.29	390.43
531	4,564.51	326.04	652.07	978.11	652.07	1,630.18
531	2,176.31		155.45	155.45	310.90	466.35
532	4,564.51	326.04	652.07	978.11	652.07	1,630.18
532	1,822.03		130.14	130.14	260.29	390.43
533	4,564.51	326.04	652.07	978.11	652.07	1,630.18
533	2,277.54		162.68	162.68	325.36	488.04
534	4,564.51	326.04	652.07	978.11	652.07	1,630.18
534	1,822.03		130.14	130.14	260.29	390.43
535	4,564.51	326.04	652.07	978.11	652.07	1,630.18
535	2,277.54		162.68	162.68	325.36	488.04
536	4,564.51	326.04	652.07	978.11	652.07	1,630.18
536	2,277.54		162.68	162.68	325.36	488.04
537	4,564.51	326.04	652.07	978.11	652.07	1,630.18
537	1,923.25		137.38	137.38	274.75	412.13
538	4,564.51	326.04	652.07	978.11	652.07	1,630.18
538	2,277.54		162.68	162.68	325.36	488.04
539	4,564.51	326.04	652.07	978.11	652.07	1,630.18
539	1,923.25		137.38	137.38	274.75	412.13
540	4,564.51	326.04	652.07	978.11	652.07	1,630.18
540	2,277.54		162.68	162.68	325.36	488.04
541	4,564.51	326.04	652.07	978.11	652.07	1,630.18
541	2,277.54		162.68	162.68	325.36	488.04
542	4,564.51	326.04	652.07	978.11	652.07	1,630.18
542	1,822.03		130.14	130.14	260.29	390.43
543	2,412.60		172.33	172.33	344.66	516.99
544	6,927.98		494.86	494.86	989.71	1,484.57
545	6,927.98		494.86	494.86	989.71	1,484.57
546	6,904.70		493.19	493.19	986.39	1,479.58
547	3,918.07				279.86	279.86
549	7,163.83		511.70	511.70	1023.40	1,535.11
549	454.98				32.50	32.50
550	7,246.84		517.63	517.63	1035.26	1,552.89
550	709.78				50.70	50.70
552	8,326.41		594.74	594.74	1189.49	1,784.23
552	454.98				32.50	32.50
553	8,302.10		593.01	593.01	1186.01	1,779.02
553	454.98				32.50	32.50
554	8,302.10		593.01	593.01	1186.01	1,779.02
554	454.98				32.50	32.50
555	8,302.10		593.01	593.01	1186.01	1,779.02
555	454.98				32.50	32.50
557	9,037.97		645.57	645.57	1291.14	1,936.71
557	556.09				39.72	39.72
558	6,786.66		484.76	484.76	969.52	1,454.29
558	707.76				50.55	50.55
559	6,786.66		484.76	484.76	969.52	1,454.29
559	707.76				50.55	50.55
561	7,559.74		539.98	539.98	1079.96	1,619.94
561	454.98				32.50	32.50
562	7,559.74		539.98	539.98	1079.96	1,619.94
562	531.82				37.99	37.99
563	7,559.72		539.98	539.98	1079.96	1,619.94
563	454.98				32.50	32.50
565	8,014.90		572.49	572.49	1144.99	1,717.48
565	454.98				32.50	32.50
566	8,014.90		572.49	572.49	1144.99	1,717.48
566	454.98				32.50	32.50
568	6,017.23		429.80	429.80	859.60	1,289.41
568	454.98				32.50	32.50
569	6,017.24		429.80	429.80	859.61	1,289.41
569	454.98				32.50	32.50
570	6,017.23		429.80	429.80	859.60	1,289.41
570	454.98				32.50	32.50
571	6,017.24		429.80	429.80	859.61	1,289.41
571	454.98				32.50	32.50
573	6,381.65		455.83	455.83	911.66	1,367.50
573	454.98				32.50	32.50
574	6,381.64		455.83	455.83	911.66	1,367.49
574	454.98				32.50	32.50
575	6,381.64		455.83	455.83	911.66	1,367.49
575	454.98				32.50	32.50
576	6,381.65		455.83	455.83	911.66	1,367.50
576	454.98				32.50	32.50
578	7,914.86		565.35	565.35	1130.69	1,696.04
578	454.98				32.50	32.50
579	7,778.20		555.59	555.59	1111.17	1,666.76
579	454.98				32.50	32.50
580	7,601.07		542.93	542.93	1085.87	1,628.80
580	454.98				32.50	32.50
582	6,522.64		465.90	465.90	931.81	1,397.71
582	454.98				32.50	32.50
583	6,660.31		475.74	475.74	951.47	1,427.21
583	454.98				32.50	32.50
584	6,660.37		475.74	475.74	951.48	1,427.22
584	454.98				32.50	32.50
586	1,645.57				117.54	117.54
587	1,357.40				96.96	96.96
589	1,475.10				105.36	105.36
590	1,475.12				105.37	105.37
591	2,692.51				192.32	192.32
594	5,556.09				396.86	396.86
595	5,556.09				396.86	396.86
596	5,556.09				396.86	396.86
597	5,727.98				409.14	409.14
598	5,727.98				409.14	409.14
600	1,233.54				88.11	88.11
601	1,299.26				92.80	92.80
602	1,233.54				88.11	88.11
609	3,569.23				254.94	254.94
610	3,063.67				218.83	218.83
612	3,556.03				254.00	254.00
613	3,384.14				241.72	241.72
644	10,830.35				773.60	773.60
645	10,827.32				773.38	773.38
646	10,830.09				773.58	773.58
647	10,820.24				772.87	772.87
649	10,769.69				769.26	769.26
650	10,769.69				769.26	769.26
651	10,769.69				769.26	769.26
652	10,769.69				769.26	769.26
654	10,882.17				777.30	777.30
655	10,676.92				762.64	762.64
657	9,034.33				645.31	645.31
657	600.01				42.86	42.86
658	8,470.00				605.00	605.00
659	10,899.87				778.56	778.56
660	9,957.83				711.27	711.27
661	1,404.20				100.30	100.30
661	5,425.00				387.50	387.50
662	1,449.20				103.51	103.51
662	5,425.00				387.50	387.50
664	1,227.20				87.66	87.66
664	5,400.00				385.71	385.71
665	1,227.20				87.66	87.66
665	5,400.00				385.71	385.71
667	17,397.67				1242.69	1,242.69
667	600.01				42.86	42.86
668	8,610.00				615.00	615.00
668	599.98				42.86	42.86
670	1,372.50				98.04	98.04
670	462.50				33.04	33.04
672	10,918.39				779.88	779.88
674	11,058.87				789.92	789.92
675	11,464.21				818.87	818.87
676	11,263.92				804.57	804.57
677	11,466.15				819.01	819.01
678	8,285.55				591.82	591.82
679	8,424.58				601.76	601.76
681	7,172.50				512.32	512.32
683	15,232.00				1088.00	1,088.00
684	15,302.20				1093.01	1,093.01
685	10,980.11				784.29	784.29
687	10,271.00				733.64	733.64
688	12,192.00				870.86	870.86
689	14,942.00				1067.29	1,067.29
690	15,383.00				1098.79	1,098.79
691	15,310.00				1093.57	1,093.57
392	15,283.00				1091.64	1,091.64
693	15,283.00				1091.64	1,091.64
696	15,283.00				1091.64	1,091.64
698	15,283.00				1091.64	1,091.64
700	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
701	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
702	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
703	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
705	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
707	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
800	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
801	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
802	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
803	10,031.28		716.52	716.52	1433.04	2,149.56
804	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
805	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
806	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
807	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
808	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
809	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
810	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
811	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
812	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
813	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
814	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
815	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
816	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
817	4,373.01	3,206.98	624.72	3,831.70	624.72	4,456.41
818	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
819	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
820	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
821	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
822	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
823	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
824	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
825	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
826	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
827	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
828	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
829	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
830	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
831	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
832	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
833	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
834	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
835	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
836	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
837	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
838	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
839	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
840	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
841	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
842	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
843	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
844	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
845	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
846	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
847	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
848	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
849	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
851	3,748.30	2,748.85	535.47	3,284.32	535.47	3,819.79
852	3,748.30	2,748.85	535.47	3,284.32	535.47	3,819.79
853	3,748.30	2,748.85	535.47	3,284.32	535.47	3,819.79
854	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
855	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
856	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
857	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
858	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
859	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
860	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
861	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
862	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
863	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
864	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
865	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
866	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
867	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
868	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
869	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
870	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
871	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
872	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
876	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
877	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
878	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
879	2,186.51	1,603.49	312.36	1,915.85	312.36	2,228.21
880	2,186.51	1,603.49	312.36	1,915.85	312.36	2,228.21
881	2,186.51	1,603.49	312.36	1,915.85	312.36	2,228.21
882	2,186.51	1,603.49	312.36	1,915.85	312.36	2,228.21
883	2,186.51	1,603.49	312.36	1,915.85	312.36	2,228.21
884	2,186.51	1,603.49	312.36	1,915.85	312.36	2,228.21
885	2,186.51	1,603.49	312.36	1,915.85	312.36	2,228.21
886	2,186.51	1,603.49	312.36	1,915.85	312.36	2,228.21
887	2,186.51	1,603.49	312.36	1,915.85	312.36	2,228.21
888	2,186.51	1,603.49	312.36	1,915.85	312.36	2,228.21
889	2,186.51	1,603.49	312.36	1,915.85	312.36	2,228.21
890	7,496.60	5,497.69	1070.94	6,568.64	1070.94	7,639.58
891	3,123.58	2,290.70	446.23	2,736.93	446.23	3,183.15
892	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
893	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
894	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
895	1,561.79	1,145.35	223.11	1,368.46	223.11	1,591.58
896	2,186.51	1,603.49	312.36	1,915.85	312.36	2,228.21
897	2,186.51	1,603.49	312.36	1,915.85	312.36	2,228.21
898	2,186.51	1,603.49	312.36	1,915.85	312.36	2,228.21
900	5,622.45	4,123.27	803.21	4,926.48	803.21	5,729.68
901	5,622.45	4,123.27	803.21	4,926.48	803.21	5,729.68
903	12,494.33	9,162.82	1784.90	10,947.72	1784.90	12,732.63
904	12,494.33	9,162.82	1784.90	10,947.72	1784.90	12,732.63
905	12,494.33	9,162.82	1784.90	10,947.72	1784.90	12,732.63
906	12,494.33	9,162.82	1784.90	10,947.72	1784.90	12,732.63
907	12,494.33	9,162.82	1784.90	10,947.72	1784.90	12,732.63
908	12,494.33	9,162.82	1784.90	10,947.72	1784.90	12,732.63
909	5,622.45	4,123.27	803.21	4,926.48	803.21	5,729.68
910	5,622.45	4,123.27	803.21	4,926.48	803.21	5,729.68
911	5,622.45	4,123.27	803.21	4,926.48	803.21	5,729.68

KCDGBS5317	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS5417	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS5517	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS5617	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS5717	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS5817	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS5917	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS6017	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS6117	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS6217	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS6317	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS6417	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS6517	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS6617	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS6717	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS6817	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS6917	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS7017	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS7117	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS7217	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS7317	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS7417	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS7517	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS7617	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS7717	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS7817	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS7917	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS8017	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS8117	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS8217	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS8317	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS8417	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS8517	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS8617	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS8717	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS8817	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS8917	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS9017	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS9117	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS9217	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS9317	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS9417	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS9517	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS9617	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS9717	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS9817	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGBS9917	1,499.32	1,099.54	214.19	1,313.73	214.19	1,527.92
KCDGHSC001	3,748.30	2,748.85	535.47	3,284.32	535.47	3,819.79
KCDGHSC002	3,748.30	2,748.85	535.47	3,284.32	535.47	3,819.79
KCDGHSC003	3,748.30	2,748.85	535.47	3,284.32	535.47	3,819.79
KCDGHSC004	3,748.30	2,748.85	535.47	3,284.32	535.47	3,819.79
KCDGHSP001	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
KCDGHSP002	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
KCDGHSP003	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
KCDGHSP004	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
KCDGHSPAK#1	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
KCDGHSPAK#2	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
KCDGHSPAK#3	2,498.87	1,832.57	356.98	2,189.55	356.98	2,546.53
KCDGKH#26	3,123.58	2,290.70	446.23	2,736.93	446.23	3,183.15
KCDGKH#27	3,123.58	2,290.70	446.23	2,736.93	446.23	3,183.15
KCDGN1001	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KCDGN1002	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KCDGN1003	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KCDGN1004	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KCDGN1005	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KCDGN1007	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KCDGN1009	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KCDGN1011	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KCDGN1012	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KCDGN1013	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KCDGN1014	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KCDGN1053	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KCDGN1054	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KCDGN1055	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KCDGN1056	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KCDGN1057	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KCDGN1058	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KCDGN1059	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KCDGN1060	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KCDGN1061	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KCDGN1062	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KCDGN1063	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KCDGSAVA01	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVA02	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVA03	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVA04	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVA05	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVA06	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVA07	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVA08	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVA09	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVA10	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVA11	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVA12	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVA13	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVA14	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVA15	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVA16	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVA17	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVA18	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVA19	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP01	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP02	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP03	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP04	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP05	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP06	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP07	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP08	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP09	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP10	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP11	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP12	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP13	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP14	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP15	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP16	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP17	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP18	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP19	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP20	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP21	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP22	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP23	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP24	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP25	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP26	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP27	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP28	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP29	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP30	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP31	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP32	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP33	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP34	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP35	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP36	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP37	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP38	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP39	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP40	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KCDGSAVP41	6,247.16	4,581.41	892.45	5,473.86	892.45	6,366.31
KHSP#1-01	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#1-02	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#1-03	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#1-04	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#1-05	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#1-06	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#1-07	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#1-08	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#1-09	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#1-10	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#1-11	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#1-12	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#2-01	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#2-02	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#2-03	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#2-04	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#2-05	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#2-06	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#2-07	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#2-08	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#2-09	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#2-10	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#2-11	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#2-12	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#3-01	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#3-02	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#3-03	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#3-04	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#3-05	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#3-06	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#3-07	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#3-08	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#3-09	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#3-10	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#3-11	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KHSP#3-12	3,654.59	2,680.12	522.08	3,202.21	522.08	3,724.29
KLDN1006	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1008	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1010	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1015	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1016	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1017	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1018	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1019	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1020	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1021	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1022	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1023	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1024	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1025	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1026	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1027	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1028	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1029	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1030	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1031	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1032	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1033	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1034	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1035	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1036	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1037	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1038	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1039	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1040	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1041	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1042	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1043	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1044	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1045	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1046	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1047	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1048	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1049	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1050	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1051	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
KLDN1052	10,620.18	7,788.40	1517.17	9,305.56	1517.17	10,822.73
NTDBD#1	1,874.15	1,374.42	267.74	1,642.16	267.74	1,909.89
NTDBD#2	1,874.15	1,374.42	267.74	1,642.16	267.74	1,909.89
NTDBD#3	1,874.15	1,374.42	267.74	1,642.16	267.74	1,909.89
	4,087,654.08	1,681,801.06	477,520.25	2,159,321.31	546,421.14	2,705,742.45

	2,203,749.00

SL 7 Years							Transferred to Advance Royalty
First Year 1/2, Last Year 1/2		2002	2002	12/31/2003	12/31/2003			6/30/2003			12/31/2003	Final 12/31/2003
Item		Amortization	Accum	Amortization	Accum			Accum	Net Book		Amort	Accum
Number	Cost	Expense	Amortization	Expense	Amortization		Cost	Amortization	Value	Cost	Expense	Amort
001	2,498.11	356.87	2,545.76	(47.65)	2,498.11	-				2,498.11	(47.65)	2,498.11
002	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
004	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
005	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
006	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
007	1,249.43	178.49	1,273.26	(23.83)	1,249.43	-				1,249.43	(23.83)	1,249.43
009	1,249.43	178.49	1,273.26	(23.83)	1,249.43	-				1,249.43	(23.83)	1,249.43
010	1,249.43	178.49	1,273.26	(23.83)	1,249.43	-				1,249.43	(23.83)	1,249.43
011	3,651.76	521.68	1,304.20	521.68	1,825.88	-				3,651.76	521.68	1,825.88
012	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
013	1,249.43	178.49	1,273.26	(23.83)	1,249.43	-				1,249.43	(23.83)	1,249.43
014	1,249.43	178.49	1,273.26	(23.83)	1,249.43	-				1,249.43	(23.83)	1,249.43
015	1,249.43	178.49	1,273.26	(23.83)	1,249.43	-				1,249.43	(23.83)	1,249.43
016	1,249.43	178.49	1,273.26	(23.83)	1,249.43	-				1,249.43	(23.83)	1,249.43
017	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
018	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
019	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
020	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
021	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
022	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
023	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
024	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
025	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
026	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
027	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
028	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
029	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
030	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
031	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
032	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
033	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
034	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
035	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
036	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
037	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
038	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
039	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
040	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
041	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
042	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
043	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
044	3,651.61	521.66	1,304.15	521.66	1,825.81	-				3,651.61	521.66	1,825.81
101	3,123.58	446.23	3,183.15	(59.57)	3,123.58	-				3,123.58	(59.57)	3,123.58
102	15,617.91	2,231.13	15,915.78	(297.87)	15,617.91	-				15,617.91	(297.87)	15,617.91
103	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
104	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
105	8,216.12	1,173.73	2,934.33	1,173.73	4,108.06	-				8,216.12	1,173.73	4,108.06
105	5,432.68	776.10	1,164.15	776.10	1,940.24	-				5,432.68	776.10	1,940.24
106	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
107	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
108	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
109	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
110	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
111	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
112	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
113	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
114	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
115	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
116	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
117	6,390.31	912.90	2,282.25	912.90	3,195.16	-				6,390.31	912.90	3,195.16
117	2,237.05	319.58	479.37	319.58	798.95	-				2,237.05	319.58	798.95
118	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
119	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
120	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
121	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
122	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
123	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
124	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
125	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
126	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
127	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
128	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
129	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
130	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
131	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
132	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
133	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
134	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
135	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
136	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
137	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
138	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
139	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
140	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
141	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
142	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
143	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
144	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
145	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
146	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
147	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
148	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
149	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
150	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
152	6,390.31	912.90	2,282.25	912.90	3,195.16	-				6,390.31	912.90	3,195.16
152	2,483.37	354.77	532.15	354.77	886.92	-				2,483.37	354.77	886.92
153	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
154	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
155	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
156	2,186.51	312.36	2,228.21	(41.70)	2,186.51	-				2,186.51	(41.70)	2,186.51
157	6,390.31	912.90	2,282.25	912.90	3,195.16	-				6,390.31	912.90	3,195.16
157	2,483.36	354.77	532.15	354.77	886.91	-				2,483.36	354.77	886.91
158	12,780.63	1,825.80	4,564.51	1,825.80	6,390.32	-				12,780.63	1,825.80	6,390.32
162	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
163	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
164	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
165	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
166	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
167	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
168	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
169	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
170	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
171	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
172	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
173	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
174	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
175	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
176	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
177	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
178	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
179	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
180	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
181	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
182	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
183	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
184	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
185	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
186	4,997.73	713.96	5,093.05	(95.32)	4,997.73	-				4,997.73	(95.32)	4,997.73
187	8,216.12	1,173.73	2,934.33	1,173.73	4,108.06	-				8,216.12	1,173.73	4,108.06
187	4,384.99	626.43	939.64	626.43	1,566.07	-				4,384.99	626.43	1,566.07
188	8,216.12	1,173.73	2,934.33	1,173.73	4,108.06	-				8,216.12	1,173.73	4,108.06
188	4,153.59	593.37	890.05	593.37	1,483.42	-				4,153.59	593.37	1,483.42
189	8,216.12	1,173.73	2,934.33	1,173.73	4,108.06	-				8,216.12	1,173.73	4,108.06
189	4,153.59	593.37	890.05	593.37	1,483.42	-				4,153.59	593.37	1,483.42
190	8,216.12	1,173.73	2,934.33	1,173.73	4,108.06	-				8,216.12	1,173.73	4,108.06
190	4,153.59	593.37	890.05	593.37	1,483.42	-				4,153.59	593.37	1,483.42
191	8,216.12	1,173.73	2,934.33	1,173.73	4,108.06	-				8,216.12	1,173.73	4,108.06
191	4,280.12	611.45	917.17	611.45	1,528.61	-				4,280.12	611.45	1,528.61
192	8,216.12	1,173.73	2,934.33	1,173.73	4,108.06	-				8,216.12	1,173.73	4,108.06
192	4,280.12	611.45	917.17	611.45	1,528.61	-				4,280.12	611.45	1,528.61
193	8,216.12	1,173.73	2,934.33	1,173.73	4,108.06	-				8,216.12	1,173.73	4,108.06
193	4,280.12	611.45	917.17	611.45	1,528.61	-				4,280.12	611.45	1,528.61
194	8,216.12	1,173.73	2,934.33	1,173.73	4,108.06	-				8,216.12	1,173.73	4,108.06
194	4,280.12	611.45	917.17	611.45	1,528.61	-				4,280.12	611.45	1,528.61
195	8,216.12	1,173.73	2,934.33	1,173.73	4,108.06	-				8,216.12	1,173.73	4,108.06
195	4,077.67	582.52	873.79	582.52	1,456.31	-				4,077.67	582.52	1,456.31
196	8,216.12	1,173.73	2,934.33	1,173.73	4,108.06	-				8,216.12	1,173.73	4,108.06
196	4,077.67	582.52	873.79	582.52	1,456.31	-				4,077.67	582.52	1,456.31
197	8,216.12	1,173.73	2,934.33	1,173.73	4,108.06	-				8,216.12	1,173.73	4,108.06
197	4,077.67	582.52	873.79	582.52	1,456.31	-				4,077.67	582.52	1,456.31
198	8,216.12	1,173.73	2,934.33	1,173.73	4,108.06	-				8,216.12	1,173.73	4,108.06
198	4,077.67	582.52	873.79	582.52	1,456.31	-				4,077.67	582.52	1,456.31
199	8,216.12	1,173.73	2,934.33	1,173.73	4,108.06	-				8,216.12	1,173.73	4,108.06
199	4,204.20	600.60	900.90	600.60	1,501.50	-				4,204.20	600.60	1,501.50
200	8,216.12	1,173.73	2,934.33	1,173.73	4,108.06	-				8,216.12	1,173.73	4,108.06
200	4,204.20	600.60	900.90	600.60	1,501.50	-				4,204.20	600.60	1,501.50
201	8,216.12	1,173.73	2,934.33	1,173.73	4,108.06	-				8,216.12	1,173.73	4,108.06
201	4,204.20	600.60	900.90	600.60	1,501.50	-				4,204.20	600.60	1,501.50
202	8,216.12	1,173.73	2,934.33	1,173.73	4,108.06	-				8,216.12	1,173.73	4,108.06
202	4,204.34	600.62	900.93	600.62	1,501.55	-				4,204.34	600.62	1,501.55
203	32,864.47	4,694.92	11,737.31	4,694.92	16,432.24	-				32,864.47	4,694.92	16,432.24
204	32,864.47	4,694.92	11,737.31	4,694.92	16,432.24	-				32,864.47	4,694.92	16,432.24
205	32,864.47	4,694.92	11,737.31	4,694.92	16,432.24	-				32,864.47	4,694.92	16,432.24
206	32,864.47	4,694.92	11,737.31	4,694.92	16,432.24	-				32,864.47	4,694.92	16,432.24
210	1,150.00			82.14	82.14	-				1,150.00	82.14	82.14
300	93,707.44	13,386.78	95,494.67	(1,787.23)	93,707.44	-				93,707.44	(1,787.23)	93,707.44
400	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
401	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
402	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
403	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
404	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
404	2,277.54	325.36	488.04	325.36	813.41	-				2,277.54	325.36	813.41
405	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
405	1,923.25	274.75	412.13	274.75	686.88	-				1,923.25	274.75	686.88
406	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
407	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
408	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
409	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
410	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
411	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
412	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
413	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
414	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
415	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
416	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
417	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
418	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
419	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
420	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
421	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
422	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
423	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
424	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
425	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
426	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
427	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
428	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
429	4,685.37	669.34	4,774.73	(89.36)	4,685.37	-				4,685.37	(89.36)	4,685.37
430	10,932.53	1,561.79	11,141.04	(208.51)	10,932.53	-				10,932.53	(208.51)	10,932.53
431	10,932.53	1,561.79	11,141.04	(208.51)	10,932.53	-				10,932.53	(208.51)	10,932.53
432	10,932.53	1,561.79	11,141.04	(208.51)	10,932.53	-				10,932.53	(208.51)	10,932.53
433	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
434	18,741.49	2,677.36	19,098.94	(357.45)	18,741.49	-				18,741.49	(357.45)	18,741.49
434	2,632.01	376.00	564.00	376.00	940.00	-				2,632.01	376.00	940.00
435	4,685.37	669.34	4,774.73	(89.36)	4,685.37	-				4,685.37	(89.36)	4,685.37
436	3,748.30	535.47	3,819.79	(71.49)	3,748.30	-				3,748.30	(71.49)	3,748.30
437	3,748.30	535.47	3,819.79	(71.49)	3,748.30	-				3,748.30	(71.49)	3,748.30
438	3,748.30	535.47	3,819.79	(71.49)	3,748.30	-				3,748.30	(71.49)	3,748.30
439	3,748.30	535.47	3,819.79	(71.49)	3,748.30	-				3,748.30	(71.49)	3,748.30
440	4,685.37	669.34	4,774.73	(89.36)	4,685.37	-				4,685.37	(89.36)	4,685.37
441	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
442	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
443	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
444	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
445	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
446	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
447	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
448	2,811.22	401.60	2,864.84	(53.62)	2,811.22	-				2,811.22	(53.62)	2,811.22
449	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
450	2,936.17	419.45	2,992.17	(56.00)	2,936.17	-				2,936.17	(56.00)	2,936.17
451	2,936.17	419.45	2,992.17	(56.00)	2,936.17	-				2,936.17	(56.00)	2,936.17
452	2,936.17	419.45	2,992.17	(56.00)	2,936.17	-				2,936.17	(56.00)	2,936.17
453	8,808.50	1,258.36	8,976.50	(168.00)	8,808.50	-				8,808.50	(168.00)	8,808.50
454	4,685.37	669.34	4,774.73	(89.36)	4,685.37	-				4,685.37	(89.36)	4,685.37
455	6,207.73	886.82	2,217.05	886.82	3,103.87	-				6,207.73	886.82	3,103.87
456	6,207.73	886.82	2,217.05	886.82	3,103.87	-				6,207.73	886.82	3,103.87
457	6,207.73	886.82	2,217.05	886.82	3,103.87	-				6,207.73	886.82	3,103.87
458	6,207.73	886.82	2,217.05	886.82	3,103.87	-				6,207.73	886.82	3,103.87
459	6,207.73	886.82	2,217.05	886.82	3,103.87	-				6,207.73	886.82	3,103.87
460	31,038.67	4,434.10	11,085.24	4,434.10	15,519.34	-				31,038.67	4,434.10	15,519.34
461	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
462	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
463	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
464	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
465	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
466	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
467	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
468	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
468	354.28	50.61	75.92	50.61	126.53	-				354.28	50.61	126.53
469	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
470	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
471	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
471	1,923.25	274.75	412.13	274.75	686.88	-				1,923.25	274.75	686.88
472	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
473	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
474	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
474	2,277.54	325.36	488.04	325.36	813.41	-				2,277.54	325.36	813.41
475	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
475	1,923.25	274.75	412.13	274.75	686.88	-				1,923.25	274.75	686.88
476	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
476	354.28	50.61	75.92	50.61	126.53	-				354.28	50.61	126.53
477	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
478	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
478	2,277.54	325.36	488.04	325.36	813.41	-				2,277.54	325.36	813.41
479	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
479	2,277.54	325.36	488.04	325.36	813.41	-				2,277.54	325.36	813.41
480	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
480	2,277.54	325.36	488.04	325.36	813.41	-				2,277.54	325.36	813.41
481	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
482	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
483	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
483	1,923.25	274.75	412.13	274.75	686.88	-				1,923.25	274.75	686.88
484	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
485	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
486	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
487	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
488	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
489	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
490	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
491	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
492	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
492	2,277.54	325.36	488.04	325.36	813.41	-				2,277.54	325.36	813.41
493	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
493	2,277.54	325.36	488.04	325.36	813.41	-				2,277.54	325.36	813.41
494	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
495	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
496	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
496	2,911.20	415.89	623.83	415.89	1,039.71	-				2,911.20	415.89	1,039.71
497	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
497	2,667.66	381.09	571.64	381.09	952.74	-				2,667.66	381.09	952.74
498	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
498	2,489.01	355.57	533.36	355.57	888.93	-				2,489.01	355.57	888.93
499	2,251.39	321.63	482.44	321.63	804.07	-				2,251.39	321.63	804.07
501	6,390.31	912.90	2,282.25	912.90	3,195.16	-				6,390.31	912.90	3,195.16
501	2,685.29	383.61	575.42	383.61	959.03	-				2,685.29	383.61	959.03
502	6,390.31	912.90	2,282.25	912.90	3,195.16	-				6,390.31	912.90	3,195.16
502	3,143.00	449.00	673.50	449.00	1,122.50	-				3,143.00	449.00	1,122.50
503	6,390.31	912.90	2,282.25	912.90	3,195.16	-				6,390.31	912.90	3,195.16
503	2,205.67	315.10	472.64	315.10	787.74	-				2,205.67	315.10	787.74
504	6,390.31	912.90	2,282.25	912.90	3,195.16	-				6,390.31	912.90	3,195.16
504	2,614.53	373.50	560.26	373.50	933.76	-				2,614.53	373.50	933.76
505	6,390.31	912.90	2,282.25	912.90	3,195.16	-				6,390.31	912.90	3,195.16
505	2,496.42	356.63	534.95	356.63	891.58	-				2,496.42	356.63	891.58
506	6,390.31	912.90	2,282.25	912.90	3,195.16	-				6,390.31	912.90	3,195.16
506	2,489.51	355.64	533.47	355.64	889.11	-				2,489.51	355.64	889.11
507	6,390.31	912.90	2,282.25	912.90	3,195.16	-				6,390.31	912.90	3,195.16
507	2,708.75	386.96	580.45	386.96	967.41	-				2,708.75	386.96	967.41
508	6,390.31	912.90	2,282.25	912.90	3,195.16	-				6,390.31	912.90	3,195.16
509	6,390.31	912.90	2,282.25	912.90	3,195.16	-				6,390.31	912.90	3,195.16
510	8,672.57	1,238.94	3,097.35	1,238.94	4,336.29	-				8,672.57	1,238.94	4,336.29
510	2,380.28	340.04	510.06	340.04	850.10	-				2,380.28	340.04	850.10
511	8,672.57	1,238.94	3,097.35	1,238.94	4,336.29	-				8,672.57	1,238.94	4,336.29
511	1,925.27	275.04	412.56	275.04	687.60	-				1,925.27	275.04	687.60
512	8,672.57	1,238.94	3,097.35	1,238.94	4,336.29	-				8,672.57	1,238.94	4,336.29
512	2,286.96	326.71	490.06	326.71	816.77	-				2,286.96	326.71	816.77
513	8,672.57	1,238.94	3,097.35	1,238.94	4,336.29	-				8,672.57	1,238.94	4,336.29
513	2,413.62	344.80	517.20	344.80	862.01	-				2,413.62	344.80	862.01
514	8,672.57	1,238.94	3,097.35	1,238.94	4,336.29	-				8,672.57	1,238.94	4,336.29
514	2,389.54	341.36	512.04	341.36	853.41	-				2,389.54	341.36	853.41
515	8,672.57	1,238.94	3,097.35	1,238.94	4,336.29	-				8,672.57	1,238.94	4,336.29
515	2,383.98	340.57	510.85	340.57	851.42	-				2,383.98	340.57	851.42
516	8,672.57	1,238.94	3,097.35	1,238.94	4,336.29	-				8,672.57	1,238.94	4,336.29
516	2,277.54	325.36	488.04	325.36	813.41	-				2,277.54	325.36	813.41
517	8,672.57	1,238.94	3,097.35	1,238.94	4,336.29	-				8,672.57	1,238.94	4,336.29
517	2,283.26	326.18	489.27	326.18	815.45	-				2,283.26	326.18	815.45
518	8,672.57	1,238.94	3,097.35	1,238.94	4,336.29	-				8,672.57	1,238.94	4,336.29
518	2,307.34	329.62	494.43	329.62	824.05	-				2,307.34	329.62	824.05
519	8,672.57	1,238.94	3,097.35	1,238.94	4,336.29	-				8,672.57	1,238.94	4,336.29
519	2,176.31	310.90	466.35	310.90	777.25	-				2,176.31	310.90	777.25
520	8,672.57	1,238.94	3,097.35	1,238.94	4,336.29	-				8,672.57	1,238.94	4,336.29
520	2,375.22	339.32	508.98	339.32	848.29	-				2,375.22	339.32	848.29
521	8,672.57	1,238.94	3,097.35	1,238.94	4,336.29	-				8,672.57	1,238.94	4,336.29
521	2,500.52	357.22	535.83	357.22	893.04	-				2,500.52	357.22	893.04
522	6,390.31	912.90	2,282.25	912.90	3,195.16	-				6,390.31	912.90	3,195.16
522	2,405.58	343.65	515.48	343.65	859.14	-				2,405.58	343.65	859.14
523	6,390.31	912.90	2,282.25	912.90	3,195.16	-				6,390.31	912.90	3,195.16
523	2,333.72	333.39	500.08	333.39	833.47	-				2,333.72	333.39	833.47
524	6,390.31	912.90	2,282.25	912.90	3,195.16	-				6,390.31	912.90	3,195.16
524	2,428.41	346.92	520.37	346.92	867.29	-				2,428.41	346.92	867.29
525	6,390.31	912.90	2,282.25	912.90	3,195.16	-				6,390.31	912.90	3,195.16
525	2,277.54	325.36	488.04	325.36	813.41	-				2,277.54	325.36	813.41
526	6,390.31	912.90	2,282.25	912.90	3,195.16	-				6,390.31	912.90	3,195.16
526	2,531.52	361.65	542.47	361.65	904.11	-				2,531.52	361.65	904.11
529	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
529	2,277.54	325.36	488.04	325.36	813.41	-				2,277.54	325.36	813.41
530	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
530	1,822.03	260.29	390.43	260.29	650.72	-				1,822.03	260.29	650.72
531	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
531	2,176.31	310.90	466.35	310.90	777.25	-				2,176.31	310.90	777.25
532	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
532	1,822.03	260.29	390.43	260.29	650.72	-				1,822.03	260.29	650.72
533	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
533	2,277.54	325.36	488.04	325.36	813.41	-				2,277.54	325.36	813.41
534	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
534	1,822.03	260.29	390.43	260.29	650.72	-				1,822.03	260.29	650.72
535	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
535	2,277.54	325.36	488.04	325.36	813.41	-				2,277.54	325.36	813.41
536	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
536	2,277.54	325.36	488.04	325.36	813.41	-				2,277.54	325.36	813.41
537	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
537	1,923.25	274.75	412.13	274.75	686.88	-				1,923.25	274.75	686.88
538	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
538	2,277.54	325.36	488.04	325.36	813.41	-				2,277.54	325.36	813.41
539	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
539	1,923.25	274.75	412.13	274.75	686.88	-				1,923.25	274.75	686.88
540	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
540	2,277.54	325.36	488.04	325.36	813.41	-				2,277.54	325.36	813.41
541	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
541	2,277.54	325.36	488.04	325.36	813.41	-				2,277.54	325.36	813.41
542	4,564.51	652.07	1,630.18	652.07	2,282.26	-				4,564.51	652.07	2,282.26
542	1,822.03	260.29	390.43	260.29	650.72	-				1,822.03	260.29	650.72
543	2,412.60	344.66	516.99	344.66	861.64	-				2,412.60	344.66	861.64
544	6,927.98	989.71	1,484.57	989.71	2,474.28	-	6,927.98	1,979.42	4,948.56
545	6,927.98	989.71	1,484.57	989.71	2,474.28	-	6,927.98	1,979.42	4,948.56
546	6,904.70	986.39	1,479.58	986.39	2,465.96	-	6,904.70	1,972.77	4,931.93
547	3,918.07	279.86	279.86	559.72	839.59	-				3,918.07	559.72	839.59
549	7,163.83	1,023.40	1,535.11	1,023.40	2,558.51	-	7,163.83	2,046.81	5,117.03
549	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
550	7,246.84	1,035.26	1,552.89	1,035.26	2,588.16	-	7,246.84	2,070.53	5,176.31
550	709.78	50.70	50.70	101.40	152.10	-	709.78	101.40	608.38
552	8,326.41	1,189.49	1,784.23	1,189.49	2,973.72	-	8,326.41	2,378.97	5,947.44
552	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
553	8,302.10	1,186.01	1,779.02	1,186.01	2,965.03	-	8,302.10	2,372.03	5,930.07
553	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
554	8,302.10	1,186.01	1,779.02	1,186.01	2,965.03	-	8,302.10	2,372.03	5,930.07
554	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
555	8,302.10	1,186.01	1,779.02	1,186.01	2,965.03	-	8,302.10	2,372.03	5,930.07
555	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
557	9,037.97	1,291.14	1,936.71	1,291.14	3,227.85	-	9,037.97	2,582.28	6,455.70
557	556.09	39.72	39.72	79.44	119.16	-	556.09	79.44	476.65
558	6,786.66	969.52	1,454.29	969.52	2,423.81	-	6,786.66	1,939.05	4,847.62
558	707.76	50.55	50.55	101.11	151.66	-	707.76	101.11	606.65
559	6,786.66	969.52	1,454.29	969.52	2,423.81	-	6,786.66	1,939.05	4,847.62
559	707.76	50.55	50.55	101.11	151.66	-	707.76	101.11	606.65
561	7,559.74	1,079.96	1,619.94	1,079.96	2,699.91	-	7,559.74	2,159.93	5,399.82
561	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
562	7,559.74	1,079.96	1,619.94	1,079.96	2,699.91	-	7,559.74	2,159.93	5,399.82
562	531.82	37.99	37.99	75.97	113.96	-	531.82	75.97	455.85
563	7,559.72	1,079.96	1,619.94	1,079.96	2,699.90	-	7,559.72	2,159.92	5,399.80
563	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
565	8,014.90	1,144.99	1,717.48	1,144.99	2,862.47	-	8,014.90	2,289.97	5,724.93
565	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
566	8,014.90	1,144.99	1,717.48	1,144.99	2,862.47	-	8,014.90	2,289.97	5,724.93
566	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
568	6,017.23	859.60	1,289.41	859.60	2,149.01	-	6,017.23	1,719.21	4,298.02
568	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
569	6,017.24	859.61	1,289.41	859.61	2,149.01	-	6,017.24	1,719.21	4,298.03
569	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
570	6,017.23	859.60	1,289.41	859.60	2,149.01	-	6,017.23	1,719.21	4,298.02
570	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
571	6,017.24	859.61	1,289.41	859.61	2,149.01	-	6,017.24	1,719.21	4,298.03
571	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
573	6,381.65	911.66	1,367.50	911.66	2,279.16	-	6,381.65	1,823.33	4,558.32
573	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
574	6,381.64	911.66	1,367.49	911.66	2,279.16	-	6,381.64	1,823.33	4,558.31
574	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
575	6,381.64	911.66	1,367.49	911.66	2,279.16	-	6,381.64	1,823.33	4,558.31
575	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
576	6,381.65	911.66	1,367.50	911.66	2,279.16	-	6,381.65	1,823.33	4,558.32
576	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
578	7,914.86	1,130.69	1,696.04	1,130.69	2,826.73	-	7,914.86	2,261.39	5,653.47
578	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
579	7,778.20	1,111.17	1,666.76	1,111.17	2,777.93	-	7,778.20	2,222.34	5,555.86
579	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
580	7,601.07	1,085.87	1,628.80	1,085.87	2,714.67	-	7,601.07	2,171.73	5,429.34
580	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
582	6,522.64	931.81	1,397.71	931.81	2,329.52	-	6,522.64	1,863.61	4,659.03
582	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
583	6,660.31	951.47	1,427.21	951.47	2,378.68	-	6,660.31	1,902.94	4,757.36
583	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
584	6,660.37	951.48	1,427.22	951.48	2,378.70	-	6,660.37	1,902.96	4,757.41
584	454.98	32.50	32.50	65.00	97.50	-	454.98	65.00	389.98
586	1,645.57	117.54	117.54	235.08	352.62	-				1,645.57	235.08	352.62
587	1,357.40	96.96	96.96	193.91	290.87	-				1,357.40	193.91	290.87
589	1,475.10	105.36	105.36	210.73	316.09	-				1,475.10	210.73	316.09
590	1,475.12	105.37	105.37	210.73	316.10	-				1,475.12	210.73	316.10
591	2,692.51	192.32	192.32	384.64	576.97	-				2,692.51	384.64	576.97
592	5,072.33	-	-	362.31	362.31	-				5,072.33	362.31	362.31
594	5,556.09	396.86	396.86	793.73	1,190.59	-				5,556.09	793.73	1,190.59
595	5,556.09	396.86	396.86	793.73	1,190.59	-				5,556.09	793.73	1,190.59
596	5,556.09	396.86	396.86	793.73	1,190.59	-				5,556.09	793.73	1,190.59
597	5,727.98	409.14	409.14	818.28	1,227.42	-				5,727.98	818.28	1,227.42
598	5,727.98	409.14	409.14	818.28	1,227.42	-				5,727.98	818.28	1,227.42
600	1,233.54	88.11	88.11	176.22	264.33	-	1,233.54	176.22	1,057.32
601	1,299.26	92.80	92.80	185.61	278.41	-	1,299.26	185.61	1,113.65
602	1,233.54	88.11	88.11	176.22	264.33	-	1,233.54	176.22	1,057.32
604	6,008.94			429.21	429.21		6,008.94	214.60	5,794.34
605	5,904.94			421.78	421.78		5,904.94	210.89	5,694.05
606	6,180.94			441.50	441.50		6,180.94	220.75	5,960.19
607	6,105.94			436.14	436.14		6,105.94	218.07	5,887.87
609	3,569.23	254.94	254.94	509.89	764.83	-	3,569.23	509.89	3,059.34
610	3,063.67	218.83	218.83	437.67	656.50	-	3,063.67	437.67	2,626.00
612	3,556.03	254.00	254.00	508.00	762.01	-	3,556.03	508.00	3,048.03
613	3,384.14	241.72	241.72	483.45	725.17	-	3,384.14	483.45	2,900.69
615	5,691.86			406.56	406.56	-	5,691.86	203.28	5,488.58
616	5,691.85			406.56	406.56	-	5,691.85	203.28	5,488.57
617	5,871.86			419.42	419.42	-	5,871.86	209.71	5,662.15
624	5,421.75			387.27	387.27	-	5,421.75	193.63	5,228.12
625	5,407.74			386.27	386.27	-	5,407.74	193.13	5,214.61
626	5,407.75			386.27	386.27	-	5,407.75	193.13	5,214.62
644	10,830.35	773.60	773.60	1,547.19	2,320.79	-				10,830.35	1,547.19	2,320.79
645	10,827.32	773.38	773.38	1,546.76	2,320.14	-				10,827.32	1,546.76	2,320.14
646	10,830.09	773.58	773.58	1,547.16	2,320.73	-				10,830.09	1,547.16	2,320.73
647	10,820.24	772.87	772.87	1,545.75	2,318.62	-				10,820.24	1,545.75	2,318.62
649	10,769.69	769.26	769.26	1,538.53	2,307.79	-				10,769.69	1,538.53	2,307.79
650	10,769.69	769.26	769.26	1,538.53	2,307.79	-				10,769.69	1,538.53	2,307.79
651	10,769.69	769.26	769.26	1,538.53	2,307.79	-				10,769.69	1,538.53	2,307.79
652	10,769.69	769.26	769.26	1,538.53	2,307.79	-				10,769.69	1,538.53	2,307.79
654	10,882.17	777.30	777.30	1,554.60	2,331.89	-				10,882.17	1,554.60	2,331.89
655	10,676.92	762.64	762.64	1,525.27	2,287.91	-				10,676.92	1,525.27	2,287.91
657	9,034.33	645.31	645.31	1,290.62	1,935.93	-				9,034.33	1,290.62	1,935.93
657	600.01	42.86	42.86	85.72	128.57	-				600.01	85.72	128.57
658	8,470.00	605.00	605.00	1,210.00	1,815.00	-				8,470.00	1,210.00	1,815.00
659	10,899.87	778.56	778.56	1,557.12	2,335.69	-				10,899.87	1,557.12	2,335.69
660	9,957.83	711.27	711.27	1,422.55	2,133.82	-				9,957.83	1,422.55	2,133.82
661	1,404.20	100.30	100.30	200.60	300.90	-				1,404.20	200.60	300.90
661	5,425.00	387.50	387.50	775.00	1,162.50	-				5,425.00	775.00	1,162.50
662	1,449.20	103.51	103.51	207.03	310.54	-				1,449.20	207.03	310.54
662	5,425.00	387.50	387.50	775.00	1,162.50	-				5,425.00	775.00	1,162.50
664	1,227.20	87.66	87.66	175.31	262.97	-				1,227.20	175.31	262.97
664	5,400.00	385.71	385.71	771.43	1,157.14	-				5,400.00	771.43	1,157.14
665	1,227.20	87.66	87.66	175.31	262.97	-				1,227.20	175.31	262.97
665	5,400.00	385.71	385.71	771.43	1,157.14	-				5,400.00	771.43	1,157.14
667	17,397.67	1,242.69	1,242.69	2,485.38	3,728.07	-				17,397.67	2,485.38	3,728.07
667	600.01	42.86	42.86	85.72	128.57	-				600.01	85.72	128.57
668	8,610.00	615.00	615.00	1,230.00	1,845.00	-				8,610.00	1,230.00	1,845.00
668	599.98	42.86	42.86	85.71	128.57	-				599.98	85.71	128.57
670	1,372.50	98.04	98.04	196.07	294.11	-				1,372.50	196.07	294.11
670	462.50	33.04	33.04	66.07	99.11	-				462.50	66.07	99.11
672	10,918.39	779.88	779.88	1,559.77	2,339.65	-				10,918.39	1,559.77	2,339.65
674	11,058.87	789.92	789.92	1,579.84	2,369.76	-				11,058.87	1,579.84	2,369.76
675	11,464.21	818.87	818.87	1,637.74	2,456.62	-				11,464.21	1,637.74	2,456.62
676	11,263.92	804.57	804.57	1,609.13	2,413.70	-				11,263.92	1,609.13	2,413.70
677	11,466.15	819.01	819.01	1,638.02	2,457.03	-				11,466.15	1,638.02	2,457.03
678	8,285.55	591.82	591.82	1,183.65	1,775.47	-				8,285.55	1,183.65	1,775.47
679	8,424.58	601.76	601.76	1,203.51	1,805.27	-				8,424.58	1,203.51	1,805.27
681	7,172.50	512.32	512.32	1,024.64	1,536.96	-				7,172.50	1,024.64	1,536.96
683	15,232.00	1,088.00	1,088.00	2,176.00	3,264.00	-				15,232.00	2,176.00	3,264.00
684	15,302.20	1,093.01	1,093.01	2,186.03	3,279.04	-				15,302.20	2,186.03	3,279.04
685	10,980.11	784.29	784.29	1,568.59	2,352.88	-				10,980.11	1,568.59	2,352.88
687	10,271.00	733.64	733.64	1,467.29	2,200.93	-				10,271.00	1,467.29	2,200.93
688	12,192.00	870.86	870.86	1,741.71	2,612.57	-				12,192.00	1,741.71	2,612.57
689	14,942.00	1,067.29	1,067.29	2,134.57	3,201.86	-				14,942.00	2,134.57	3,201.86
690	15,383.00	1,098.79	1,098.79	2,197.57	3,296.36	-				15,383.00	2,197.57	3,296.36
691	15,310.00	1,093.57	1,093.57	2,187.14	3,280.71	-				15,310.00	2,187.14	3,280.71
392	15,283.00	1,091.64	1,091.64	2,183.29	3,274.93	-				15,283.00	2,183.29	3,274.93
693	15,283.00	1,091.64	1,091.64	2,183.29	3,274.93	-				15,283.00	2,183.29	3,274.93
694	8,750.00			1,250.00	1,250.00	-				8,750.00	1,250.00	1,250.00
694	5,996.00			428.29	428.29	-				5,996.00	428.29	428.29
696	15,283.00	1,091.64	1,091.64	2,183.29	3,274.93	-				15,283.00	2,183.29	3,274.93
697	875.00			125.00	125.00	-				875.00	125.00	125.00
697	12,446.00			889.00	889.00	-				12,446.00	889.00	889.00
698	15,283.00	1,091.64	1,091.64	2,183.29	3,274.93	-				15,283.00	2,183.29	3,274.93
700	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
701	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
702	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
703	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
705	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
707	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
711	13,319.00	-	-	951.36	951.36	-				13,319.00	951.36	951.36
715	4,375.00			312.50	312.50	-				4,375.00	312.50	312.50
717	13,976.00			998.29	998.29	-				13,976.00	998.29	998.29
718	13,976.00			998.29	998.29	-				13,976.00	998.29	998.29
720	14,744.00			1,053.14	1,053.14	-				14,744.00	1,053.14	1,053.14
721	14,744.00			1,053.14	1,053.14	-				14,744.00	1,053.14	1,053.14
722	13,909.00			993.50	993.50	-				13,909.00	993.50	993.50
723	5,072.33			362.31	362.31	-				5,072.33	362.31	362.31
724	5,072.33			362.31	362.31	-				5,072.33	362.31	362.31
800	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
801	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
802	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
803	10,031.28	1,433.04	2,149.56	1,433.04	3,582.60	-				10,031.28	1,433.04	3,582.60
804	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
805	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
806	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
807	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
808	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
809	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
810	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
811	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
812	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
813	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
814	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
815	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
816	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
817	4,373.01	624.72	4,456.41	(83.40)	4,373.01	-				4,373.01	(83.40)	4,373.01
818	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
819	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
820	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
821	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
822	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
823	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
824	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
825	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
826	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
827	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
828	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
829	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
830	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
831	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
832	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
833	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
834	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
835	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
836	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
837	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
838	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
839	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
840	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
841	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
842	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
843	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
844	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
845	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
846	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
847	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
848	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
849	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
851	3,748.30	535.47	3,819.79	(71.49)	3,748.30	-				3,748.30	(71.49)	3,748.30
852	3,748.30	535.47	3,819.79	(71.49)	3,748.30	-				3,748.30	(71.49)	3,748.30
853	3,748.30	535.47	3,819.79	(71.49)	3,748.30	-				3,748.30	(71.49)	3,748.30
854	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
855	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
856	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
857	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
858	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
859	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
860	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
861	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
862	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
863	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
864	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
865	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
866	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
867	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
868	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
869	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
870	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
871	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
872	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
876	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
877	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
878	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
879	2,186.51	312.36	2,228.21	(41.70)	2,186.51	-				2,186.51	(41.70)	2,186.51
880	2,186.51	312.36	2,228.21	(41.70)	2,186.51	-				2,186.51	(41.70)	2,186.51
881	2,186.51	312.36	2,228.21	(41.70)	2,186.51	-				2,186.51	(41.70)	2,186.51
882	2,186.51	312.36	2,228.21	(41.70)	2,186.51	-				2,186.51	(41.70)	2,186.51
883	2,186.51	312.36	2,228.21	(41.70)	2,186.51	-				2,186.51	(41.70)	2,186.51
884	2,186.51	312.36	2,228.21	(41.70)	2,186.51	-				2,186.51	(41.70)	2,186.51
885	2,186.51	312.36	2,228.21	(41.70)	2,186.51	-				2,186.51	(41.70)	2,186.51
886	2,186.51	312.36	2,228.21	(41.70)	2,186.51	-				2,186.51	(41.70)	2,186.51
887	2,186.51	312.36	2,228.21	(41.70)	2,186.51	-				2,186.51	(41.70)	2,186.51
888	2,186.51	312.36	2,228.21	(41.70)	2,186.51	-				2,186.51	(41.70)	2,186.51
889	2,186.51	312.36	2,228.21	(41.70)	2,186.51	-				2,186.51	(41.70)	2,186.51
890	7,496.60	1,070.94	7,639.58	(142.98)	7,496.60	-				7,496.60	(142.98)	7,496.60
891	3,123.58	446.23	3,183.15	(59.57)	3,123.58	-				3,123.58	(59.57)	3,123.58
892	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
893	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
894	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
895	1,561.79	223.11	1,591.58	(29.79)	1,561.79	-				1,561.79	(29.79)	1,561.79
896	2,186.51	312.36	2,228.21	(41.70)	2,186.51	-				2,186.51	(41.70)	2,186.51
897	2,186.51	312.36	2,228.21	(41.70)	2,186.51	-				2,186.51	(41.70)	2,186.51
898	2,186.51	312.36	2,228.21	(41.70)	2,186.51	-				2,186.51	(41.70)	2,186.51
900	5,622.45	803.21	5,729.68	(107.23)	5,622.45	-				5,622.45	(107.23)	5,622.45
901	5,622.45	803.21	5,729.68	(107.23)	5,622.45	-				5,622.45	(107.23)	5,622.45
903	12,494.33	1,784.90	12,732.63	(238.30)	12,494.33	-				12,494.33	(238.30)	12,494.33
904	12,494.33	1,784.90	12,732.63	(238.30)	12,494.33	-				12,494.33	(238.30)	12,494.33
905	12,494.33	1,784.90	12,732.63	(238.30)	12,494.33	-				12,494.33	(238.30)	12,494.33
906	12,494.33	1,784.90	12,732.63	(238.30)	12,494.33	-				12,494.33	(238.30)	12,494.33
907	12,494.33	1,784.90	12,732.63	(238.30)	12,494.33	-				12,494.33	(238.30)	12,494.33
908	12,494.33	1,784.90	12,732.63	(238.30)	12,494.33	-				12,494.33	(238.30)	12,494.33
909	5,622.45	803.21	5,729.68	(107.23)	5,622.45	-				5,622.45	(107.23)	5,622.45
910	5,622.45	803.21	5,729.68	(107.23)	5,622.45	-				5,622.45	(107.23)	5,622.45
911	5,622.45	803.21	5,729.68	(107.23)	5,622.45	-				5,622.45	(107.23)	5,622.45
KCDGBS5317	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS5417	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS5517	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS5617	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS5717	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS5817	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS5917	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS6017	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS6117	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS6217	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS6317	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS6417	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS6517	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS6617	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS6717	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS6817	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS6917	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS7017	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS7117	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS7217	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS7317	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS7417	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS7517	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS7617	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS7717	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS7817	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS7917	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS8017	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS8117	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS8217	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS8317	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS8417	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS8517	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS8617	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS8717	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS8817	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS8917	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS9017	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS9117	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS9217	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS9317	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS9417	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS9517	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS9617	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS9717	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS9817	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGBS9917	1,499.32	214.19	1,527.92	(28.60)	1,499.32	-				1,499.32	(28.60)	1,499.32
KCDGHSC001	3,748.30	535.47	3,819.79	(71.49)	3,748.30	-				3,748.30	(71.49)	3,748.30
KCDGHSC002	3,748.30	535.47	3,819.79	(71.49)	3,748.30	-				3,748.30	(71.49)	3,748.30
KCDGHSC003	3,748.30	535.47	3,819.79	(71.49)	3,748.30	-				3,748.30	(71.49)	3,748.30
KCDGHSC004	3,748.30	535.47	3,819.79	(71.49)	3,748.30	-				3,748.30	(71.49)	3,748.30
KCDGHSP001	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
KCDGHSP002	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
KCDGHSP003	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
KCDGHSP004	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
KCDGHSPAK#1	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
KCDGHSPAK#2	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
KCDGHSPAK#3	2,498.87	356.98	2,546.53	(47.66)	2,498.87	-				2,498.87	(47.66)	2,498.87
KCDGKH#26	3,123.58	446.23	3,183.15	(59.57)	3,123.58	-				3,123.58	(59.57)	3,123.58
KCDGKH#27	3,123.58	446.23	3,183.15	(59.57)	3,123.58	-				3,123.58	(59.57)	3,123.58
KCDGN1001	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KCDGN1002	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KCDGN1003	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KCDGN1004	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KCDGN1005	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KCDGN1007	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KCDGN1009	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KCDGN1011	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KCDGN1012	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KCDGN1013	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KCDGN1014	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KCDGN1053	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KCDGN1054	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KCDGN1055	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KCDGN1056	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KCDGN1057	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KCDGN1058	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KCDGN1059	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KCDGN1060	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KCDGN1061	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KCDGN1062	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KCDGN1063	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KCDGSAVA01	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVA02	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVA03	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVA04	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVA05	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVA06	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVA07	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVA08	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVA09	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVA10	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVA11	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVA12	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVA13	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVA14	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVA15	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVA16	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVA17	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVA18	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVA19	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP01	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP02	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP03	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP04	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP05	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP06	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP07	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP08	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP09	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP10	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP11	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP12	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP13	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP14	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP15	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP16	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP17	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP18	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP19	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP20	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP21	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP22	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP23	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP24	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP25	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP26	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP27	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP28	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP29	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP30	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP31	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP32	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP33	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP34	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP35	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP36	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP37	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP38	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP39	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP40	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KCDGSAVP41	6,247.16	892.45	6,366.31	(119.15)	6,247.16	-				6,247.16	(119.15)	6,247.16
KHSP#1-01	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#1-02	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#1-03	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#1-04	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#1-05	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#1-06	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#1-07	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#1-08	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#1-09	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#1-10	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#1-11	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#1-12	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#2-01	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#2-02	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#2-03	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#2-04	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#2-05	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#2-06	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#2-07	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#2-08	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#2-09	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#2-10	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#2-11	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#2-12	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#3-01	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#3-02	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#3-03	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#3-04	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#3-05	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#3-06	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#3-07	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#3-08	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#3-09	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#3-10	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#3-11	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KHSP#3-12	3,654.59	522.08	3,724.29	(69.70)	3,654.59	-				3,654.59	(69.70)	3,654.59
KLDN1006	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1008	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1010	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1015	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1016	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1017	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1018	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1019	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1020	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1021	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1022	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1023	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1024	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1025	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1026	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1027	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1028	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1029	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1030	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1031	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1032	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1033	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1034	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1035	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1036	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1037	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1038	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1039	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1040	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1041	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1042	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1043	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1044	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1045	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1046	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1047	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1048	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1049	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1050	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1051	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
KLDN1052	10,620.18	1,517.17	10,822.73	(202.55)	10,620.18	-				10,620.18	(202.55)	10,620.18
NTDBD#1	1,874.15	267.74	1,909.89	(35.74)	1,874.15	-				1,874.15	(35.74)	1,874.15
NTDBD#2	1,874.15	267.74	1,909.89	(35.74)	1,874.15	-				1,874.15	(35.74)	1,874.15
NTDBD#3	1,874.15	267.74	1,909.89	(35.74)	1,874.15	-				1,874.15	(35.74)	1,874.15
	4,278,824.64	546,421.14	2,705,742.45	241,440.95	2,947,183.41		311,168.06	70,050.74	241,117.32	3,967,656.58	201,109.35	2,856,966.86

SL 7 Years						Final
First Year 1/2, Last Year 1/2					12/31/2004	12/31/2004
Item	Item				Amort	Accum
Number	Group	Item Description	Cost	Cost	Expense	Amortization
001	101	Wild And Wicked	2,498.11	2,498.11	-	2,498.11
002	101	Girl Next Door	2,498.87	2,498.87	-	2,498.87
004	101	Smart Ass	2,498.87	2,498.87	-	2,498.87
005	101	Hello Norma Jeane	2,498.87	2,498.87	-	2,498.87
006	101	Lana Exposed	2,498.87	2,498.87	-	2,498.87
007	101	Lickity Clits	1,249.43	1,249.43	-	1,249.43
009	101	Pussy Pumpers	1,249.43	1,249.43	-	1,249.43
010	101	Creamed Filled Holes	1,249.43	1,249.43	-	1,249.43
011	101	Ride My Hard Cock	3,651.76	3,651.76	521.68	2,347.56
012	101	Rub My Ass	3,651.61	3,651.61	521.66	2,347.46
013	101	Begging To Be Sucked	1,249.43	1,249.43	-	1,249.43
014	101	Deep Plung Between My Thighs	1,249.43	1,249.43	-	1,249.43
015	101	Erupting Cocks	1,249.43	1,249.43	-	1,249.43
016	101	Warm Hot Ooze	1,249.43	1,249.43	-	1,249.43
017	101	Tongue Upon My Clit	3,651.61	3,651.61	521.66	2,347.46
018	101	Lips 2 Lips	3,651.61	3,651.61	521.66	2,347.46
019	101	Straddle My Ass	3,651.61	3,651.61	521.66	2,347.46
020	101	Takin It Hard	3,651.61	3,651.61	521.66	2,347.46
021	101	I Scream For Cream	3,651.61	3,651.61	521.66	2,347.46
022	101	Cock Loving Nymphos	3,651.61	3,651.61	521.66	2,347.46
023	101	Three Way Freeway	3,651.61	3,651.61	521.66	2,347.46
024	101	Headhunters	3,651.61	3,651.61	521.66	2,347.46
025	101	Fortune Cookie Nookie	3,651.61	3,651.61	521.66	2,347.46
026	101	Ruthless Fuckers	3,651.61	3,651.61	521.66	2,347.46
027	101	Slut'S 'R' Us	3,651.61	3,651.61	521.66	2,347.46
028	101	Anal Eruption	3,651.61	3,651.61	521.66	2,347.46
029	101	Juicy Twats In Heat	3,651.61	3,651.61	521.66	2,347.46
030	101	Bad Girls, Good Fucks	3,651.61	3,651.61	521.66	2,347.46
031	101	Lipstick Covered Clits	3,651.61	3,651.61	521.66	2,347.46
032	101	All Girl Pussy Lickers	3,651.61	3,651.61	521.66	2,347.46
033	101	Fucking Redheads	3,651.61	3,651.61	521.66	2,347.46
034	101	Dykefest	3,651.61	3,651.61	521.66	2,347.46
035	101	Dicks Unleashed	3,651.61	3,651.61	521.66	2,347.46
036	101	Double Dildo Dykes	3,651.61	3,651.61	521.66	2,347.46
037	101	Outrageous Anal	3,651.61	3,651.61	521.66	2,347.46
038	101	Outrageous Anal #2	3,651.61	3,651.61	521.66	2,347.46
039	101	Outrageous Cocksuckers #1	3,651.61	3,651.61	521.66	2,347.46
040	101	Outrageous Cocksuckers #2	3,651.61	3,651.61	521.66	2,347.46
041	101	Outrageous Nymphos #1	3,651.61	3,651.61	521.66	2,347.46
042	101	Outrageous Nymphos #2	3,651.61	3,651.61	521.66	2,347.46
043	101	Outrageous Lezbos #1	3,651.61	3,651.61	521.66	2,347.46
044	101	Outrageous Lezbos #2	3,651.61	3,651.61	521.66	2,347.46
083			5,362.50	5,362.50	383.04	383.04
101	104	Mulan	3,123.58	3,123.58	-	3,123.58
102	101	A Peek Of Pandora Dts	15,617.91	15,617.91	-	15,617.91
103	103	Crackdown	2,811.22	2,811.22	-	2,811.22
104	103	Kill And Kill Again	2,811.22	2,811.22	-	2,811.22
105	103	Go Shogun	8,216.12	8,216.12	1,173.73	5,281.79
105	103	Go Shogun	5,432.68	5,432.68	776.10	2,716.34
106	103	Final Justice	2,811.22	2,811.22	-	2,811.22
107	103	The Grim Reaper	2,811.22	2,811.22	-	2,811.22
108	103	Operation Take No Pris	2,811.22	2,811.22	-	2,811.22
109	103	Regina	2,811.22	2,811.22	-	2,811.22
110	103	Hotshots	2,811.22	2,811.22	-	2,811.22
111			5,362.50	5,362.50	383.04	383.04
111	103	Retrievers	2,811.22	2,811.22	-	2,811.22
112	103	Violent Zone	2,811.22	2,811.22	-	2,811.22
113	103	Three Card Monte	2,811.22	2,811.22	-	2,811.22
114	103	Perfect Profile	2,811.22	2,811.22	-	2,811.22
115	103	Steeles Law	2,811.22	2,811.22	-	2,811.22
116	103	Scorpio Factor	2,811.22	2,811.22	-	2,811.22
117	104	Rhea Gall Force	6,390.31	6,390.31	912.90	4,108.06
117	104	Rhea Gall Force	2,237.05	2,237.05	319.58	1,118.52
118	103	Devotion	2,811.22	2,811.22	-	2,811.22
119	103	Erotic Dreams1	2,498.87	2,498.87	-	2,498.87
120	103	Bare Exposure	2,498.87	2,498.87	-	2,498.87
121	103	Hollywood Dreams	2,498.87	2,498.87	-	2,498.87
122	103	Desert Passion	2,498.87	2,498.87	-	2,498.87
123	103	Modern Love 1	2,498.87	2,498.87	-	2,498.87
124	103	Lovers Paradise 1	2,498.87	2,498.87	-	2,498.87
125	103	Lovers Paradise 2	2,498.87	2,498.87	-	2,498.87
126	103	Hollywood Fantasies 1	2,498.87	2,498.87	-	2,498.87
127	103	Novel Desires	2,498.87	2,498.87	-	2,498.87
128	103	Strike A Pose	2,498.87	2,498.87	-	2,498.87
129	103	Midnight Temptations	2,498.87	2,498.87	-	2,498.87
130	103	Babes On Bikes	2,498.87	2,498.87	-	2,498.87
131	103	Illusions Of Sin	2,498.87	2,498.87	-	2,498.87
132	103	Secrets 1	2,498.87	2,498.87	-	2,498.87
132			162.50	162.50	11.61	11.61
133	103	Rebeccas Secret	2,498.87	2,498.87	-	2,498.87
134	103	Prelude To Love	2,498.87	2,498.87	-	2,498.87
135	103	Fantasies 3	2,498.87	2,498.87	-	2,498.87
136	103	Phenomenal Sex	2,498.87	2,498.87	-	2,498.87
137	103	Anthonys Desire	2,498.87	2,498.87	-	2,498.87
138	103	Hotline1	2,498.87	2,498.87	-	2,498.87
139	101	Beverly Hills Bordello	2,498.87	2,498.87	-	2,498.87
140	101	Beverly Hills Bordello 2	2,498.87	2,498.87	-	2,498.87
141	103	Hotline 2	2,498.87	2,498.87	-	2,498.87
142	103	Private Moments	2,498.87	2,498.87	-	2,498.87
143	103	Tunnels	2,498.87	2,498.87	-	2,498.87
144	103	Day Of The Animals	2,498.87	2,498.87	-	2,498.87
145	103	With Friends Like These	2,498.87	2,498.87	-	2,498.87
146	103	Your Driving Me Crazy	2,498.87	2,498.87	-	2,498.87
147	103	Don'T Go In The House	2,498.87	2,498.87	-	2,498.87
148	103	Cardiac Arrest	2,498.87	2,498.87	-	2,498.87
149	103	Grizzly	2,498.87	2,498.87	-	2,498.87
150	103	Zig Zag	2,498.87	2,498.87	-	2,498.87
152	104	Hades Project Zeorymer Vol.#1	6,390.31	6,390.31	912.90	4,108.06
152	104	Hades Project Zeorymer Vol.#1	2,483.37	2,483.37	354.77	1,241.68
153	104	Odin Photon Space Sailor Starl	2,811.22	2,811.22	-	2,811.22
153			162.50	162.50	11.61	11.61
154	104	Tokyo Babylon 1&2	2,811.22	2,811.22	-	2,811.22
155	104	Cybercity Oedo 1-2-3	2,811.22	2,811.22	-	2,811.22
156	101	Cold Desire	2,186.51	2,186.51	-	2,186.51
157	104	Hades Project Zeorymer Vol.#2	6,390.31	6,390.31	912.90	4,108.06
157	104	Hades Project Zeorymer Vol.#2	2,483.36	2,483.36	354.77	1,241.68
158	104	Hades Project Zeorymer 2 Disc Box Set	12,780.63	12,780.63	1,825.80	8,216.12
162	104	Dr. Jekyll And Mr. Hyde	4,997.73	4,997.73	-	4,997.73
163	104	Don Quixote	4,997.73	4,997.73	-	4,997.73
164	104	Ivanhoe	4,997.73	4,997.73	-	4,997.73
165	104	Kidnapped	4,997.73	4,997.73	-	4,997.73
166	104	King Solomon'S Mines	4,997.73	4,997.73	-	4,997.73
167	104	Robin Hood	4,997.73	4,997.73	-	4,997.73
168	104	The Hunchback Of Notre Dame	4,997.73	4,997.73	-	4,997.73
169	104	The Last Of The Mohicans	4,997.73	4,997.73	-	4,997.73
170	104	The Man In The Iron Mask	4,997.73	4,997.73	-	4,997.73
171	104	The Three Musketeers	4,997.73	4,997.73	-	4,997.73
172	104	Tom Sawyer	4,997.73	4,997.73	-	4,997.73
173	104	20,000 Leagues Under The Sea	4,997.73	4,997.73	-	4,997.73
174	104	Hercules	4,997.73	4,997.73	-	4,997.73
175	104	Alice In Wonderland	4,997.73	4,997.73	-	4,997.73
176	104	Around The World In 80 Days	4,997.73	4,997.73	-	4,997.73
177	104	Black Arrow	4,997.73	4,997.73	-	4,997.73
178	104	Black Beauty	4,997.73	4,997.73	-	4,997.73
179	104	Peter Pan	4,997.73	4,997.73	-	4,997.73
180	104	Prisoner Of Zenda	4,997.73	4,997.73	-	4,997.73
181	104	Rob Roy	4,997.73	4,997.73	-	4,997.73
182	104	The Legend Of Hiawatha	4,997.73	4,997.73	-	4,997.73
183	104	The Odyssey	4,997.73	4,997.73	-	4,997.73
184	104	Treasure Island	4,997.73	4,997.73	-	4,997.73
185	104	Westward Ho	4,997.73	4,997.73	-	4,997.73
186	104	Wind In The Willows	4,997.73	4,997.73	-	4,997.73
187	104	Armored Trooper Votoms #1	8,216.12	8,216.12	1,173.73	5,281.79
187	104	Armored Trooper Votoms #1	4,384.99	4,384.99	626.43	2,192.49
188	104	Armored Trooper Votoms #2	8,216.12	8,216.12	1,173.73	5,281.79
188	104	Armored Trooper Votoms #2	4,153.59	4,153.59	593.37	2,076.79
189	104	Armored Trooper Votoms #3	8,216.12	8,216.12	1,173.73	5,281.79
189	104	Armored Trooper Votoms #3	4,153.59	4,153.59	593.37	2,076.79
190	104	Armored Trooper Votoms #4	8,216.12	8,216.12	1,173.73	5,281.79
190	104	Armored Trooper Votoms #4	4,153.59	4,153.59	593.37	2,076.79
191	104	Armored Trooper Votoms #5	8,216.12	8,216.12	1,173.73	5,281.79
191	104	Armored Trooper Votoms #5	4,280.12	4,280.12	611.45	2,140.06
192	104	Armored Trooper Votoms #6	8,216.12	8,216.12	1,173.73	5,281.79
192	104	Armored Trooper Votoms #6	4,280.12	4,280.12	611.45	2,140.06
193	104	Armored Trooper Votoms #7	8,216.12	8,216.12	1,173.73	5,281.79
193	104	Armored Trooper Votoms #7	4,280.12	4,280.12	611.45	2,140.06
194	104	Armored Trooper Votoms #8	8,216.12	8,216.12	1,173.73	5,281.79
194	104	Armored Trooper Votoms #8	4,280.12	4,280.12	611.45	2,140.06
195	104	Armored Trooper Votoms #9	8,216.12	8,216.12	1,173.73	5,281.79
195	104	Armored Trooper Votoms #9	4,077.67	4,077.67	582.52	2,038.84
195			5,625.00	5,625.00	401.79	401.79
196	104	Armored Trooper Votoms #10	8,216.12	8,216.12	1,173.73	5,281.79
196	104	Armored Trooper Votoms #10	4,077.67	4,077.67	582.52	2,038.84
197	104	Armored Trooper Votoms #11	8,216.12	8,216.12	1,173.73	5,281.79
197	104	Armored Trooper Votoms #11	4,077.67	4,077.67	582.52	2,038.84
198	104	Armored Trooper Votoms #12	8,216.12	8,216.12	1,173.73	5,281.79
198	104	Armored Trooper Votoms #12	4,077.67	4,077.67	582.52	2,038.84
199	104	Armored Trooper Votoms #13	8,216.12	8,216.12	1,173.73	5,281.79
199	104	Armored Trooper Votoms #13	4,204.20	4,204.20	600.60	2,102.10
200	104	Armored Trooper Votoms #14	8,216.12	8,216.12	1,173.73	5,281.79
200	104	Armored Trooper Votoms #14	4,204.20	4,204.20	600.60	2,102.10
201	104	Armored Trooper Votoms #15	8,216.12	8,216.12	1,173.73	5,281.79
201	104	Armored Trooper Votoms #15	4,204.20	4,204.20	600.60	2,102.10
202	104	Armored Trooper Votoms #16	8,216.12	8,216.12	1,173.73	5,281.79
202	104	Armored Trooper Votoms #16	4,204.34	4,204.34	600.62	2,102.17
203	104	Armored Trooper Votoms VOL. 1-4 BOX SET	32,864.47	32,864.47	4,694.92	21,127.16
204	104	Armored Trooper Votoms VOL. 5-8 BOX SET	32,864.47	32,864.47	4,694.92	21,127.16
205	104	Armored Trooper Votoms VOL. 9-12 BOX SET	32,864.47	32,864.47	4,694.92	21,127.16
206	104	Armored Trooper Votoms VOL. 13-16 BOX SET	32,864.47	32,864.47	4,694.92	21,127.16
210			1,150.00	1,150.00	164.29	246.43
211			200.00	200.00	14.29	14.29
213			200.00	200.00	14.29	14.29
216			200.00	200.00	14.29	14.29
217			200.00	200.00	14.29	14.29
219			200.00	200.00	14.29	14.29
220			200.00	200.00	14.29	14.29
222			200.00	200.00	14.29	14.29
223			200.00	200.00	14.29	14.29
224			200.00	200.00	14.29	14.29
237			5,625.00	5,625.00	401.79	401.79
251			150.00	150.00	10.71	10.71
265			150.00	150.00	10.71	10.71
179			150.00	150.00	10.71	10.71
300	300	Shadoan DVD Video	93,707.44	93,707.44	-	93,707.44
306			6,750.00	6,750.00	482.14	482.14
307			741.66	741.66	52.98	52.98
308			300.00	300.00	21.43	21.43
311			330.00	330.00	23.57	23.57
311			425.00	425.00	30.36	30.36
312			330.00	330.00	23.57	23.57
313			330.00	330.00	23.57	23.57
314			425.00	425.00	30.36	30.36
315			425.00	425.00	30.36	30.36
316			330.00	330.00	23.57	23.57
317			330.00	330.00	23.57	23.57
318			330.00	330.00	23.57	23.57
319			330.00	330.00	23.57	23.57
320			425.00	425.00	30.36	30.36
321			330.00	330.00	23.57	23.57
321			300.00	300.00	21.43	21.43
322			425.00	425.00	30.36	30.36
323			420.00	420.00	30.00	30.00
324			330.00	330.00	23.57	23.57
324			300.00	300.00	21.43	21.43
325			420.00	420.00	30.00	30.00
326			330.00	330.00	23.57	23.57
326			300.00	300.00	21.43	21.43
327			425.00	425.00	30.36	30.36
328			177.50	177.50	12.68	12.68
328			300.00	300.00	21.43	21.43
329			330.00	330.00	23.57	23.57
335			741.66	741.66	52.98	52.98
358			300.00	300.00	21.43	21.43
360			300.00	300.00	21.43	21.43
361			300.00	300.00	21.43	21.43
362			300.00	300.00	21.43	21.43
363			300.00	300.00	21.43	21.43
363			741.66	741.66	52.98	52.98
364			300.00	300.00	21.43	21.43
365			300.00	300.00	21.43	21.43
366			300.00	300.00	21.43	21.43
367			300.00	300.00	21.43	21.43
368			300.00	300.00	21.43	21.43
370			300.00	300.00	21.43	21.43
371			300.00	300.00	21.43	21.43
372			300.00	300.00	21.43	21.43
373			300.00	300.00	21.43	21.43
374			300.00	300.00	21.43	21.43
384			162.50	162.50	11.61	11.61
400	101	Oversexed Video Mag 1	2,498.87	2,498.87	-	2,498.87
401	101	Oversexed Video Mag 2	2,498.87	2,498.87	-	2,498.87
402	101	Oversexed Video Mag 3	2,498.87	2,498.87	-	2,498.87
403	101	Oversexed Video Mag 4	2,498.87	2,498.87	-	2,498.87
404	101	3 A.M.	4,564.51	4,564.51	652.07	2,934.33
404	101	3 A.M.	2,277.54	2,277.54	325.36	1,138.77
405	101	800 Fanasy Lane	4,564.51	4,564.51	652.07	2,934.33
405	101	800 Fanasy Lane	1,923.25	1,923.25	274.75	961.63
405			162.50	162.50	11.61	11.61
406	101	Picture Perfect Vol # 1	1,561.79	1,561.79	-	1,561.79
407	101	House Arrest Vol # 2	1,561.79	1,561.79	-	1,561.79
408	101	Red Hot Lover Vol # 3	1,561.79	1,561.79	-	1,561.79
409	101	Stand By Your Man Vol # 4	1,561.79	1,561.79	-	1,561.79
410	101	Lucky Lady Vol # 5	1,561.79	1,561.79	-	1,561.79
411	101	Strip Search Vol # 6	1,561.79	1,561.79	-	1,561.79
412	101	The Drifter Vol # 7	1,561.79	1,561.79	-	1,561.79
413	101	Dirty Laundry Vol # 8	1,561.79	1,561.79	-	1,561.79
414	101	Dirty Laundry # 2 Vol # 9	1,561.79	1,561.79	-	1,561.79
415	101	Unmistakably You Vol # 10	1,561.79	1,561.79	-	1,561.79
416	101	Caught Looking Vol # 11	1,561.79	1,561.79	-	1,561.79
417	101	Cry Baby Vol # 12	1,561.79	1,561.79	-	1,561.79
418	101	Sure Bet Vol # 13	1,561.79	1,561.79	-	1,561.79
419	101	Misfits Vol # 14	1,561.79	1,561.79	-	1,561.79
420	101	Time Piece Vol # 15	1,561.79	1,561.79	-	1,561.79
421	101	Three Hearts Vol# 16	1,561.79	1,561.79	-	1,561.79
422	101	Gorgeous Vol # 17	1,561.79	1,561.79	-	1,561.79
423	101	Prisoner Of Love Vol # 18	1,561.79	1,561.79	-	1,561.79
424	101	Secret Services Vol # 19	1,561.79	1,561.79	-	1,561.79
425	101	Upbeat Love Vol # 1	1,561.79	1,561.79	-	1,561.79
426	101	Upbeat Love # 2	1,561.79	1,561.79	-	1,561.79
427	101	Perverse Addictions 1	1,561.79	1,561.79	-	1,561.79
428	101	Perverse Addictions #2	1,561.79	1,561.79	-	1,561.79
429	101	Coming To Beverly Hills # 2	4,685.37	4,685.37	-	4,685.37
430	101	Jail Babes 1	10,932.53	10,932.53	-	10,932.53
431	101	Jail Babes 2	10,932.53	10,932.53	-	10,932.53
432	101	Jail Babes 3	10,932.53	10,932.53	-	10,932.53
433	101	Gypsy Queen Vol.# 22	4,564.51	4,564.51	652.07	2,934.33
433			5,836.05	5,836.05	416.86	416.86
434	101	It's A Wonderful Life	18,741.49	18,741.49	-	18,741.49
434	101	It's A Wonderful Life	2,632.01	2,632.01	376.00	1,316.01
435	101	Promises	4,685.37	4,685.37	-	4,685.37
436	101	Shocking Truth Greg Dark	3,748.30	3,748.30	-	3,748.30
437	101	Shocking Truth 2 Greg Dark	3,748.30	3,748.30	-	3,748.30
438	101	Shocking Truth 3 Greg Dark	3,748.30	3,748.30	-	3,748.30
439	101	Pysco Sexual 2	3,748.30	3,748.30	-	3,748.30
440	101	My Best Friends Wife	4,685.37	4,685.37	-	4,685.37
441	101	Rock Me	2,811.22	2,811.22	-	2,811.22
442	101	Anal Twins	2,811.22	2,811.22	-	2,811.22
443	101	Where The Girls Play 3	2,811.22	2,811.22	-	2,811.22
444	101	Debbie 99	2,811.22	2,811.22	-	2,811.22
445	101	Snake Pit	2,811.22	2,811.22	-	2,811.22
446	101	Hole Pluggers	1,561.79	1,561.79	-	1,561.79
447	101	Double Blow 7	2,811.22	2,811.22	-	2,811.22
448	101	A Is For Asia	2,811.22	2,811.22	-	2,811.22
449	101	Black Wives	1,561.79	1,561.79	-	1,561.79
450	102	Cool Devices # 1	2,936.17	2,936.17	-	2,936.17
451	102	Cool Devices # 2	2,936.17	2,936.17	-	2,936.17
452	102	Cool Devices # 3	2,936.17	2,936.17	-	2,936.17
453	102	Cool Devices 3 Disc Set	8,808.50	8,808.50	-	8,808.50
454	101	Boogie Now	4,685.37	4,685.37	-	4,685.37
455	102	Imma Youjo #1	6,207.73	6,207.73	886.82	3,990.68
456	102	Imma Youjo #2	6,207.73	6,207.73	886.82	3,990.68
457	102	Imma Youjo #3	6,207.73	6,207.73	886.82	3,990.68
458	102	Imma Youjo #4	6,207.73	6,207.73	886.82	3,990.68
459	102	Imma Youjo #5	6,207.73	6,207.73	886.82	3,990.68
460	102	Imma Youjo 5 Disc Set	31,038.67	31,038.67	4,434.10	19,953.43
461	101	Aunt Peg	4,564.51	4,564.51	652.07	2,934.33
461			5,765.68	5,765.68	411.83	411.83
462	101	Aunt Peg's Fullfillment	4,564.51	4,564.51	652.07	2,934.33
463	101	Ball Busters	4,564.51	4,564.51	652.07	2,934.33
464	101	Coffee, Tea Or Me	4,564.51	4,564.51	652.07	2,934.33
465	101	Crazy With The Heat	4,564.51	4,564.51	652.07	2,934.33
466	101	Debbie Does'Em All	4,564.51	4,564.51	652.07	2,934.33
467	101	Debbie Does'Em All #2	4,564.51	4,564.51	652.07	2,934.33
468	101	Debbie Does'Em All #3	4,564.51	4,564.51	652.07	2,934.33
468	101	Debbie Does'Em All #3	354.28	354.28	50.61	177.14
469	101	Erotic City	4,564.51	4,564.51	652.07	2,934.33
470	101	Garage Girls	4,564.51	4,564.51	652.07	2,934.33
471	101	Honey Throat	4,564.51	4,564.51	652.07	2,934.33
471	101	Honey Throat	1,923.25	1,923.25	274.75	961.63
472	101	Hot Rackets	4,564.51	4,564.51	652.07	2,934.33
473	101	I Want To Be Bad	4,564.51	4,564.51	652.07	2,934.33
474	101	Legends Of Porn #3	4,564.51	4,564.51	652.07	2,934.33
474	101	Legends Of Porn #3	2,277.54	2,277.54	325.36	1,138.77
475	101	Love Scenes For Loving Couples	4,564.51	4,564.51	652.07	2,934.33
475	101	Love Scenes For Loving Couples	1,923.25	1,923.25	274.75	961.63
476	101	More Than A Handful	4,564.51	4,564.51	652.07	2,934.33
476	101	More Than A Handful	354.28	354.28	50.61	177.14
477	101	Only The Best #3	4,564.51	4,564.51	652.07	2,934.33
478	101	Only The Best Of Oral	4,564.51	4,564.51	652.07	2,934.33
478	101	Only The Best Of Oral	2,277.54	2,277.54	325.36	1,138.77
479	101	Senator's Daughter	4,564.51	4,564.51	652.07	2,934.33
479	101	Senator's Daughter	2,277.54	2,277.54	325.36	1,138.77
480	101	Sexy Nurses On And Of Duty	4,564.51	4,564.51	652.07	2,934.33
480	101	Sexy Nurses On And Of Duty	2,277.54	2,277.54	325.36	1,138.77
481	101	Skin On Skin	4,564.51	4,564.51	652.07	2,934.33
482	101	Soaking Wet	4,564.51	4,564.51	652.07	2,934.33
483	101	Stormy	4,564.51	4,564.51	652.07	2,934.33
483	101	Stormy	1,923.25	1,923.25	274.75	961.63
484	101	Superstars Of Porn #1	4,564.51	4,564.51	652.07	2,934.33
485	101	Superstars Of Porn #2	4,564.51	4,564.51	652.07	2,934.33
486	101	Suzie Superstar - The Search C	4,564.51	4,564.51	652.07	2,934.33
487	101	Suzie Superstar #3	4,564.51	4,564.51	652.07	2,934.33
488	101	Suzzanes Grand Affair	4,564.51	4,564.51	652.07	2,934.33
489	101	The Mistress	4,564.51	4,564.51	652.07	2,934.33
490	101	The Mistress #2	4,564.51	4,564.51	652.07	2,934.33
491	101	Tower Of Power	4,564.51	4,564.51	652.07	2,934.33
492	101	V - The Hot One	4,564.51	4,564.51	652.07	2,934.33
492	101	V - The Hot One	2,277.54	2,277.54	325.36	1,138.77
493	101	Vista Valley P.T.A.	4,564.51	4,564.51	652.07	2,934.33
493	101	Vista Valley P.T.A.	2,277.54	2,277.54	325.36	1,138.77
494	101	Wild Things	4,564.51	4,564.51	652.07	2,934.33
495	101	Wild Things #2	4,564.51	4,564.51	652.07	2,934.33
496	101	Everybody Wants Some	4,564.51	4,564.51	652.07	2,934.33
496	101	Everybody Wants Some	2,911.20	2,911.20	415.89	1,455.60
496			5,218.35	5,218.35	372.74	372.74
497	101	Everybody Wants Some #2	4,564.51	4,564.51	652.07	2,934.33
497	101	Everybody Wants Some #2	2,667.66	2,667.66	381.09	1,333.83
498	101	Everybody Wants Some #3	4,564.51	4,564.51	652.07	2,934.33
498	101	Everybody Wants Some #3	2,489.01	2,489.01	355.57	1,244.51
499	101	Everybody Wants Some #4	2,251.39	2,251.39	321.63	1,125.70
501	101	Beyond Reality	6,390.31	6,390.31	912.90	4,108.06
501	101	Beyond Reality	2,685.29	2,685.29	383.61	1,342.64
502	101	Beyond Reality #2	6,390.31	6,390.31	912.90	4,108.06
502	101	Beyond Reality #2	3,143.00	3,143.00	449.00	1,571.50
503	101	Beyond Reality #3	6,390.31	6,390.31	912.90	4,108.06
503	101	Beyond Reality #3	2,205.67	2,205.67	315.10	1,102.83
504	101	Beyond Reality #4	6,390.31	6,390.31	912.90	4,108.06
504	101	Beyond Reality #4	2,614.53	2,614.53	373.50	1,307.27
505	101	Beyond Reality #5	6,390.31	6,390.31	912.90	4,108.06
505	101	Beyond Reality #5	2,496.42	2,496.42	356.63	1,248.21
506	101	Beyond Reality Bionca'S Best	6,390.31	6,390.31	912.90	4,108.06
506	101	Beyond Reality Bionca'S Best	2,489.51	2,489.51	355.64	1,244.75
507	101	External Explosion	6,390.31	6,390.31	912.90	4,108.06
507	101	External Explosion	2,708.75	2,708.75	386.96	1,354.38
508	101	Sex TV Nubian Princess	6,390.31	6,390.31	912.90	4,108.06
509	101	Tight Ass Lowrider	6,390.31	6,390.31	912.90	4,108.06
510	101	Booty Cram	8,672.57	8,672.57	1,238.94	5,575.22
510	101	Booty Cram	2,380.28	2,380.28	340.04	1,190.14
511	101	Booty Deal	8,672.57	8,672.57	1,238.94	5,575.22
511	101	Booty Deal	1,925.27	1,925.27	275.04	962.63
512	101	Booty Swap	8,672.57	8,672.57	1,238.94	5,575.22
512	101	Booty Swap	2,286.96	2,286.96	326.71	1,143.48
513	101	Black Cheerleader Booty Party	8,672.57	8,672.57	1,238.94	5,575.22
513	101	Black Cheerleader Booty Party	2,413.62	2,413.62	344.80	1,206.81
514	101	Four Hos N' Da Pimp	8,672.57	8,672.57	1,238.94	5,575.22
514	101	Four Hos N' Da Pimp	2,389.54	2,389.54	341.36	1,194.77
515	101	Black Pussy Force	8,672.57	8,672.57	1,238.94	5,575.22
515	101	Black Pussy Force	2,383.98	2,383.98	340.57	1,191.99
516	101	Black Mystique	8,672.57	8,672.57	1,238.94	5,575.22
516	101	Black Mystique	2,277.54	2,277.54	325.36	1,138.77
517	101	Stories From The Hood	8,672.57	8,672.57	1,238.94	5,575.22
517	101	Stories From The Hood	2,283.26	2,283.26	326.18	1,141.63
517			162.50	162.50	11.61	11.61
518	101	Stories From The Hood #2	8,672.57	8,672.57	1,238.94	5,575.22
518	101	Stories From The Hood #2	2,307.34	2,307.34	329.62	1,153.67
519	101	Ebony Angel	8,672.57	8,672.57	1,238.94	5,575.22
519	101	Ebony Angel	2,176.31	2,176.31	310.90	1,088.16
520	101	Black Blowjob Babes	8,672.57	8,672.57	1,238.94	5,575.22
520	101	Black Blowjob Babes	2,375.22	2,375.22	339.32	1,187.61
521	101	Black Blowjob Babes #2	8,672.57	8,672.57	1,238.94	5,575.22
521	101	Black Blowjob Babes #2	2,500.52	2,500.52	357.22	1,250.26
522	101	Oversexed 5	6,390.31	6,390.31	912.90	4,108.06
522	101	Oversexed 5	2,405.58	2,405.58	343.65	1,202.79
523	101	Oversexed 6	6,390.31	6,390.31	912.90	4,108.06
523	101	Oversexed 6	2,333.72	2,333.72	333.39	1,166.86
524	101	Oversexed 7	6,390.31	6,390.31	912.90	4,108.06
524	101	Oversexed 7	2,428.41	2,428.41	346.92	1,214.21
525	101	Oversexed 8	6,390.31	6,390.31	912.90	4,108.06
525	101	Oversexed 8	2,277.54	2,277.54	325.36	1,138.77
526	101	Hungry Heart	6,390.31	6,390.31	912.90	4,108.06
526	101	Hungry Heart	2,531.52	2,531.52	361.65	1,265.76
529	101	California Fever	4,564.51	4,564.51	652.07	2,934.33
529	101	California Fever	2,277.54	2,277.54	325.36	1,138.77
530	101	Secret Of My Sexcess	4,564.51	4,564.51	652.07	2,934.33
530	101	Secret Of My Sexcess	1,822.03	1,822.03	260.29	911.01
531	101	Foxy Lady	4,564.51	4,564.51	652.07	2,934.33
531	101	Foxy Lady	2,176.31	2,176.31	310.90	1,088.16
532	101	Jezebel	4,564.51	4,564.51	652.07	2,934.33
532	101	Jezebel	1,822.03	1,822.03	260.29	911.01
533	101	Bad Company	4,564.51	4,564.51	652.07	2,934.33
533	101	Bad Company	2,277.54	2,277.54	325.36	1,138.77
534	101	Peeping Tom	4,564.51	4,564.51	652.07	2,934.33
534	101	Peeping Tom	1,822.03	1,822.03	260.29	911.01
535	101	Lusty Business	4,564.51	4,564.51	652.07	2,934.33
535	101	Lusty Business	2,277.54	2,277.54	325.36	1,138.77
536	101	Down And Dirty In Beverly Hills	4,564.51	4,564.51	652.07	2,934.33
536	101	Down And Dirty In Beverly Hills	2,277.54	2,277.54	325.36	1,138.77
537	101	A Taste Of Cherry	4,564.51	4,564.51	652.07	2,934.33
537	101	A Taste Of Cherry	1,923.25	1,923.25	274.75	961.63
538	101	A Taste Of Candy	4,564.51	4,564.51	652.07	2,934.33
538	101	A Taste Of Candy	2,277.54	2,277.54	325.36	1,138.77
538			162.50	162.50	11.61	11.61
539	101	Ginger Does'em All	4,564.51	4,564.51	652.07	2,934.33
539	101	Ginger Does'em All	1,923.25	1,923.25	274.75	961.63
540	101	Doll Face	4,564.51	4,564.51	652.07	2,934.33
540	101	Doll Face	2,277.54	2,277.54	325.36	1,138.77
541	101	Only The Best Of Barbara Dare	4,564.51	4,564.51	652.07	2,934.33
541	101	Only The Best Of Barbara Dare	2,277.54	2,277.54	325.36	1,138.77
542	101	Only The Best Of Women With Women	4,564.51	4,564.51	652.07	2,934.33
542	101	Only The Best Of Women With Women	1,822.03	1,822.03	260.29	911.01
543	101	Who Off'd Jack	2,412.60	2,412.60	344.66	1,206.30
544	102	Shusaku #1	6,927.98
545	102	Shusaku #2	6,927.98
546	102	Shusaku #3	6,904.70
547			3,918.07	3,918.07	559.72	1,399.31
549	102	Inmu #1	7,163.83
549			454.98
550	102	Inmu #2	7,246.84
550			709.78
552	102	Shusaka Replay #1	8,326.41
552			454.98
553	102	Shusaka Replay #2	8,302.10
553			454.98
554	102	Shusaka Replay #3	8,302.10
554			454.98
555	102	Shusaka Replay #4	8,302.10
555			454.98
557	102	Mission Of Darkness	9,037.97
557			556.09
558	102	Angels in the Court #1	6,786.66
558			707.76
559	102	Angels in the Court #2	6,786.66
559			707.76
559			162.50	162.50	11.61	11.61
561	102	The Black Mail #1	7,559.74
561			454.98
562	102	The Black Mail #2	7,559.74
562			531.82
563	102	The Black Mail #3	7,559.72
563			454.98
565	102	Kohime #1	8,014.90
565			454.98
566	102	Kohime #2	8,014.90
566			454.98
568	102	The Desert Island Story X #1	6,017.23
568			454.98
569	102	The Desert Island Story X #2	6,017.24
569			454.98
570	102	The Desert Island Story X #3	6,017.23
570			454.98
571	102	The Desert Island Story X #4	6,017.24
571			454.98
573	102	The Desert Island Story XX #1	6,381.65
573			454.98
574	102	The Desert Island Story XX #2	6,381.64
574			454.98
575	102	The Desert Island Story XX #3	6,381.64
575			454.98
576	102	The Desert Island Story XX #4	6,381.65
576			454.98
578	102	Welcome To Pia Carrot#1	7,914.86
578			454.98
579	102	Welcome To Pia Carrot#2	7,778.20
579			454.98
580	102	Welcome To Pia Carrot#3	7,601.07
580			454.98
580			162.50	162.50	11.61	11.61
582	102	Welcome To Pia Carrot II #1	6,522.64
582			454.98
583	102	Welcome To Pia Carrot II #2	6,660.31
583			454.98
584	102	Welcome To Pia Carrot II #3	6,660.37
584			454.98
586			1,645.57	1,645.57	235.08	587.70
587			1,357.40	1,357.40	193.91	484.79
589			1,475.10	1,475.10	210.73	526.82
590			1,475.12	1,475.12	210.73	526.83
591			2,692.51	2,692.51	384.64	961.61
592			20.00	20.00	1.43	1.43
592			5,072.33	5,072.33	724.62	1,086.93
594			5,556.09	5,556.09	793.73	1,984.32
595			5,556.09	5,556.09	793.73	1,984.32
596			5,556.09	5,556.09	793.73	1,984.32
597			5,727.98	5,727.98	818.28	2,045.71
598			5,727.98	5,727.98	818.28	2,045.71
600			1,233.54
601			1,299.26
602			1,233.54
604			6,008.94
605			5,904.94
606			6,180.94
607			6,105.94
608			255.00	255.00	18.21	18.21
609			3,569.23
610			3,063.67
612			3,556.03
613			3,384.14
615			5,691.86
616			5,691.85
617			5,871.86
624			5,421.75
625			5,407.74
626			5,407.75
636			255.00	255.00	18.21	18.21
644			10,830.35	10,830.35	1,547.19	3,867.98
645			10,827.32	10,827.32	1,546.76	3,866.90
646			10,830.09	10,830.09	1,547.16	3,867.89
647			10,820.24	10,820.24	1,545.75	3,864.37
649			10,769.69	10,769.69	1,538.53	3,846.32
650			10,769.69	10,769.69	1,538.53	3,846.32
651			10,769.69	10,769.69	1,538.53	3,846.32
652			10,769.69	10,769.69	1,538.53	3,846.32
654			10,882.17	10,882.17	1,554.60	3,886.49
655			10,676.92	10,676.92	1,525.27	3,813.19
657			9,034.33	9,034.33	1,290.62	3,226.55
657			600.01	600.01	85.72	214.29
658			8,470.00	8,470.00	1,210.00	3,025.00
659			10,899.87	10,899.87	1,557.12	3,892.81
660			9,957.83	9,957.83	1,422.55	3,556.37
661			1,404.20	1,404.20	200.60	501.50
661			5,425.00	5,425.00	775.00	1,937.50
662			1,449.20	1,449.20	207.03	517.57
662			5,425.00	5,425.00	775.00	1,937.50
664			1,227.20	1,227.20	175.31	438.29
664			5,400.00	5,400.00	771.43	1,928.57
664			305.00	305.00	21.79	21.79
665			1,227.20	1,227.20	175.31	438.29
665			5,400.00	5,400.00	771.43	1,928.57
667			17,397.67	17,397.67	2,485.38	6,213.45
667			600.01	600.01	85.72	214.29
668			8,610.00	8,610.00	1,230.00	3,075.00
668			599.98	599.98	85.71	214.28
670			1,372.50	1,372.50	196.07	490.18
670			462.50	462.50	66.07	165.18
672			10,918.39	10,918.39	1,559.77	3,899.42
674			11,058.87	11,058.87	1,579.84	3,949.60
675			11,464.21	11,464.21	1,637.74	4,094.36
676			11,263.92	11,263.92	1,609.13	4,022.83
677			11,466.15	11,466.15	1,638.02	4,095.05
678			8,285.55	8,285.55	1,183.65	2,959.12
679			8,424.58	8,424.58	1,203.51	3,008.78
681			7,172.50	7,172.50	1,024.64	2,561.61
683			15,232.00	15,232.00	2,176.00	5,440.00
684			15,302.20	15,302.20	2,186.03	5,465.07
685			10,980.11	10,980.11	1,568.59	3,921.47
685			155.00	155.00	11.07	11.07
687			10,271.00	10,271.00	1,467.29	3,668.21
688			12,192.00	12,192.00	1,741.71	4,354.29
689			20.00	20.00	1.43	1.43
689			14,942.00	14,942.00	2,134.57	5,336.43
690			15,383.00	15,383.00	2,197.57	5,493.93
691			15,310.00	15,310.00	2,187.14	5,467.86
392			15,283.00	15,283.00	2,183.29	5,458.21
692			20.00	20.00	1.43	1.43
693			20.00	20.00	1.43	1.43
693			15,283.00	15,283.00	2,183.29	5,458.21
694			20.00	20.00	1.43	1.43
694		Living Sex Toy Vol 3	8,750.00	8,750.00	1,250.00	2,500.00
694			5,996.00	5,996.00	856.57	1,284.86
696			15,283.00	15,283.00	2,183.29	5,458.21
697			20.00	20.00	1.43	1.43
697		Tragic Silence	875.00	875.00	125.00	250.00
697			12,446.00	12,446.00	1,778.00	2,667.00
698			15,283.00	15,283.00	2,183.29	5,458.21
700	101	Erotic Heat	1,561.79	1,561.79	-	1,561.79
701	101	Body Language	1,561.79	1,561.79	-	1,561.79
702	101	Hot Salsa	1,561.79	1,561.79	-	1,561.79
703	101	Tightmoves	1,561.79	1,561.79	-	1,561.79
705	101	Midnight Confessions	1,561.79	1,561.79	-	1,561.79
706			155.00	155.00	11.07	11.07
707	101	Different Strokes (Unrated)	1,561.79	1,561.79	-	1,561.79
711			13,319.00	13,319.00	1,902.71	2,854.07
714			(3,937.50)	(3,937.50)	(281.25)	(281.25)
715			(3,937.50)	(3,937.50)	(281.25)	(281.25)
715			4,375.00	4,375.00	625.00	1,250.00
717			20.00	20.00	1.43	1.43
717			13,976.00	13,976.00	1,996.57	2,994.86
718			20.00	20.00	1.43	1.43
718			13,976.00	13,976.00	1,996.57	2,994.86
720			14,744.00	14,744.00	2,106.29	3,159.43
720			20.00	20.00	1.43	1.43
721			20.00	20.00	1.43	1.43
721			14,744.00	14,744.00	2,106.29	3,159.43
722			13,909.00	13,909.00	1,987.00	2,980.50
723			20.00	20.00	1.43	1.43
723			5,072.33	5,072.33	724.62	1,086.93
724			20.00	20.00	1.43	1.43
724			5,072.33	5,072.33	724.62	1,086.93
726			20.00	20.00	1.43	1.43
726			5,279.00	5,279.00	377.07	377.07
727			5,279.00	5,279.00	377.07	377.07
727			537.50	537.50	38.39	38.39
729			20.00	20.00	1.43	1.43
730			20.00	20.00	1.43	1.43
730			89.00	89.00	6.36	6.36
732			315.00	315.00	22.50	22.50
732			69.00	69.00	4.93	4.93
733			329.00	329.00	23.50	23.50
733			55.00	55.00	3.93	3.93
734			329.00	329.00	23.50	23.50
736			83.00	83.00	5.93	5.93
737			5,259.00	5,259.00	375.64	375.64
739			82.00	82.00	5.86	5.86
742			69.00	69.00	4.93	4.93
742			295.00	295.00	21.07	21.07
743			295.00	295.00	21.07	21.07
744			5,137.00	5,137.00	366.93	366.93
748			787.50	787.50	56.25	56.25
762			150.00	150.00	10.71	10.71
783			158.33	158.33	11.31	11.31
793			200.00	200.00	14.29	14.29
800	101	Raunch #3	2,498.87	2,498.87	-	2,498.87
801	101	Hawaiian Heat #2	2,498.87	2,498.87	-	2,498.87
802	101	Double Pleasures	2,498.87	2,498.87	-	2,498.87
803	101	Jewel Raider	10,031.28	10,031.28	1,433.04	5,015.64
804	101	Sampler Peek Of Pandora	2,498.87	2,498.87	-	2,498.87
804			383.33	383.33	27.38	27.38
805	101	Strippers Serenade	2,498.87	2,498.87	-	2,498.87
806	101	Sex Lies And The President	2,498.87	2,498.87	-	2,498.87
807	101	Coming To Beverly Hills	2,498.87	2,498.87	-	2,498.87
808	101	Sensual Experience	2,498.87	2,498.87	-	2,498.87
809	101	Price Of An Education	2,498.87	2,498.87	-	2,498.87
810	101	Girl Next Door #2	2,498.87	2,498.87	-	2,498.87
811	101	First Time Ever	2,498.87	2,498.87	-	2,498.87
812	101	Bikini Beach #5	2,498.87	2,498.87	-	2,498.87
813	101	Face Sitter 3	2,498.87	2,498.87	-	2,498.87
814	101	Raunch #10	2,498.87	2,498.87	-	2,498.87
815	101	Best Butt In The West #2	2,498.87	2,498.87	-	2,498.87
816	101	Borrowed Bodies	2,498.87	2,498.87	-	2,498.87
817	101	Pink And Pretty	4,373.01	4,373.01	-	4,373.01
818	101	Corporate Affairs	2,498.87	2,498.87	-	2,498.87
818			8.34	8.34	0.60	0.60
819	101	Pumphouse Slut	2,498.87	2,498.87	-	2,498.87
820	101	Raunch 9	2,498.87	2,498.87	-	2,498.87
821	101	Face Sitter 2	2,498.87	2,498.87	-	2,498.87
822	101	Malibu Madam	2,498.87	2,498.87	-	2,498.87
823	101	Takin It To The Limit 6	2,498.87	2,498.87	-	2,498.87
824	101	Takin To The Limit 10	2,498.87	2,498.87	-	2,498.87
825	101	Buttslammer 14	2,498.87	2,498.87	-	2,498.87
826	101	Buttslammers 16	2,498.87	2,498.87	-	2,498.87
827	101	Buttslammers 15	2,498.87	2,498.87	-	2,498.87
828	101	Flesh	2,498.87	2,498.87	-	2,498.87
829	101	Cirque Du Sex	2,498.87	2,498.87	-	2,498.87
830	101	Cabin Fever	2,498.87	2,498.87	-	2,498.87
831	101	Cuntrol	2,498.87	2,498.87	-	2,498.87
832	101	Gypsy Queen	2,498.87	2,498.87	-	2,498.87
833	101	Kept Women	2,498.87	2,498.87	-	2,498.87
834	101	Private Performance	2,498.87	2,498.87	-	2,498.87
835	101	Sensual Reclusee	2,498.87	2,498.87	-	2,498.87
836	101	The Star	2,498.87	2,498.87	-	2,498.87
837	101	Virgins	2,498.87	2,498.87	-	2,498.87
838	101	Something Blue/See 892	2,498.87	2,498.87	-	2,498.87
839	101	Debbie Does Dallas	6,247.16	6,247.16	-	6,247.16
839			158.33	158.33	11.31	11.31
840	101	Life In The Fast Lane	2,498.87	2,498.87	-	2,498.87
841	101	The Dinner Party	2,498.87	2,498.87	-	2,498.87
842	101	Kissing Kaylan	2,498.87	2,498.87	-	2,498.87
843	101	Surf Babes	2,498.87	2,498.87	-	2,498.87
844	101	Mindgames	2,498.87	2,498.87	-	2,498.87
845	101	Seduce Me	2,498.87	2,498.87	-	2,498.87
846	101	Safari Jane	2,498.87	2,498.87	-	2,498.87
847	101	Cirque Du Sex 11	2,498.87	2,498.87	-	2,498.87
848	101	Politix	2,498.87	2,498.87	-	2,498.87
849	101	Rollerbabes	2,498.87	2,498.87	-	2,498.87
851	101	Psycho Sexuals	3,748.30	3,748.30	-	3,748.30
852	101	Living On The Edge	3,748.30	3,748.30	-	3,748.30
853	101	Sex Freaks	3,748.30	3,748.30	-	3,748.30
854	101	Only The Best	2,498.87	2,498.87	-	2,498.87
855	101	Only The Best #2	2,498.87	2,498.87	-	2,498.87
856	101	Legends Of Porn #1	2,498.87	2,498.87	-	2,498.87
857	101	Legends Of Porn #2	2,498.87	2,498.87	-	2,498.87
858	101	Easy	2,498.87	2,498.87	-	2,498.87
859	101	Inside Candy Samples	2,498.87	2,498.87	-	2,498.87
860	101	Sorority Pink	2,498.87	2,498.87	-	2,498.87
860			158.33	158.33	11.31	11.31
861	101	The Blonde Next Door	2,498.87	2,498.87	-	2,498.87
862	101	Nothing To Hide	2,498.87	2,498.87	-	2,498.87
863	101	Eruption	2,498.87	2,498.87	-	2,498.87
864	101	Suzie Superstar	2,498.87	2,498.87	-	2,498.87
865	101	Sorority Pink #2	2,498.87	2,498.87	-	2,498.87
866	102	La Blue Girl 1&2	2,498.87	2,498.87	-	2,498.87
867	102	La Blue Girl 3&4	2,498.87	2,498.87	-	2,498.87
868	102	La Blue Girl 5&6	2,498.87	2,498.87	-	2,498.87
869	101	Venus 5	2,498.87	2,498.87	-	2,498.87
870	101	Stripper Nurses	2,498.87	2,498.87	-	2,498.87
871	101	Stella In Starlight	2,498.87	2,498.87	-	2,498.87
872	404	Twin Angels	2,498.87	2,498.87	-	2,498.87
876	101	A Taste Of Kimberely	2,498.87	2,498.87	-	2,498.87
877	101	Big Love	2,498.87	2,498.87	-	2,498.87
878	101	Dreamotica	1,561.79	1,561.79	-	1,561.79
879	101	Female Perfomer Of The Year	2,186.51	2,186.51	-	2,186.51
880	101	The School Of Cool	2,186.51	2,186.51	-	2,186.51
881	101	The New Harvest	2,186.51	2,186.51	-	2,186.51
881			158.34	158.34	11.31	11.31
882	101	Intimate Exchanges	2,186.51	2,186.51	-	2,186.51
883	101	Just Jill	2,186.51	2,186.51	-	2,186.51
884	101	Maui Waui	2,186.51	2,186.51	-	2,186.51
885	101	Men In Fuck	2,186.51	2,186.51	-	2,186.51
886	101	Sexual Therapy	2,186.51	2,186.51	-	2,186.51
887	101	Blow Job Babes 1	2,186.51	2,186.51	-	2,186.51
888	101	Blow Job Babes 2	2,186.51	2,186.51	-	2,186.51
889	101	Blow Job Babes 3	2,186.51	2,186.51	-	2,186.51
890	102	La Blue 3 Disc Box Set 1-6	7,496.60	7,496.60	-	7,496.60
891	101	Love Bytes	3,123.58	3,123.58	-	3,123.58
892	101	Kaylan Something Blue Dts	1,561.79	1,561.79	-	1,561.79
893	101	Come To Drink Of It	1,561.79	1,561.79	-	1,561.79
894	101	Yum Yum I Love Cum	1,561.79	1,561.79	-	1,561.79
895	101	Suddenly Stacy 3	1,561.79	1,561.79	-	1,561.79
895			150.00	150.00	10.71	10.71
896	101	Takin It To The Limit Director	2,186.51	2,186.51	-	2,186.51
897	101	Buttslammers 17	2,186.51	2,186.51	-	2,186.51
898	101	Buttslammers 18	2,186.51	2,186.51	-	2,186.51
900	404	Karaoke DVD Vol 1 DTS	5,622.45	5,622.45	-	5,622.45
901	404	Karaoke DVD Vol 2 DTS	5,622.45	5,622.45	-	5,622.45
903	404	Karaoke Playboy Vol 1 DVD	12,494.33	12,494.33	-	12,494.33
904	404	Karaoke Playboy Vol 2 DVD	12,494.33	12,494.33	-	12,494.33
905	404	Karaoke Playboy Vol 3 DVD	12,494.33	12,494.33	-	12,494.33
906	404	Karaoke Playboy Vol 4 DVD	12,494.33	12,494.33	-	12,494.33
907	404	Karaoke Playboy Vol 5 DVD	12,494.33	12,494.33	-	12,494.33
908	404	Karaoke Playboy Vol 6 DVD	12,494.33	12,494.33	-	12,494.33
909	404	Karaoke DVD Vol 3 DTS	5,622.45	5,622.45	-	5,622.45
909			150.00	150.00	10.71	10.71
910	404	Karaoke DVD Vol 4 DTS	5,622.45	5,622.45	-	5,622.45
911	404	Karaoke DVD Vol 5 DTS	5,622.45	5,622.45	-	5,622.45
923			150.00	150.00	10.71	10.71
937			150.00	150.00	10.71	10.71
951			150.00	150.00	10.71	10.71
965			150.00	150.00	10.71	10.71
979			150.00	150.00	10.71	10.71
993			150.00	150.00	10.71	10.71
1014			400.00	400.00	28.57	28.57
1035			158.33	158.33	11.31	11.31
1056			158.33	158.33	11.31	11.31
1077			108.34	108.34	7.74	7.74
1091			150.00	150.00	10.71	10.71
1119			416.66	416.66	29.76	29.76
1147			416.67	416.67	29.76	29.76
1175			416.67	416.67	29.76	29.76
1189			150.00	150.00	10.71	10.71
1203			150.00	150.00	10.71	10.71
1217			150.00	150.00	10.71	10.71
1231			150.00	150.00	10.71	10.71
1245			150.00	150.00	10.71	10.71
1259			150.00	150.00	10.71	10.71
1273			150.00	150.00	10.71	10.71
1294			158.33	158.33	11.31	11.31
1308			8.34	8.34	0.60	0.60
1322			8.34	8.34	0.60	0.60
1343			408.33	408.33	29.17	29.17
1371			558.33	558.33	39.88	39.88
1392			408.34	408.34	29.17	29.17
1406			150.00	150.00	10.71	10.71
1420			150.00	150.00	10.71	10.71
1434			150.00	150.00	10.71	10.71
1448			150.00	150.00	10.71	10.71
1462			150.00	150.00	10.71	10.71
1476			150.00	150.00	10.71	10.71
1490			150.00	150.00	10.71	10.71
1504			99.99	99.99	7.14	7.14
1525			475.00	475.00	33.93	33.93
1546			475.01	475.01	33.93	33.93
1567			400.00	400.00	28.57	28.57
1588			400.00	400.00	28.57	28.57
3163			13,510.00	13,510.00	965.00	965.00
KCDGBS5317	401	Cont Music Vol 2 (BS5317-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS5417	401	Cont Hits 90'S (BS5417-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS5517	401	Eric Clapton (BS5517-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS5617	401	Buddy Holly (BS5617-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS5717	401	Whitney Houston (BS5717-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS5817	401	Boys 2 Men (BS5817-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS5917	401	Randy Travis (BS5917-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS6017	401	Elvis (BS6017-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS6117	401	Backstreet Boys/N'Sync(BS6117)	1,499.32	1,499.32	-	1,499.32
KCDGBS6217	401	Britney Spears (BS6217-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS6317	401	Backstreet Boys/N'Sync(BS6317)	1,499.32	1,499.32	-	1,499.32
KCDGBS6417	401	Jewel & Britney Spears(BS6417)	1,499.32	1,499.32	-	1,499.32
KCDGBS6517	401	Madonna (BS6517-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS6617	401	British Classic 90'S (BS6617)	1,499.32	1,499.32	-	1,499.32
KCDGBS6717	401	Rod Stewart (BS6717-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS6817	401	Jackson Brown (BS6817-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS6917	401	Steve Miller (BS6917-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS7017	401	Roy Orbison (BS7017-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS7117	401	Clint Black(BS7117-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS7217	401	Mariah #1 (BS7217-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS7317	401	J Hendrix(BS7317-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS7417	401	Van Morrison(BS7417-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS7517	401	Foreigner (BS7517-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS7617	401	The Doors (BS7617-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS7717	401	Sedaka,Anka,Pitney(BS7717-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS7817	401	Chicago (BS7817-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS7917	401	Cat Stevens (BS7917-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS8017	401	Queen (BS8017-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS8117	401	George Michael (BS8117-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS8217	401	Janet Jackson (BS8217-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS8317	401	Alabama (BS8317-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS8417	401	Gloria Estefan (BS8417-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS8517	401	Beach Boys (BS8517-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS8617	401	Phil Collins (BS8617-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS8717	401	Bee Gees (BS8717-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS8817	401	Engelbert (BS8817-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS8917	401	Bryan Adams (BS8917-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS9017	401	Eagles (BS9017-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS9117	401	Billy Joel (BS9117-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS9217	401	Rolling Stones (BS9217-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS9317	401	Celine Dion (BS9317-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS9417	401	Neil Diamond (BS9417-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS9517	401	Shania Twain (BS9517-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS9617	401	Backstreet Boys (BS9617-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS9717	401	Simon And Garfunkel (BS9717)	1,499.32	1,499.32	-	1,499.32
KCDGBS9817	401	Micheal Jackson (BS9817-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGBS9917	401	Reba Mcentire (BS9917-CDG)	1,499.32	1,499.32	-	1,499.32
KCDGHSC001	401	Hot Stuff Country V.1	3,748.30	3,748.30	-	3,748.30
KCDGHSC002	401	HotStuff Cntry V2 Dixie Chicks	3,748.30	3,748.30	-	3,748.30
KCDGHSC003	401	HotStuff Cntry V.3 Faith Hill	3,748.30	3,748.30	-	3,748.30
KCDGHSC004	401	Hot Stuff Country V.4	3,748.30	3,748.30	-	3,748.30
KCDGHSP001	401	Hot Stuff Pop V.1	2,498.87	2,498.87	-	2,498.87
KCDGHSP002	401	Hot Stuff Pop V.2	2,498.87	2,498.87	-	2,498.87
KCDGHSP003	401	Hot Stuff Pop V.3	2,498.87	2,498.87	-	2,498.87
KCDGHSP004	401	Hot Stuff Pop V.4	2,498.87	2,498.87	-	2,498.87
KCDGHSPAK#1	401	Hot Stuff Pak # 1	2,498.87	2,498.87	-	2,498.87
KCDGHSPAK#2	401	Hot Stuff Pak # 2	2,498.87	2,498.87	-	2,498.87
KCDGHSPAK#3	401	Hot Stuff Pak # 3	2,498.87	2,498.87	-	2,498.87
KCDGKH#26	401	Karaoke Hits #26 (CDG)	3,123.58	3,123.58	-	3,123.58
KCDGKH#27	401	Karaoke Hits #27 (CDG)	3,123.58	3,123.58	-	3,123.58
KCDGN1001	401	Karaoke Country #1001 (CDG)	10,620.18	10,620.18	-	10,620.18
KCDGN1002	401	Karaoke Insprir#1002 (CDG)	10,620.18	10,620.18	-	10,620.18
KCDGN1003	401	Karaoke Gospel #1003 (CDG)	10,620.18	10,620.18	-	10,620.18
KCDGN1004	401	Karaoke Rock&Roll #1004 (CDG)	10,620.18	10,620.18	-	10,620.18
KCDGN1005	401	Karaoke R& B #1005 (CDG)	10,620.18	10,620.18	-	10,620.18
KCDGN1007	401	Karaoke Popular #1007 (CDG)	10,620.18	10,620.18	-	10,620.18
KCDGN1009	401	Karaoke Christmas #1009 (CDG)	10,620.18	10,620.18	-	10,620.18
KCDGN1011	401	Karaoke Popular #1011 (CDG)	10,620.18	10,620.18	-	10,620.18
KCDGN1012	401	Karaoke Popular #1012 (CDG)	10,620.18	10,620.18	-	10,620.18
KCDGN1013	401	Karaoke R-Blues #1013 (CDG)	10,620.18	10,620.18	-	10,620.18
KCDGN1014	401	Karaoke Nursery #1014 (CDG)	10,620.18	10,620.18	-	10,620.18
KCDGN1053	401	Karaoke Country #1053 (CDG)	10,620.18	10,620.18	-	10,620.18
KCDGN1054	401	Karaoke Hits #1054 (CDG)	10,620.18	10,620.18	-	10,620.18
KCDGN1055	401	Karaoke Country #1055 (CDG)	10,620.18	10,620.18	-	10,620.18
KCDGN1056	401	Karaoke Country #1056 (CDG)	10,620.18	10,620.18	-	10,620.18
KCDGN1057	401	Karaoke Hits #1057 (CDG)	10,620.18	10,620.18	-	10,620.18
KCDGN1058	401	Karaoke Coun/Insp #1058 (CDG)	10,620.18	10,620.18	-	10,620.18
KCDGN1059	401	Karaoke Hits #1059 (CDG)	10,620.18	10,620.18	-	10,620.18
KCDGN1060	401	Karaoke Hits #1060 (CDG)	10,620.18	10,620.18	-	10,620.18
KCDGN1061	401	Karaoke Country #1061 (CDG)	10,620.18	10,620.18	-	10,620.18
KCDGN1062	401	Karaoke Oldies #1062 (CDG)	10,620.18	10,620.18	-	10,620.18
KCDGN1063	401	Karaoke Oldies #1063 (CDG)	10,620.18	10,620.18	-	10,620.18
KCDGSAVA01	401	Nikkodo Country #A01 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVA02	401	Nikkodo Country #A02 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVA03	401	Nikkodo Country #A03 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVA04	401	Nikkodo Country #A04 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVA05	401	Nikkodo Country #A05 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVA06	401	Nikkodo Country #A06 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVA07	401	Nikkodo Country #A07 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVA08	401	Nikkodo Country #A08 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVA09	401	Nikkodo Country #A09 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVA10	401	Nikkodo Country #A10 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVA11	401	Nikkodo Country #A11 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVA12	401	Nikkodo Country #A12 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVA13	401	Nikkodo Country #A13 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVA14	401	Nikkodo Country #A14 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVA15	401	Nikkodo Country #A15 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVA16	401	Nikkodo Country #A16 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVA17	401	Nikkodo Country #A17 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVA18	401	Nikkodo Country #A18 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVA19	401	Nikkodo Country #A19 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP01	401	Nikkodo Pop #P01 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP02	401	Nikkodo Pop #P02 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP03	401	Nikkodo Pop #P03 Beatles (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP04	401	Nikkodo Pop #P04 Country (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP05	401	Nikkodo Pop #P05 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP06	401	Nikkodo Pop #P06 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP07	401	Nikkodo Pop #P07 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP08	401	Nikkodo Pop #P08 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP09	401	Nikkodo Pop #P09 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP10	401	Nikkodo Pop #P10 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP11	401	Nikkodo Pop #P11 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP12	401	Nikkodo Pop #P12 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP13	401	Nikkodo Pop #P13 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP14	401	Nikkodo Pop #P14 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP15	401	Nikkodo Pop #P15 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP16	401	Nikkodo Pop #P16 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP17	401	Nikkodo Pop #P17 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP18	401	Nikkodo Pop #P18 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP19	401	Nikkodo Pop #P19 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP20	401	Nikkodo Pop #P20 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP21	401	Nikkodo Pop #P21 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP22	401	Nikkodo Pop #P22 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP23	401	Nikkodo Pop #P23 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP24	401	Nikkodo Pop #P24 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP25	401	Nikkodo Pop #P25 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP26	401	Nikkodo Pop #P26 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP27	401	Nikkodo Pop #P27 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP28	401	Nikkodo Pop #P28 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP29	401	Nikkodo Pop #P29 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP30	401	Nikkodo Pop #P30 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP31	401	Nikkodo Pop #P31 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP32	401	Nikkodo Pop #P32 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP33	401	Nikkodo Pop #P33 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP34	401	Nikkodo Pop #P34 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP35	401	Nikkodo Pop #P35 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP36	401	Nikkodo Pop #P36 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP37	401	Nikkodo Pop #P37 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP38	401	Nikkodo Pop #P38 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP39	401	Nikkodo Pop #P39 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP40	401	Nikkodo Pop #P40 (CDG)	6,247.16	6,247.16	-	6,247.16
KCDGSAVP41	401	Nikkodo Pop #P41 (CDG)	6,247.16	6,247.16	-	6,247.16
KHSP#1-01	999	VOL. 1 NEW MIXED CLASSICS	3,654.59	3,654.59	-	3,654.59
KHSP#1-02	999	VOL. 2 COUNTRY	3,654.59	3,654.59	-	3,654.59
KHSP#1-03	999	VOL. 3 OLDIES	3,654.59	3,654.59	-	3,654.59
KHSP#1-04	999	VOL. 4 ROCK	3,654.59	3,654.59	-	3,654.59
KHSP#1-05	999	VOL. 5 ROCK	3,654.59	3,654.59	-	3,654.59
KHSP#1-06	999	VOL. 6 POP	3,654.59	3,654.59	-	3,654.59
KHSP#1-07	999	VOL. 7 STANDARDS	3,654.59	3,654.59	-	3,654.59
KHSP#1-08	999	VOL. 8 POP	3,654.59	3,654.59	-	3,654.59
KHSP#1-09	999	VOL. 9 OLDIES	3,654.59	3,654.59	-	3,654.59
KHSP#1-10	999	VOL. 10 POP	3,654.59	3,654.59	-	3,654.59
KHSP#1-11	999	VOL. 11 OLDIES	3,654.59	3,654.59	-	3,654.59
KHSP#1-12	999	VOL. 12 NEW MIXED CLASSICS	3,654.59	3,654.59	-	3,654.59
KHSP#2-01	999	KHSP2-01	3,654.59	3,654.59	-	3,654.59
KHSP#2-02	999	KHSP2-02	3,654.59	3,654.59	-	3,654.59
KHSP#2-03	999	KHSP2-03	3,654.59	3,654.59	-	3,654.59
KHSP#2-04	999	KHSP2-04	3,654.59	3,654.59	-	3,654.59
KHSP#2-05	999	KHSP2-05	3,654.59	3,654.59	-	3,654.59
KHSP#2-06	999	KHSP2-06	3,654.59	3,654.59	-	3,654.59
KHSP#2-07	999	KHSP2-07	3,654.59	3,654.59	-	3,654.59
KHSP#2-08	999	KHSP2-08	3,654.59	3,654.59	-	3,654.59
KHSP#2-09	999	KHSP2-09	3,654.59	3,654.59	-	3,654.59
KHSP#2-10	999	KHSP2-10	3,654.59	3,654.59	-	3,654.59
KHSP#2-11	999	KHSPS-11	3,654.59	3,654.59	-	3,654.59
KHSP#2-12	999	KHSP2-12	3,654.59	3,654.59	-	3,654.59
KHSP#3-01	999	KHSP3-01	3,654.59	3,654.59	-	3,654.59
KHSP#3-02	999	KHSP3-02	3,654.59	3,654.59	-	3,654.59
KHSP#3-03	999	KHSP3-03	3,654.59	3,654.59	-	3,654.59
KHSP#3-04	999	KHSP3-04	3,654.59	3,654.59	-	3,654.59
KHSP#3-05	999	KHSP3-05	3,654.59	3,654.59	-	3,654.59
KHSP#3-06	999	KHSP3-06	3,654.59	3,654.59	-	3,654.59
KHSP#3-07	999	KHSP3-07	3,654.59	3,654.59	-	3,654.59
KHSP#3-08	999	KHSP3-08	3,654.59	3,654.59	-	3,654.59
KHSP#3-09	999	KHSP3-09	3,654.59	3,654.59	-	3,654.59
KHSP#3-10	999	KHSP3-10	3,654.59	3,654.59	-	3,654.59
KHSP#3-11	999	KHSP3-11	3,654.59	3,654.59	-	3,654.59
KHSP#3-12	999	KHSP3-12	3,654.59	3,654.59	-	3,654.59
KLDN1006	403	Country #6 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1008	403	Country #8 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1010	403	Rock & Roll #10 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1015	403	Hits #15 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1016	403	Blues/Rock #16 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1017	403	Hits #17 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1018	403	Country #18 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1019	403	Country #19 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1020	403	Hits #20 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1021	403	Country #21 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1022	403	Hits #22 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1023	403	Country #23 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1024	403	Hits #24 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1025	403	Country #25 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1026	403	Rhythm #26 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1027	403	Spanish #27 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1028	403	Hits #28 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1029	403	Hits #29 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1030	403	Country #30 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1031	403	Country #31 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1032	403	Hits #32 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1033	403	Hits #33 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1034	403	Hits #34 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1035	403	Hits #35 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1036	403	Country #36 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1037	403	Country #37 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1038	403	Hits #38 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1039	403	Country #39 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1040	403	Hits #40 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1041	403	Country #41 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1042	403	Hits #42 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1043	403	Country #43 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1044	403	Hits #44 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1045	403	Country #45 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1046	403	Hits #46 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1047	403	Its #47 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1048	403	Country #48 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1049	403	Rock #49 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1050	403	R&B # 50 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1051	403	R&B # 51 (LD)	10,620.18	10,620.18	-	10,620.18
KLDN1052	403	Country # 52 (LD)	10,620.18	10,620.18	-	10,620.18
NTDBD#1	101	Body Double # 1	1,874.15	1,874.15	-	1,874.15
NTDBD#2	101	Body Double # 2	1,874.15	1,874.15	-	1,874.15
NTDBD#3	101	Body Double # 3	1,874.15	1,874.15	-	1,874.15
			4,384,991.21	4,073,823.15	259,570.14	3,116,849.49

SL 7 Years						Transferred to Advance Royalty						Final			Quarterly	Quarterly
First Year 1/2, Last Year 1/2		12/31/2002	12/31/2003	12/31/2003		12/31/2003		12/31/2003	12/31/2004	12/31/2004	12/31/2004	12/31/2004	12/31/2004	12/31/2005	FYE05	FYE05
Item	Analysis	Net Book	Amortization	Accum		Accum	Net Book	Adjusted	Adjusted	Amort	%of NBV	Accum	Adjusted	Amort	Amort	%of NBV
Number	Grouping	Value	Expense	Amortization	Cost	Amortization	Value	NBV	Cost	Expense	Expensed	Amortization	NBV	Expense	Expense	Expensed
Concert Total		22,334.98	–	–	–	–	–	22,334.98	22,334.98	1,595.36	7.14%	1,595.36	20,739.62	3,167.50	791.87	3.82%
General Total		271,155.76	48,103.46	529,627.85	–	–	–	223,052.30	752,680.15	56,222.51	25.21%	585,850.35	166,829.79	57,593.04	14,398.26	8.63%
Hentai Total		871,184.65	120,920.15	215,980.95	311,168.06	70,050.74	241,117.32	529,312.99	654,764.89	90,865.44	17.17%	216,629.84	438,135.05	92,199.16	23,049.79	5.26%
Karaoke Total		(4,182.68)	(26,467.69)	1,387,744.90	–	–	–	22,285.01	1,410,029.91	1,591.79	7.14%	1,389,336.69	20,693.22	3,183.57	795.89	3.85%
Live Action Total		518,756.05	98,885.04	814,142.21	–	–	– -	419,871.01	1,234,013.23	109,295.05	26.03%	923,437.26	310,575.97	110,614.34	27,653.58	8.90%
Grand Total		1,679,248.76	241,440.95	2,947,495.91	311,168.06	70,050.74	241,117.32	1,216,856.29	4,073,823.15	259,570.14		3,116,849.49		266,757.62	66,689.40
immaterial differences			(20,265.80)	(20,165.82)		immaterial differences	(20,165.80)	(312.49)	TB	TB		TB
			221,175.15	2,927,330.09			220,951.52	1,216,543.80
TB
Backing into 12/31/03 NBV:
12/31/04 Adjusted Cost									4,073,823.15
Less 12/31/04 Accum Amortization									(3,116,849.49)
Reverse 12/31/04 Amort Expense									259,570.14
12/31/2003 Adjusted NBV									1,216,543.80